SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

2014 annual report of Sinopec Shanghai Petrochemical Company Limited	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY
LIMITED

Date: April 20, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Contents

8	Company Profile
9	Financial Highlights
13	Principal Products
15	Change in Share Capital and Shareholders
24	Directors, Supervisors, Senior Management and Employees
36	Corporate Governance
40	Internal Control
43	Corporate Governance Report
62	Report of the Directors
94	Major Events

105	Report of the International Auditor
107	(A) Financial Statements prepared under International Financial Reporting Standards
107	Consolidated Income Statement
108	Consolidated Statement of Comprehensive Income
109	Consolidated Balance Sheet
111	Balance Sheet
114	Consolidated Statement of Changes in Equity
115	Consolidated Cash Flow Statement
116	Notes to the Consolidated Financial Statements

198	Report of the PRC Auditor
200	(B) Financial Statements prepared under China Accounting Standards for Business Enterprises
200	Consolidated Balance Sheet
202	Balance Sheet
204	Consolidated Income Statement
205	Income Statement
206	Consolidated Cash Flow Statement
208	Cash Flow Statement
210	Consolidated Statement of Changes in Shareholders’ Equity
211	Statement of Changes in Shareholders’ Equity
212	Notes to the Financial Statements

314	(C) Supplementary Information to the Financial Statements

316	Written Confirmation Issued by Directors, Supervisors and Senior Management
317	Corporate Information
319	Documents for Inspection

IMPORTANT MESSAGE:

(1)	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2014 annual report of the Company, and severally and jointly accept responsibility.

(2)	If any director fails to attend the Board meeting for approving the 2014 annual report of the Company, his name shall be set out separately:

Name of Director not Attending	Position	Reasons for Absence	Name of Proxy
Lei Dianwu	Director	Business engagement	Wang Zhiqing
Shen Liqiang	Independent Non-executive Director	Business engagement	Jin Mingda

(3)	The financial report for the year ended 31 December 2014 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards(“IFRS”), was audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued standard unqualified opinions on the financial report in their auditors’ reports.

(4)	Mr. Wang Zhiqing, Chairman, President and the responsible person of the Company; Mr. Ye Guohua, Director and Chief Financial Officer of the Company; and Mr. Hua Xin, Vice Financial Officer and Director of Finance hereby warrant the truthfulness and completeness of the financial statements contained in the annual report.

(5)	Plan for Profit Appropriation or Capital Reserve Capitalisation reviewed by the Board

In 2014, the net loss attributable to equity shareholders of the Company amounted to RMB716,427,000 under CAS (net loss of RMB692,222,000 under IFRS). The board does not recommend dividend for this year, and would not carry out the capital reserve capitalization.

(6)	Forward-looking statements such as future plans and development strategies in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

(7)	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes.

(8)	The Company did not provide external guarantees in violation of the required decision-making procedures.

(1)	Definitions

In this report, unless the context otherwise requires, the following terms shall have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited
“Board”	the Board of Directors of Sinopec Shanghai Petrochemical Company Limited
“Supervisory Committee”	the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited
“PRC”	the People’s Republic of China
“the Reporting Period”	the year ended 31 December 2014
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shanghai Stock Exchange”	Shanghai Stock Exchange
“Group”	the Company and its subsidiaries
“Sinopec Group”	China Petrochemical Corporation
“Sinopec Corp.”	China Petroleum & Chemical Corporation
SASAC	State-owned Assets Supervision and Administration Commission of the State Council
The Share Option Incentive Scheme	A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers
“Securities Law”	the PRC Securities Law
“Company Law”	the PRC Company Law
“CSRC”	China Securities Regulatory Commission
“Articles of Association”	the articles of association of the Company
“Hong Kong Stock Exchange website”	www.hkexnews.hk
“Shanghai Stock Exchange website”	www.sse.com.cn
“Website of the Company”	www.spc.com.cn
“HSE”	Health, Safety, and Environment
“COD”	Chemical Oxygen Demand
“PIMS”	Process Industry Modeling System
“EVA”	Ethylene Vinyl Acetate
“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)
“Corporate Governance Code”	the “Corporate Governance Code” set out in Appendix 14 to the Hong Kong Listing Rules

(2)	Major Risk Warning

Potential risks are elaborated in this report. Please refer to “Report of the Directors” for details of the potential future risks.

Company Profile

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People’s Republic of China based on sales in 2014. It is also one of the largest PRC producers of ethylene. Ethylene is one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimising its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange.

Since the listing of its shares, the Company has strived to continuously improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical enterprise.

Financial Highlights

(Prepared under IFRS)

Expressed in RMB million	2014		2013		2012		2011		2010
Year ended 31 December:
Net sales		92,725.0		105,503.2		87,217.3		89,509.7		72,095.9
(Loss)/profit before taxation		(889.9)		2,444.7		(2,016.5)		1,296.7		3,529.9
(Loss)/profit after taxation		(675.8)		2,065.5		(1,505.1)		986.5		2,794.4
(Loss)/profit attributable to equity shareholders of the Company		(692.2)		2,055.3		(1,528.4)		956.1		2,769.0
Basic and diluted (loss)/earnings per share	RMB	(0.064)	RMB	0.190	RMB	(0.212)	RMB	0.133	RMB	0.385
Basic and diluted (loss)/earnings per share (after restatement)*		N/A		N/A	RMB	(0.142)	RMB	0.089	RMB	0.256
As at 31 December:
Total equity attributable to equity shareholders of the Company		16,500.3		17,732.5		16,037.2		17,925.6		17,689.5

Total assets		30,905.6		36,636.8		36,462.5		30,718.9		28,697.5

Total liabilities		14,134.0		18,645.3		20,158.6		12,523.2		10,748.2

*	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

Net sales
(RMB millions)
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
72,095.9
89,509.7
87,217.3
105,503.2
92,725.0
2010
2011
2012
2013
2014

1.	Major Accounting Data

(Prepared under CAS)

	For the years ended 31 December
	2014 RMB’000	2013 RMB’000	Increase / decrease compared to the previous year (%)	2012 RMB’000
Operating income	102,182,861	115,539,829	-11.56	93,072,254
Profit before income tax (“-” for loss)	-914,149	2,392,870	-138.20	-2,032,974
Net profit attributable to equity shareholders of the Company (“-” for net loss)	-716,427	2,003,545	-135.76	-1,548,466
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for net loss)	-806,028	1,650,721	-148.83	-1,719,496
Net cash inflow from operating activities (“-” for net outflow)	4,039,919	5,480,669	-26.29	-1,611,521

	As at 31 December
	2014 RMB’000	2013 RMB’000	Increase / decrease compared to the end of the previous year (%)	2012 RMB’000
Total equity attributable to equity shareholders of the Company	16,570,623	17,831,617	-7.07	16,190,419
Total assets	31,145,983	36,915,933	-15.63	36,805,799

Financial Highlights (continued)

(Prepared under CAS)

2.	Major Financial Indicators

	For the years ended 31 December
	2014	2013	Increase/decrease compared to the previous year(%)	2012**
Basic earnings per share (“-” for loss) (RMB/Share)	-0.066	0.186	-135.48	before restatement –0.215	after restatement –0.143
Diluted earnings per share (“-” for loss) (RMB/Share)	-0.066	0.186	-135.48	before restatement –0.215	after restatement –0.143
Basic earnings per share excluding non-recurring items (“-” for loss) (RMB/Share)	-0.075	0.153	-149.02	before restatement –0.239	after restatement –0.159
Return on net assets (weighted average) (%)*	-4.165	11.778	Decreased by 15.943 percentage points		–9.028
Return on net assets based on net profit or loss excluding non-recurring items (weighted average) (%)*	-4.686	9.704	Decreased by 14.390 percentage points		–10.025
Net cash inflow per share from operating activities (“-” for net outflow) (RMB/Share)	0.374	0.507	-26.23	before restatement –0.224	after restatement –0.149

	As at 31 December
	2014	2013	Increase/decrease compared to the end of the previous year(%)	2012**
Net asset value per share attributable to equity shareholders of the Company (RMB/Share)*	1.534	1.651	-7.09	before restatement 2.249	after restatement 1.499
Liability-to-asset ratio (%)	45.926	50.995	Decreased by 5.069 percentage points		55.286

*	The above-mentioned net assets do not include minority shareholders’ interests.
**	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

3.	Non-recurring items

	2014 RMB’000	2013 RMB’000	2012 RMB’000
Net (loss)/earnings from disposal of non-current assets	-33,966	417,280	-14,319
Employee reduction expenses	-4,684	-2,463	-7,388
Government grants recorded in profit and loss, except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	182,829	59,658	221,044
Income from external entrusted loans	2,299	2,202	2,093
Other non-operating income and expenses other than those mentioned above	-25,357	-6,227	23,044
Effect attributable to minority interests (after tax)	-1,240	-1,143	-962
Income tax effect	-30,280	-116,483	-52,482

Total	89,601	352,824	171,030

4.	Differences between financial statements prepared under CAS and IFRS

1.	Differences between the net profit and total equity attributable to equity shareholders of the Company in the financial report prepared under CAS and IFRS

	Net profit (“-” for net loss)		Total equity attributable to equity shareholders of the Company
	The Reporting Period RMB’000	Corresponding period of the previous year RMB’000	At the end of the Reporting Period RMB’000	At the beginning of the Reporting Period RMB’000
Prepared under CAS	-716,427	2,003,545	16,570,623	17,831,617
Items and values adjusted under IFRS:
Government Subsidies	28,772	54,130	-70,351	-99,123
Safty Production Fee Adjustment	-4,567	-2,347	—	—
Prepared under IFRS	-692,222	2,055,328	16,500,272	17,732,494

2.	Describtion of differences between financial statements prepared under CAS and IFRS

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

Principal Products

The Group produces over 60 different types of products including a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. As a result of the Group’s high degree of integration, many of the petroleum products and intermediate petrochemical products produced by the Group are used primarily in the production of the Group’s downstream products.

The following table sets forth the net sales of the Group’s major products in 2014 as a percentage of total net sales and their typical uses.

Major products sold by the Group	% of 2014 net sales	Typical use
Manufactured products
Synthetic fibres
Polyester staple	0.47	Textiles and apparel
Acrylic staple	2.47	Cotton type fabrics wool type fabrics delre, and acrylic top
Others	0.18

Subtotal:	3.12
Resins and plastics
Polyester chips	2.23	Polyester fibres, films and containers
PE pellets	5.87	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
PP pellets	4.78	Extruded films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	0.20	PVA fibres, building coating materials and textile starch
Others	0.39

Subtotal:	13.47

Major products sold by the Group	% of 2014 net sales	Typical use
Intermediate petrochemical products
Ethylene	0.17	Feedstock for PE, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fibre
Ethylene oxide	2.50	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	2.48	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
PX	3.88	Intermediate petrochemical, polyester
Butadiene	0.85	Synthetic rubber and plastics
Ethylene glycol	0.82	Fine chemicals
Others	2.66

Subtotal:	13.36
Petroleum products
Gasoline	19.44	Transportation fuels
Diesel	22.01	Transportation and agricultural machinery fuels
Jet oil	3.87	Transportation fuels
Others	7.80

Subtotal:	53.12
Trading of petrochemical products	15.95

Others	0.98

TOTAL:	100

Change in Share Capital and Shareholders

(1)	Change in share capital

1.	Change in share capital

	Before the changes		Increase/decrease (+, -)					After the changes
	Amount (shares)	Percentage (%)	New shares issued (shares)	Bonus shares (shares)	Shares converted from reserves (shares)	Others (shares)	Subtotal (shares)	Amount (shares)	Percentage (%)

1. Unlisted non-circulating shares	0	0	0	0	0	0	0	0	0
(1) Shares of Promoters	0	0	0	0	0	0	0	0	0
Including:
Shares held by the state	0	0	0	0	0	0	0	0	0
(2) Collective legal person shares	0	0	0	0	0	0	0	0	0
2. Shares With Trading restrict	5,685,000,000	52.64	0	0	0	-765,000,000	-765,000,000	4,920,000,000	45.56
(1) Shares held by state-owned legal entities	5,460,240,000	50.56	0	0	0	-540,240,000	-540,240,000	4,920,000,000	45.56
(2) Shares held by other domestic investors	224,760,000	2.08	0	0	0	-224,760,000	-224,760,000	0	0
3. Listed circulating shares	5,115,000,000	47.36	0	0	0	+765,000,000	+765,000,000	5,880,000,000	54.44
(1) RMB-denominated ordinary shares	1,620,000,000	15	0	0	0	+765,000,000	+765,000,000	2,385,000,000	22.08
(2) Overseas listed foreign shares	3,495,000,000	32.36	0	0	0	0	0	3,495,000,000	32.36

4. Total share number	10,800,000,000	100	0	0	0	0	0	10,800,000,000	100

2.	Changes in trading restricted share capital

Name of Shareholders	Number of trading restricted shares held at the beginning of the year (Share)	Decrease during 2014 (Share)	Increase during 2014 (Share)	Number of trading restricted shares held at the end of the year (Share)	Reason for restriction	Date of unrestricted shares
China Petroleum & Chemical Corporation	5,460,000,000	5,460,000,000	0	4,920,000,000	promise of share reform	20/08/2014
Shanghai Kangli Gong Mao Company and others	225,000,000	225,000,000	0	0	promise of share reform	20/08/2014

Total	5,685,000,000	765,000,000	0	4,920,000,000

(2)	Issue and listing of shares

1.	Issue of shares in the previous three years

As at the end of the Reporting Period, the Company did not issue new shares or affect any share listings in the previous three years.

2.	Changes in the Company’s total number of shares, share structure, Company assets and gearing structure

There were no changes to the Company’s total number of shares or share structure as a result of reasons such as bonus issues or share placements during the Reporting Period.

3.	Current employee shares

The Company had no employee shares during the Reporting Period.

Change in Share Capital and Shareholders (continued)

(3)	Shareholders and controlling company of the controlling shareholder

1.	Total number of shareholders and their shareholdings

Number of shareholders at the end of the Reporting Period	125,724
Number of shareholders at the end of the 5th working day previous to the annual report announcement date	114,972

2.	Shareholding of the top ten shareholders as at the end of the reporting period

	Increase (+)/	Number	Percentage of	Number of	Status of
	decrease (-)	of shares	total	trading	pledged/frozen shares
Name of Shareholders	during 2014 (shares)	held (shares)	shareholding (%)	restricted shares held	Status of shares	Number of shares	Type of shareholders
China Petroleum & Chemical Corporation	—	5,460,000,000	50.56	4,920,000,000	None	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	+3,696,000	3,445,362,653	31.90	—	Unknown	—	Foreign legal person
NSSF Four Hundred Thirteen Combination	Unknown	34,481,836	0.32	—	Unknown	—	Others
Shanghai Kangli Gong Mao Company	-3,785,000	21,470,000	0.20	—	Unknown	—	Others
Zhejiang Economic Construction Investment Co., Ltd.	—	18,000,000	0.17	—	Unknown	—	Others
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	Unknown	12,609,307	0.12	—	Unknown	—	Others
Bank of China - Harvest CSI 300 exchange-traded index securities investment fund	+196,788	11,987,438	0.11	—	Unknown	—	Others
China Industrial and Commercial Bank Co., Ltd. - Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	-8,495,437	10,122,278	0.09	—	Unknown	—	Others
China Industrial and Commercial Bank Co., Ltd. -Huatai-PineBridge CSI 300ETF	Unknown	9,417,800	0.09	—	Unknown	—	Others
China Scholars Group Co., Ltd	Unknown	9,200,011	0.09	—	Unknown	—	Others

(3)	Shareholders and controlling company of the controlling shareholder (continued)

2.	Shareholding of the top ten shareholders as at the end of the reporting period (continued)

Top ten shareholders of circulating shares without trading restriction as at 31 December 2014

Name of shareholders	Number of circulating shares held (shares)	Type of Shares
HKSCC (Nominees) Limited	3,445,362,653	Overseas listed foreign shares
China Petroleum & Chemical Corporation	540,000,000	RMB-denominated ordinary shares
NSSF Four Hundred Thirteen Combination	34,481,836	RMB-denominated ordinary shares
Shanghai Kangli Gong Mao Company	21,470,000	RMB-denominated ordinary shares
Zhejiang Economic Construction Investment Co., Ltd.	18,000,000	RMB-denominated ordinary shares
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	12,609,307	RMB-denominated ordinary shares
Bank of China - Harvest CSI 300 exchange-traded index securities investment fund	11,987,438	RMB-denominated ordinary shares
China Industrial and Commercial Bank Co., Ltd. - Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	10,122,278	RMB-denominated ordinary shares
China Industrial and Commercial Bank Co., Ltd. -Huatai-PineBridge CSI 300ETF	9,417,800	RMB-denominated ordinary shares
China Scholars Group Co., Ltd	9,200,011	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

Change in Share Capital and Shareholders (continued)

(3)	Shareholders and controlling company of the controlling shareholder (continued)

3.	Shareholding and conditions of circulating restricted in top ten shareholders

Name of shareholders holding trading restricted shares	Number of trading-restrict shares held	Earliest time to be traded	Number of shares which will be added to be traded	Restricted Conditions
China Petroleum & Chemical Corporation	4,920,000,000	20/08/2015	540,000,000	1. Shall not be traded or transferred in the twelve months since the date of implementation of the Share reform proposal;
		20/08/2016	4,380,000,000	2. After the expiration of the first condition, original non-tradable shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the company, nor shall it exceed 10% within twenty-four months.

(3)	Shareholders and controlling company of the controlling shareholder (continued)

4.	Details of the controlling shareholder and controlling company of the controlling shareholder

(i).	Details of the controlling shareholder

a. Legal person

Name of controlling shareholder:	China Petroleum & Chemical Corporation

Legal representative:	Fu Chengyu

Date of incorporation:	25 February 2000

Certificate of Organization Code:	71092609-4

Registered capital:	RMB116,721,086,804

Major business operations and management activities:	Exploration, exploitation, pipeline transportation and trading of crude oil and natural gas; production, trading, storage and transportation of chemical products such as refined oil, petrochemical products, chemical fibres, fertilisers and others; import and export of techniques and goods such as petroleum, natural gas, petroleum products, petrochemical products, and other chemical products; as well as import and export business agent of the aforementioned goods and techniques; research, exploration and application of techniques and information.

Future development Strategy	With its corporate mission of empowering lives, core values of people, responsibility, integrity, excellence, innovation and win-win, Sinopec Corp. implements strategies for resources, markets, integration, international operations, differentiation and green & low-carbon growth. Through market-oriented operations, specialization, differentiation, integrated management and rigorous governance, Sinopec Corp. strives to transform our growth model and build a world-leading energy and chemical company that addresses the needs of all.

Shareholdings in other domestic and overseas companies during the reporting period	Besides the Company, Sinopec Corp. directly holds shares in other listed companies with the following details:

Company	Number of shares hold	Percentage of shares hold
Sinopec Shandong Taishan Pectroleum Co., Ltd.	118,140,120	24.57%

Change in Share Capital and Shareholders (continued)

(3)	Shareholders and controlling company of the controlling shareholder (continued)

4.	Details of the controlling shareholder and controlling company of the controlling shareholder (continued)

(ii).	Controlling company of the controlling shareholder

a.	Legal person

Name of controlling company of the controlling shareholder:	China Petrochemical Corporation

Legal representative:	Fu Chengyu

Date of incorporation:	24 July 1998

Certificate of Organization Code:	10169286-X

Registered capital:	RMB274,866,534,000

Major businesses operation or management activities:	According to the Group’s restructuring strategy in 2000, China Petrochemical Corporation injected its chemicals business into Sinopec Corp. Sinopec continue to operate several petrochemical facilities and small-scale refining plants. Its services include: provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; project construction service and water, electricity and other public utilities and social services.

Future development Strategy	Sinopec implements strategies for resources, markets, integration, international operations, differentiation and green & low-carbon growth.

Shareholdings in other domestic and overseas companies during the reporting period	China Petrochemical Corporation directly holds shares in other listed companies with the following details:

	Number of	Percentage of
Company	shares hold	shares hold
China Petroleum & Chemical Corporation*	85,720,671,101	72.47%
Sinopec Engineering (Group) Co., Ltd.	2,907,856,000	65.67%
Sinopec Yizheng Chemical Fibre Company Limited	9,224,327,662	72.01%
Kingdream Public Limited Company	270,270,000	67.5%
China Merchants Energy Shipping Co., Ltd.	911,886,426	19.32%

* Excludes the 553,150,000 H shares held by Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, through HKSCC (Nominees) Limited.

(3)	Shareholders and controlling company of the controlling shareholder (continued)

4.	Details of the controlling shareholder and controlling company of the controlling shareholder (continued)

(iii).	Controlling company of the controlling shareholder

b.	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

*	Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

(4)	Other legal person shareholders holding more than 10% of the Company’s share capital

As at 31 December 2014, HKSCC (Nominees) Limited held 3,445,362,653 H shares of the Company, representing 31.90% of the total issued share capital of the Company.

(5)	Public Float

Based on the public information available to the Board, as at 20 March 2015, the Company had a sufficient public float which complied with the minimum requirement under the Hong Kong Listing Rules.

Change in Share Capital and Shareholders (continued)

(6)	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2014, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	Interests in ordinary shares of the Company

Name of shareholders	Number of share interests held or deemed as held (shares)		Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)		Capacity
China Petroleum & Chemical Corporation	5,460,000,000 Promoter legal person shares	(L)	50.56		—		Beneficial owner
Blackrock, Inc.	201,196,012	(L)	1.86	(L)	5.76	(L)	Beneficial owner;
	25,757,000	(S)	0.24	(S)	0.74	(S)	Investment managers;
							Other (lendable shares)

Note: (L): Long position; (S):Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

As at 31 December 2014, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

Changes in Shareholdings and remuneration

1.	Changes in Shareholdings and remuneration of Directors, Supervisors and Senior Management

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year (shares)	Number of shares held at the end of the year (shares)	change	Reason of change	Total remuneration received from the Company during the Reporting Period (RMB’000) (before taxation)	Total remuneration received from shareholder during the Reporting Period (RMB’000) (before taxation)
Wang Zhiqing	Chairman and President	M	52	June 2014 to June 2017	Nil	Nil	Nil	—	83.1	—
Wu Haijun	Vice Chairman	M	52	June 2014 to June 2017	Nil	Nil	Nil	—	—	—
Gao Jinping	Vice Chairman and Vice President	M	48	June 2014 to June 2017	Nil	Nil	Nil	—	81.1	—
Ye Guohua	Director & Chief Financial Officer	M	46	June 2014 to June 2017	Nil	Nil	Nil	—	73.1	—
Jin Qiang	Director & Vice President	M	49	June 2014 to June 2017	Nil	Nil	Nil	—	74.4	—
Guo Xiaojun	Director & Vice President	M	45	June 2014 to June 2017	Nil	Nil	Nil	—	61.5	—
Lei Dianwu	Director	M	52	June 2014 to June 2017	Nil	Nil	Nil	—	—	63.4
Mo Zhenglin	Director	M	50	June 2014 to June 2017	Nil	Nil	Nil	—	—	21.7
Shen Liqiang	Non-executive Director	M	58	June 2014 to June 2017	Nil	Nil	Nil	—	—	0
Jin Mingda	Independent Non-executive Director	M	64	June 2014 to June 2017	Nil	Nil	Nil	—	15.0	—
Cai Tingji	Independent Non-executive Director	M	60	June 2014 to June 2017	Nil	Nil	Nil		15.0	—
Zhang Yimin	Independent Non-executive Director	M	60	June 2014 to June 2017	Nil	Nil	Nil	—	15.0	—
Zhang Jianbo	Chairman of the Supervisory Committee	M	52	June 2014 to June 2017	Nil	Nil	Nil	—	48.7	—
Zuo Qiang	Supervisor	M	52	June 2014 to June 2017	Nil	Nil	Nil	—	39.8	—
Li Xiaoxia	Supervisor	F	45	June 2014 to June 2017	Nil	Nil	Nil	—	37.3	—
Zhai Yalin	Supervisor	M	50	June 2014 to June 2017	Nil	Nil	Nil	—	—	57.1
Wang Liqun	Supervisor	M	57	June 2014 to June 2017	Nil	Nil	Nil	—	—	56.9
Zheng Yunrui	Independent Supervisor	M	49	December 2014 to June 2017	Nil	Nil	Nil	—	—	—
Tang Weizhong	Company Secretary	M	48	June 2014 to June 2017	Nil	Nil	Nil	—	15.6	—
Li Hong Gen	Former Director and Former Vice President	M	58	June 2011 to June 2014	Nil	Nil	Nil	—	56.3	—
Zhang Jianping	Former Director and Former Vice President	M	52	June 2011 to June 2014	Nil	Nil	Nil	—	56.3	—
Chen Xinyuan	Former Independent Supervisor	M	50	June 2014 to December 2014	Nil	Nil	Nil	—	—	—
Zhou Yunnong	Former Independent Supervisor	M	72	June 2014 to July 2014	Nil	Nil	Nil	—	—	—
Zhang Zhiliang	Former Vice President	M	61	June 2011 to June 2014	Nil	Nil	Nil	—	50.5	—
Shi Wei	Former Vice President	M	55	June 2011 to April 2014	Nil	Nil	Nil	—	51.1	—
Zhang Jingming	Former Company Secretary	M	57	June 2011 to June 2014	Nil	Nil	Nil	—	28.7	—
Total							Nil		802.5	199.1

Shares held by the individuals listed above are A shares and represent the individuals’ personal interests in their capacity as beneficial owners.

Directors, Supervisors, Senior Management and Employees (continued)

Profiles of Directors, Supervisors and Senior Management

Directors

Wang Zhiqing, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang commenced work in 1983 and has held various positions, including Deputy Leader of the preparatory team for the chemical fibre plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fibre plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fibre plant. Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex from June 1999 to December 2001, Vice President cum Chief Engineer of Sinopec Luoyang Company from February 2000 to December 2001, President of Sinopec Luoyang Company from December 2001 to October 2006, Leader of the preparatory team for a Sinopec refinery project in Guangxi from July 2005 to May 2007, manager of Sinopec Jiujiang Company from October 2006 to December 2008, President of Sinopec Jiujiang Company from December 2008 to July 2010, President and Deputy Secretary of the Communist Party Committee of the Company in July 2010, and Director of the Company in December 2010. He was appointed Vice Chairman of the Company from December 2010 to June 2013 and Director and Chairman of Shanghai Secco Petrochemical Company Limited in February 2011. Mr. Wang was Chairman of the Company in June 2013. He graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. In addition, He graduated from The Open University of Hong Kong and China Europe International Business School with a Master of Business Administration in 2001 and 2013, respectively. He is a professor-level senior engineer by professional title.

Wu Haijun, 52, is Vice Chairman of the Company, Director and Vice President of Shanghai Secco Petrochemical Company Limited. Mr. Wu joined the Shanghai Petrochemical Complex(the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai Secco Petrochemical Company Limited. From April 2010 to February 2011, Mr. Wu was President of Shanghai Secco Petrochemical Company Limited. In June 2010, he was appointed Director and Vice Chairman of the Company. In February 2011, he was appointed Vice President of Shanghai Secco Petrochemical Company Limited. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an Master of Business Administration from the China Europe International Business School. He is a senior engineer by professional title.

Gao Jinping, 48, is Vice Chairman, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, Chairman of the Labor Union of the Company from May 2003 to November 2013, and was elected Director of the Company from June 2004 to June 2006. Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company From April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company, from June 2006 to March 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as a Director of the Company. In June 2014, Mr. Gao was appointed as a Vice Chairman of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Ye Guohua, 46, is Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. In June 2011, Mr Ye was Director of the Company. Mr. Ye graduated with a major in accounting from the Shanghai University of Finance and Economics in 1991. He is a senior accountant by professional title.

Jin Qiang, 49, is Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Director of the Utilities Department Director of the Machinery and Power Division and Director of Sinopec Zhenhai Refining & Chemical Co., Ltd. (ZRCC). Mr. Jin was Deputy Chief Engineer of Sinopec Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr Jin was appointed Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 specialising in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 specializing in economic management. He is a professor-level senior engineer by profession title.

Directors, Supervisors, Senior Management and Employees (continued)

Guo Xiaojun, 45, is Executive Director and Vice President of the Company. Mr. Guo joined the Company in 1991 and has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Assistant to the Manager, Assistant Manager and Manager cum Deputy Secretary of the Communist Party Committee. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and Vice President of the Company in April 2013. In June 2014 Mr. Guo was appointed Director of the Company. He graduated with a major in basic organic chemical engineering from the East China University of Science and Technology in 1991 and obtained Bachelor of Engineering, and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in 2008. He is a senior engineer by professional title.

Lei Dianwu, 52, is Vice President of Sinopec Corp, Assistant to the General Manager and Chief Economist of Sinopec Group. In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company and Vice President and Manager of the production division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of the Development and Planning Division at China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he assumed the position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei was appointed Assistant to General Manager of Sinopec in March 2009, was appointed Vice President of Sinopec Corp in May 2009, and was appointed Chief Economist of Sinopec Group in August 2013. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute with a major in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a senior engineer by professional title.

Mo Zhenglin, 50, is Chief Accountant of the Chemical Division of Sinopec Corp. and Director of Shanghai Secco Petrochemical Company Limited. In June 2014 Mr. Mo was elected External Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department, as well as Chief Accountant and Director of the Finance Department of the Refinery Division of Beijing Yanshan Petrochemical Corporation (now known as Sinopec Beijing Yanshan Company); and Deputy Chief Accountant of Sinopec Beijing Yanshan Company and Chief Accountant of the Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai Secco Petrochemical Company since November 2008. Mr. Mo obtained a bachelor’s degree in Management from Zhongnan University of Economics in 1986, majoring in Finance and Accounting. He is a senior accountant by professional title.

Shen Liqiang, 58, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). In June 2011, Mr. Shen was elected Independent Director of the Company. Mr. Shen has been engaged in the financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of ICBC; Vice President of the Zhejiang Branch of the ICBC; Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of ICBC since June 2009. Mr. Shen has long been engaged in the management of the banking business and has both in-depth expertise on finance theory and extensive experience in finance. Mr. Shen holds a Master’s Degree in Economics and is a senior accountant by professional title.

Jin Mingda, 64, is Chairman of Shanghai Chemical Industry Association. In June 2011, Mr. Jin was elected Independent Director of the Company. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd.; General Manager cum Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd.; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007 and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007 to August 2013. He was appointed Independent Director of Shanghai Electric Power Co., Ltd. in November 2009. Mr. Jin has extensive experience in business decision-making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title.

Cai Tingji, 60, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai, and has been Independent Director of the Company since June 2011. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai was responsible for IPO projects for a number of large Chinese domestic enterprises in China, Hong Kong or overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Directors, Supervisors, Senior Management and Employees (continued)

Zhang Yimin, 60, is a Professor of Economics and Finance and head of the Faculty of Accounting and Finance at the China Europe International Business School. He was appointed Executive Director of the Company in October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Assistant Professor at the Business School of the University of New Brunswick, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of Economics and Finance at the China Europe International Business School in September 2004. His main area of research interest is in operations, financing and industrial economic studies. He possesses a wealth of professional knowledge and experience.

Supervisors

Zhang Jianbo, 52, is Chairman of the Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union of the Company. Mr. Zhang started his career in 1985. He has served as Deputy Director of Senior Corporate Management section of the Education Office of Sinopec Group, was appointed Deputy Director of Evaluation and Appointment Management section of Human Resources Office of Sinopec Corp. and was appointed Director of the Supervisory section of the Human Resources Office of Sinopec Group and Sinopec Corp. Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee in August 2013, and was appointed Chairman of the Supervisory Committee and Chairman of the Labor Union of the Company in November 2013. Mr. Zhang graduated from the Oil Extraction Engineering Faculty of Jianghan Petroleum Institute School and obtained a bachelor’s degree in engineering in 1985. He has senior professional technical qualifications.

Zuo Qiang, 52, is Supervisor, Deputy Secretary of Discipline Inspection Commission, Director of the Supervisory Office and Director of Supervisory Committee Office. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant, Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and Deputy Director of the Supervisory Office of the Company. He was appointed Secretary of the Corporate Discipline Supervisory Committee of the Company. In April 2011, he was appointed Director of the Supervisory Office in April 2011, and has been serving as Supervisor, Director of Supervisory Committee Office since June 2011, and Deputy Secretary of the Discipline Inspection Commission of the Company since October 2011. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 with a major in Party & Administrative management. He has senior professional technical qualifications.

Li Xiaoxia, 45, is Supervisor and Vice Chairman of the Labor Union of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as Supervisor of the Company in June 2011 and Vice Chairman of the Labor Union of the Company in December 2011. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 with a major in petroleum and natural gas transportation. She has senior professional technical qualifications.

Zhai Yalin, 50, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp., and has been External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Wang Liqun, 57, is Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp., and has been External Supervisor of the Company since June 2011. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Corporation, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Co., Ltd. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Co., Ltd. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Zheng Yunrui, 49, is a professor in civil and commercial law at the Faculty of Law of East China University of Political Science and Law in the PRC. Mr. Zheng graduated from Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in Law and a doctoral degree in Law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also a procurement assessment expert of the Shanghai Municipal People’s Government and an arbitrator at the Shenzhen Arbitration Commission.

Directors, Supervisors, Senior Management and Employees (continued)

Senior Management

Tang Weizhong, 48, is Secretary to the Board, Director of the Board Secretariat of the Company and Director of the Foreign Affairs Division of the Company. Mr. Tang joined the Complex in 1989. He has held various positions, including the Supervisor of the Board Secretariat of the Company and the Assistant Director of the Board Secretariat of the Company. He was the Deputy Director of the Board Secretariat of the Company from August 2003 to June 2011. He was the Securities Affairs Representative of the Company from June 2002 to June 2014. He has been the Director of the Board Secretariat of the Company since June 2011, and the Director of the Foreign Affairs Division of the Company since January 2014. In June2014, he was appointed secretary to the Board. Mr. Tang graduated from Beijing Institute of Chemical Fibre Engineering with a major in organic chemistry in 1989, and obtained a master’s degree in business administration with a major in marketing from Zhejiang University in 1996. He holds the professional qualification of senior economist.

Management Positions held at the Company’s Shareholders

Name	Shareholder’s name	Position held	Commencement of service term	End of service term
Lei Dianwu	Sinopec Corp.	Vice President	May 2012	May 2015
Mo Zhenglin	Sinopec Corp.	Chief Accountant of Chemical Division	May 2012	May 2015
Zhai Yalin	Sinopec Corp.	Deputy Director of Audit Department	May 2012	May 2015
Wang Liqun	Sinopec Corp.	Deputy Director of Supervisory Department	May 2012	May 2015

Management Positions held at other companies

Name	Other company’s name	Position held	Commencement of service term	End of service term
Wu Haijun	Shanghai Secco Petrochemical Company Limited	Director and Deputy General Manager	February 2011	February 2015

Aside from the information set out in the tables above and in “Profile of Directors, Supervisors and Senior Management”, no Director, Supervisor or Senior Management of the Company holds any position at any other company.

Remuneration of Directors, Supervisors and Senior Management

1.	Procedures for determining the remuneration of Directors, Supervisors and Senior Management

Allowances for Independent Directors are determined by the Board, and the resolution of the same are submitted to the general meeting for consideration and approval. Remunerations of other Directors, Supervisors and Senior Management are determined according to the Remuneration System for Directors, Supervisors and Senior Management which was passed at the 2002 annual general meeting of the Company.

For details of the remuneration of the Directors and Supervisors of the Company, please refer to Note 10 to the financial statements prepared under IFRS.

2.	Basis for determining the remuneration of Directors, Supervisors and Senior Management

The remuneration of Directors, Supervisors and Senior Management of the Company is determined by the principles of “efficiency, motivation and fairness” and approved in accordance with the Remuneration System for Directors, Supervisors and Senior Management.

3.	Remuneration payable of Directors, Supervisors and Senior Management

Please refer to section “Changes in Shareholdings and remuneration of Directors, Supervisors and Senior Management”.

4.	The total actual remuneration of Directors, Supervisors and Senior Management paid by the Company in the Reporting Period: RMB8.025 million.

5.	The five highest paid individuals

Please refer to Notes 10 to the financial statements prepared under IFRS. The five individuals are the Directors, Supervisors and Senior Management of the Company.

6.	Pension scheme

Please refer to Notes 2.24 and 27(e) to the financial statements prepared under IFRS.

Directors, Supervisors, Senior Management and Employees (continued)

Change of Directors, Supervisors and Senior Management

Name	Position held	Change	Reason
Jin Qiang	Director and Vice President	Selected	Change of work allocation
Guo Xiaojun	Director and Vice President	Selected	Change of work allocation
Mo Zhenglin	Director	Selected	Change of work allocation
Zheng Yunrui	Independent Supervisor	Selected	Change of work allocation
Tang Weizhong	Board Secretary	Appointed	Change of work allocation
Xiang Hanyin	Former Director	Resigned	Retirement by rotation
Chen Xinyuan	Former Independent Supervisor	Resigned	Resignation
Zhou Yunnong	Former Independent Supervisor	Resigned	Resignation
Zhang Zhiliang	Former Vice President	Resigned	Retirement
Shi Wei	Former Vice President	Resigned	Change of work allocation
Zhang Jingming	Former Board Secretary	Resigned	Retirement by rotation

Interests and short positions of Directors, Supervisors and Senior Management in shares, underlying shares and debentures of the Company

In addition to the disclosure in section “Changes in Shareholdings and remuneration of Directors, Supervisors and Senior Management”, as at 31 December 2014, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions.

As at 31 December 2014, none of the Company’s Directors, Supervisors or Senior Management or their respective spouses and children under 18 years had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Directors’ and Supervisors’ Interests in Contract

None of the Directors or Supervisors of the Company had any material interests, either directly or indirectly, in any contracts of significance entered into or subsisting during or at the end of the year with the Company or any of its associated corporations.

None of the Directors or Supervisors of the Company has entered into any service contracts with the Company which are not terminable by the Company within one year without payment of compensation other than statutory compensation.

Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) as set out under Appendix 10 to Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

Employees

Number of employees of the Company	13,202
Number of employees of the subsidiaries	111
Total number of employees of the Group	13,313
Number of retired workers who require the Group to bear the costs of retirement	15,891
Professionals structure and level of education of the Company’s employees
Category of Professionals	Number of employees
Production personnel	7,789
Sales staff	71
Technical staff	3,744
Financial officers	58
Administrative staff	1,540
Others	13,202
Level of education
Educational Attainment	Number of employees
College graduate or below	10,588
Undergraduate	2,437
Post-graduate and above	177
Total	13,202

Directors, Supervisors, Senior Management and Employees (continued)

Staff remuneration

Remuneration packages for the Company’s staff include salary, bonus and allowances, together with medical insurance coverage, pension and other benefits. In accordance with the relevant regulations of PRC, the Company also participates in the social security scheme implemented by the relevant authorities. Pursuant to the scheme, the Company contributes to the scheme by a proportion of the monthly salary of its staff.

Training programs

According to the human resources main line “streamlining the structure and enhancing the quality” with an aim of “strengthening the team construction and facilitating the employee development”, the Company improves the educational training management and talent growth, enhance the focus area and the effectiveness of the training, so as to build nationally leading and world class petrochemical enterprise.

Professional structure chart	The level of education chart

Outsourcing Service

The total renumeration for outsourcing services: RMB1,733,823

Corporate Governance

(1)	Notes for corporate governance and insider registration management

1.	Corporate governance

In 2014, the Company strictly complied with the Company Law and Securities Law and the Corporate Governance Principles for Listed Companies issued by the CSRC, as well as the relevant provisions and requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It continued to improve its corporate governance structure, develop its corporate system, streamline operations and enhance its overall corporate image.

Improving governance policies: During the Reporting Period, in accordance with the requirements of the relevant laws and regulations of the places where the Company’s shares are listed, the Company amended and improved the Company’s “Internal Control Manual” (2014 edition).

Accomplished specific corporate governance activities for listed companies in an earnest manner: During the Reporting Period, the Company was committed to ensuring the compliance of relevant regulatory rules regarding corporate governance and continued to consolidate its achievements in specific areas of corporate governance. The Company and its Directors, Supervisors, Senior Management, shareholders and the controlling company of its controlling shareholder has not been investigated by the CSRC; nor punished or publicly criticized by the CSRC, The Hong Kong Securities and Futures Commission or the U.S. Securities and Exchange Commission, nor publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange or the New York Stock Exchange.

To further improve the governance structure of the Company, long-term incentive and binding for the core staff including the senior management, core business, technical and management position of the Company was executed. On 15 August 2014, the The Second meeting of the Eighth Session of the Board of Directors considered and passed resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” and its administrative measures. The abovementioned proposal was considered and passed at First Extraordinary General Meeting for 2014, First A Shareholders Class Meeting for 2014 and First H Shareholders Class Meeting for 2014 on 23 December 2014.

Through the continuous implementation of specific corporate governance activities and improvements to the development of its governance system, the Company further enhanced its corporate governance standards. The Company’s internal system also became more robust and standardized. Under the guidance of the relevant regulatory authorities, the Company will operate in strict compliance with the relevant laws and regulations and will further strengthen the establishment of standardized and institutionalized corporate governance so as to ensure the lawful, robust and sustained development of the Company.

Corporate Governance (continued)

2.	Registration and management of persons with access to inside information

In order to govern the registration and management of persons with access to the Company’s inside information, strengthen the confidentiality of inside information and safeguard the fairness of information disclosure, the Company achieved these aims by following the “System for the Registration and Management of Inside Information” with a view to prevent exceptional movements in share prices due to the leakage of inside information, and legal risks arising therefrom for further regulating the operation of the Company.

(2)	The brief introduction of Annual General Meeting

Session of the meeting	Convening Date	Name of the motion	Resolutions	Websites for Publication of Resolutions	Date of Publication of Resolutions
2013 Annual General Meeting	18 June 2014

1.  2013 Work Report of the Board of the Company

2.  2013 Work Report of the Supervisory Committee of the Company

3.  2013 Audited Financial Statements of the Company

4.  2013 Profit Distribution Plan of the Company

5.  2014 Financial Budget Report of the Company

6.  The re-appointment of the Company’s domestic and international auditors

7.  The election of members of the 8th Session of the Board of the Company

8.  The election of non-employee Supervisors of the 8th Session of the Supervisory Committee of the Company

			Endorsed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	19 June 2014
First Extraordinary General Meeting in 2014	23 December 2014

1.  About the Proposal regarding “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”

2.  About the Proposal regarding “Administrative Measures on A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”

3.  About the Proposal regarding “Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited”

4.  About the Proposal regarding Proposing the General Meeting and the Class Meetings of Sinopec Shanghai Petrochemical Company Limited to Authorize the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme

5.  About the Proposal regarding selecting Mr. Zheng Yunrui as the Independent Supervisor of the Eighth Session of the Board of Directors of the Company

			Endorsed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	24 December 2014
First Class Meeting of Holders of A-shares in 2014	23 December 2014

1.  About the Proposal regarding “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”

2.  About the Proposal regarding Proposing the General Meeting and the Class Meetings of Sinopec Shanghai Petrochemical Company Limited to Authorize the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme

			Endorsed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	24 December 2014
First Class Meeting of Holders of H-shares in 2014	23 December 2014

1.  About the Proposal regarding “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”

2.  About the Proposal regarding Proposing the General Meeting and the Class Meetings of Sinopec Shanghai Petrochemical Company Limited to Authorize the Board of Directors to Deal with the Matters Relating to the Share Option Incentive Scheme

			Endorsed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	24 December 2014

(3)	Performance of Duties by the Directors

1.	Directors’ attendance at the Board meetings and General Meetings

		Circumstances on participating in the Board Meeting						Circumstances on participating in General Meetings
Name of Director	Whether as Independent Director	Attendance at the Board meetings during the year	Attendance in person (no. of times)	Attendance by correspondence (no. of times)	Attendance by proxy (no. of times)	Absence (no. of times)	Whether not attending in person for two consecutive times	Attendance at the General Meetings (no. of times)
Wang Zhiqing	No	6	6	3	0	0	No	4
Wu Haijun	No	6	5	3	1	0	No	4
Gao Jinping	No	6	5	3	1	0	No	4
Ye Guohua	No	6	6	3	0	0	No	4
Jin Qiang	No	4	3	2	1	0	No	3
Guo Xiaojun	No	4	4	2	0	0	No	0
Lei Dianwu	No	6	3	3	3	0	No	0
Mo Zhenglin	No	4	3	2	1	0	No	0
Shen Liqiang	Yes	6	5	3	1	0	No	0
Jin Mingda	Yes	6	5	3	1	0	No	4
Cai Tingji	Yes	6	6	3	0	0	No	4
Zhang Yimin	Yes	6	5	3	1	0	No	4
Li Honggen	No	2	2	1	0	0	No	0
Zhang Jianping	No	2	2	1	0	0	No	0
Xiang Hanyin	No	2	2	1	0	0	No	0

The Board meetings held during the year (no. of times)		6
including:	meetings held on site (no. of times)	3
	meetings held by correspondence (no. of times)	3
	meetings held by correspondence on site and by correspondence (no. of times)	0

2.	Disagreement from Independent Directors on relevant issues of the Company

During the Reporting Period, none of the Independent Directors of the Company had any disagreements on any Board resolutions or other issues.

Corporate Governance (continued)

(4)	Major comments and recommendations put forward by the special committees under the Board while these committees discharged their duties during the Reporting Period

On 19 March 2015, the Board’s Audit Committee reviewed with the management the accounting principles and standards adopted by the Company and studied audit, internal control and financial reporting matters, including the review of the financial statements for the year ended 31 December 2014.

On 19 March 2015, the Board’s Remuneration and Appraisal Committee reviewed the remuneration of Directors, Supervisors and Senior Management in the Company’s annual report for the year ended 31 December 2014.

(5)	Explanation by the Supervisory Committee on the identification of risks in the Company

The Company’s Supervisory Committee had no objections to the matters under their supervision during the Reporting Period.

(6)	Explanation by the Company on the failure to guarantee independence or maintain autonomous operational ability with its controlling shareholder in various areas including business, personnel, assets, offices and finances

The Company is independent in various areas, including business, personnel, assets, offices and finances from the controlling shareholder. The Company’s business is independent in its entirety with autonomous operational ability.

(7)	Evaluation mechanism for Senior Management as well as the establishment and implementation of incentive mechanism during the Reporting Period

The Remuneration System for the Senior Management was considered and approved at the 2002 Annual General Meeting of the Company on 18 June 2003. In 2014, the Company continued to adopt this system as the basis of appraising and rewarding the Company’s Senior Management.

During the Reporting period, the A Share Option Incentive Scheme of the Company and its administrative measures was considered and approved at the General Meeting. According to the scheme, Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jinqiang, Mr. Guo Xiaojun and the Company Secretary Mr. Tang Weizhong are the qualified incentive targets. If the related indicates required by the scheme are completed, the abovementioned will be assigned A share stock option of the Company.

Internal Control

(1)	Statement of Responsibility for Internal Control and the Establishment of the Internal Control System

1.	Statement of responsibility for internal control

The Board of the Company is responsible for establishing and maintaining a complete internal control system pertinent to financial reporting.

The objectives of internal control pertinent to financial reporting are to ensure that the financial information reported is true, complete and reliable and to prevent the risk of material misstatements. However, internal control has its inherent limitations and can only provide a reasonable level of assurance to achieve the objectives mentioned above.

The Board has evaluated the internal controls pertinent to financial reporting in accordance with the requirements under the Basic Standards for Enterprise Internal Control, and is of the view that such internal control was effective in the year 2014.

2.	Establishment of the internal control system

Overall plan of internal control establishment

Since 2004, the Company has established and implemented a full internal control system which covers aspects such as production, operations, finance, investment, human resources and information disclosure, and has been amending the Internal Control Manual annually in accordance with domestic and overseas regulatory requirements, risk prevention needs and the internal control review recommendations from external auditors.

The Company’s internal control system has been established primarily for the following basic objectives: (a) to standardize the enterprise’s business operation, prevent operational and managerial risks, ensure that financial statements and relevant information are truthful and complete, improve operational efficiency and effects, and facilitate the achievement of the Company’s development strategy; (b) to plug loopholes and eliminate potential hazards so as to prevent, detect and correct mistakes and fraudulent acts in a timely manner, thereby ensuring that the Company’s assets are secure and integral; and (c) to ensure that the relevant state laws and regulations, the Articles of Association and internal rules and regulations are thoroughly enforced so as to fulfill the regulatory requirements for listed companies in both domestic and overseas capital markets.

Internal Control (continued)

Work plan and implementation on establishing and improving the internal control system

The Internal Control Manual (2014 Edition) comprises 51 operation procedures in 22 categories and sets out 1,450 control points and 354 authorization control indicators. The scope of control covers the major areas of the Company’s production, operations and development, as well as the key procedures of relevant business such as financial management, accounting and auditing, procurement of raw materials, product sales, capital expenditures, human resources and information management. The scope of control also includes reviewing the sufficiency of the Company’s resources of accounting, financial management and reporting functions as well as employee qualifications and experience and the adequacy of the training courses attended by the employees and the relevant budget.

In 2014, the Company conscientiously enforced the Internal Control Manual approved by the Board, and conducted self-review, walk-through test on procedures and integrated inspection on internal control in accordance with the relevant rules and regulations. The external auditors of the Company also reviewed the status of the Company’s internal control system. The management of the Company considers that the internal control of the Company was effective during the Reporting Period.

Establishment of the department inspecting and supervising internal control

The Company has established an internal control task force with the President and the Chief Financial Officer as its chief and deputy chief, respectively. As the leading organ of the Company’s overall internal control system, the task force is mainly responsible for approving annual amendments to the Internal Control Manual, considering updates to the Internal Control Manual, reviewing the annual self-assessment report on internal control, handling and rectifying issues identified during an internal control review and reporting major issues to the Board for consideration and approval.

The internal control task force has an internal control office, which is a department in charge of internal control review and supervision. The office is responsible for directing or organizing daily inspections and evaluation, organizing annual comprehensive inspections and evaluation of the Company, organizing specific inspections and evaluation as needed, supervising and rectifying, drafting assessment proposals and reporting them to the internal control task force and submitting regular reports on internal control inspection and supervision to the Audit Committee of the Board.

The Company has established an internal control supervisor working network consisting of 45 members. These internal control supervisors, on behalf of their respective departments or administrative heads of second-tier units, conduct internal control work and activities within their respective supervisory scope and functionally report to the internal control office of the Company.

The Board’s work arrangements for internal control

Through the Audit Committee set up under the Board, the Board reviews reports on the establishment of the internal controls of the Company and the results of the implementation and inspection of the internal controls on a regular basis. It also considers and publishes its self-assessment report on the internal controls of the Company on an annual basis, and considers and approves the revised Internal Control Manual of the Company.

PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to the “Sarbanes-Oxley Act”. PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to “Audit Guidelines for Enterprise Internal Control” in 2014.

Improvements to the internal control system in relation to financial audit

According to the stringent requirement of the Company as well as facilitation and operation of the integrated management system, 13 systems including outsourcing, accounts receivable, bidding management and carbon emission trading are added. It further standardized the business management including outsourcing, bidding management, accounts receivable and carbon emission trading, improving the contract management system and effectively avoiding the legal risk.

Defects present in internal control and relevant rectification

The Company has conducted an assessment on its internal control work in 2014. The results of the assessment are: no material deficiencies were detected in the design or implementation of the internal control of the Company from 1 January 2014 to 31 December 2014.

(2)	The Company’s Disclosure of the Assessment Report on the Internal Control

1.	The Company has disclosed an assessment report of the Board on internal control.

2.	The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company as at 31 December 2014 pursuant to the requirements of Audit Guidelines for Enterprise Internal Control. An auditor’s Report on Internal Control over Financial Reporting according to “Audit Guidelines for Enterprises Internal Control” has been issued.

(3)	The Company’s Establishment of an Accountability System for Major Errors in the Disclosure of Information in Annual Report

The Company’s Information Disclosure Management System (2012 Revised Version) defined specific regulations for the accountability for major errors in the disclosure of information in its annual report. During the Reporting Period, there were no major errors in the disclosure of information in the Company’s annual report such as amendments to major accounting errors, supplements to material omission of information or amendments to results forecasts.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules)

The Company is committed to operating in compliance with standards by implementing stringent corporate governance measures and enhancing accountability and transparency, to deliver higher returns to shareholders. It is the Company’s belief that adopting a good corporate governance system and a world-class governance model are essential to the development of the Company into a competitive international petrochemical enterprise.

Corporate Governance Practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange except for certain exceptions from Code Provision A.2.1 as listed below.

Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation:	Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reasons:	Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

Set out below are the corresponding practices of the Company in relation to the principles under the Corporate Governance Code for the reference of the shareholders.

A.	Directors

A.1	The Board

The Board meets at least once per quarter. In 2014, six Board meetings were held. The Seventh Session of the Board of Directors held two meetings, while the Eighth Session of the Board of Directors held four meetings. Most of the directors entitled to attend the meetings had actively attended the six meetings held this year in person or by means of communication. Before each Board meeting, the Secretary to the Board would consult each Director on matters to be tabled at the relevant Board meeting. Any matters so raised by the Directors would be included on the agenda of the relevant regular Board meeting. During the year, all notices and draft agenda of all Board meetings were sent to all Directors no later than 14 days before the date of the meeting.

All Directors maintain communication with the Secretary to the Board of the Company, who is responsible for ensuring that the operations of the Board comply with the relevant procedures and advising the Board on matters concerning corporate governance and regulatory compliance. The Secretary to the Board is responsible for preparing and maintaining minutes of Board meetings and those of Board committees, and the delivery of the same to the Directors within a reasonable period of time from the conclusion of the respective meetings. Such minutes are also open to inspection by any Director or member of the Board committees. The Directors are entitled to seek independent professional advice at the Company’s expense.

If any substantial shareholder or Director has a conflict of interest in a material matter for which a Board meeting shall be held, the Director(s) concerned shall abstain from voting and shall not be counted towards the quorum present at the Board meeting.

The Company has purchased liability insurance against any possible legal action against its Directors.

A.2	Chairman and President

Mr. Wang Zhiqing serves as the Chairman and President of the Company. The Chairman of the Company was elected by a simple majority vote of the Board. The President is appointed by the Board. The duties and responsibilities of the Chairman and the President are clearly separated and the scope of their respective duties and responsibilities is set forth in the Articles of Association.

The Chairman of the Company is responsible for providing to all Directors all information concerning the performance of Board duties. The Chairman of the Company is also committed to improving the quality of the information and timeliness of the delivery of information to the Directors. The Chairman of the Company plays an important role in promoting good corporate governance within the Company. One of the other important roles of the Chairman of the Company is to lead the Board, encourage the Directors to carry out their duties in good faith with mutual support and close cooperation, and make an active contribution to the production, operations, reform and development of the Company. The Chairman should also be responsible for determining and approving the agenda for each Board meeting.

In 2014, the Chairman of the Board and Non-executive Directors (including Independent Non-executive Directors) held a meeting without the attendance of Executive Directors, for exchanges and discussions on the Board’s annual work plans and the implementation of such plans as well as the state of the Company’s production and operations and its development prospects.

The Chairman is the person with the greatest responsibility for the Company’s investor relations work, including presiding over and participating in major investor relations activities (including shareholder meetings, results presentations, press conferences, significant events and roadshows, important domestic and overseas capital market conferences and major financial media interviews, etc.) and maintaining contact with shareholders to ensure that the views of the shareholders can be conveyed to the entire Board.

A.3	Board composition

The Company discloses the composition of its Board by position (including Chairman, Executive Directors, Independent Non-executive Directors and Non-executive Directors) in all of its correspondence. The Company has four Independent Non-executive Directors, representing one-third of its total number of Directors. To enable the shareholders to have a better understanding of our Directors and the composition of our Board, the profiles of each Board member and their respective roles and responsibilities are available on the websites of the Hong Kong Stock Exchange and the Company.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

A.4	Appointments, re-election and removal

All of the Directors (including Non-executive Directors) are appointed for a specific term. According to the Articles of Association, Directors shall be elected by shareholders at a general meeting for a term of three years, and shall be eligible for re-election upon expiry of their terms of office. However, the term of an Independent Non-executive Director may not exceed a total of six years. Appointment of all new Directors of the Company shall be subject to approval by shareholders at the first general meeting after their appointment.

The Resolution of the General Election of the Board of Directors had been approved at the 2013 Annual General Meeting held on 18th June 2014. Directors including Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Gao Jinping, Mr. Ye Guohua and Mr. Lei Dianwu were re-elected; while Independent Non-executive Directors, including Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin were re-elected. Directors including Mr. Jin Qiang, Mr Guo Xiaojun and Mr. Mo Zhenlin were appointed for the first time.

A.5	Nomination Committee

The Company has established a nomination committee which is chaired by the Chairman of the Board and comprises two other members who are Independent Non-executive Directors.

The appointments of Executive Directors Mr. Wang Zhiqing and Independent Non-executive Directors Mr. Shen Liqiang and Mr. Jin Mingda as members of the Nomination Committee of the eighth session of the Board, among whom Mr. Wang Zhiqing is Director of the Nomination Committee, were approved.

The Nomination Committee is a special committee under the Board of the Company that is accountable to the Board, and is mainly responsible for making recommendations to the Board on the procedures and criteria for the selection and appointment of the Company’s Directors and Senior Management, as well as on their qualifications to hold office.

The Rules of Procedure for the Nomination Committee is published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. It contains a clear statement on the terms of reference of the Nomination Committee.

The Company provides adequate resources to the Nomination Committee for the performance of its duties. If it needs to seek independent professional advice during the performance of its duties, it may do so at the Company’s expense.

To enhance the Company’s corporate governance practices and comply with the amendments about the diversity on the Company’s board of directors of the code of corporate governance, the Nomination Committee adopted the Board Diversity Policy on 27th August 2013.

A.6	Responsibilities of Directors

To ensure the Directors adequately understand the operations and businesses of the Company, every newly-appointed Director receives a comprehensive set of introductory materials after his/her appointment which includes an introduction to the Group’s business, the duties and responsibilities of a Director and other legal requirements. Relevant on-going professional training sessions are also organized for newly-appointed Directors to help them fully understand the duties that a Director should fulfill as stipulated in the relevant requirements of the laws and regulations, including the Hong Kong Listing Rules, and to enable them to have a timely and comprehensive understanding of the operations of the Company. In addition, all Non-executive Directors would receive updated information from the management regularly, including strategic plans, business reports and analyses on economic activities and so forth. As such, the Non-executive Directors are able to perform their duties effectively. The functions of the Non-executive Directors include the following: participating in Board meetings to provide independent opinions; taking a lead at Board meetings where potential conflicts of interest arise; serving as members of the Board committees when invited; and scrutinizing the Company’s performance.

The Secretary to the Board of the Company is responsible for ensuring that all Directors receive updates on the requirements of Hong Kong Listing Rules and other legal requirements.

While the Directors give opinions on matters such as external guarantees, financing and connected transactions, the Company appoints relevant independent professionals such as auditors, sponsors and lawyers to provide independent opinions to help the Directors discharge their duties.

(1)	Training of Directors

All Directors participated in continuing professional development to upgrade their expertise and skills to ensure that they perform their duties better in contributing to the Board. Each of the Directors has provided to the Company records of their participation in the relevant training in 2014. The Company has also committed to organizing training programs for its Directors.

(2)	Changes in part-time jobs disclosed by Directors to the Company

During the review period, there was no change in part-times jobs disclosed by Directors to the Company.

For details of the Directors’ participation in Board meetings and attendance at shareholder meetings, please refer to “(3) Performance of Duties by the Directors” under the Section “Corporate Governance” of this annual report.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

A.7	Supply of and access to information

To facilitate the Directors in performing their duties more effectively and obtaining the relevant information to make informed decisions, the agenda of all meetings of the Board or Board committees, together with all relevant documents, are sent to each Board member at least three days before the date of the relevant meetings. The Directors may hold formal or informal meetings with the Senior Management before any Board meeting. The Directors and members of the Board committees are entitled to inspect the papers and minutes of meetings of the Board / the Board committees.

B.	Remuneration of Directors and Senior Management

B.1	The level and make-up of remuneration and disclosure

The Company established the Remuneration and Appraisal Committee in 2001, with two-thirds of its members being Independent Non-executive Directors. The terms of reference are set out in the Rules of Procedures for the Remuneration and Appraisal Committee of Sinopec Shanghai Petrochemical Company Limited and are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. In March 2003, the Remuneration and Appraisal Committee submitted to the Board proposals on the remuneration of the Directors, Supervisors and Senior Management of the Company. The proposals were implemented following approval by the shareholders at the Shareholders’ General Meeting. The Committee may seek advice from independent professionals if required in accordance with the applicable procedures, and may do so at the expense of the Company.

C.	Accountability and Audit

C.1	Financial reporting

All Directors regularly receive comprehensive reports from the management covering strategic proposals, operations updates, financial objectives, plans and initiatives. The Board presents a balanced, clear and understandable assessment of the affairs and prospects of the Group in the Company’s annual and interim reports, other announcements relating to inside information and other financial disclosures as required under Hong Kong Listing Rules.

During the Reporting Period, the management provided to members of the Board on monthly basis information on the Company’s production and financial analysis, as well as Xinjinshan Post , a newspaper published by the Company that covers recent developments in the Company’s production and operations. In addition, external Directors were also able to promptly learn about the latest updates on the Company’s business and information disclosure on the Company’s website.

C.2	Internal control

The Company has established and continues to enhance its internal control system. The management conducts self-assessments and reviews of the effectiveness of its internal control every year. A self-assessment report is be prepared and submitted to the Board for approval. For details of the internal control of the Company for the Reporting Period, please refer to “The Establishment of the Internal Control System” in Section “Internal Control” of this annual report.

The Board ensures that the internal control system of the Company is sound and proper to safeguard its shareholders’ investments and its assets through two reviews conducted annually by the Audit Committee of the Company’s internal control system. The Audit Committee conducted these reviews of the Company’s internal control for 2013 and the first half of 2014 in March and August 2014, respectively. The reviews were reported to the Board, and the recommendations provided by the Board further enhanced the Company’s internal control system, thereby enhancing the effectiveness and efficiency of internal control.

C.3	Audit Committee

The Company established the Audit Committee in June 1999. The establishment of the Audit Committee reflects the Company’s determination to improve the transparency of its financial reporting system and its financial arrangements. The Company pays close attention to the preparation of minutes by the Audit Committee. The draft of the minutes is prepared by the secretary of the meeting and dispatched to the members of the Committee within a reasonable period after the meeting. The composition and terms of reference of the Audit Committee are set out in the Rules of Procedures for the Audit Committee of Sinopec Shanghai Petrochemical Company Limited and are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. The Committee may seek advice from independent professionals in accordance with the applicable procedures, and may do so at the expense of the Company.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

D.	Delegation of Powers by the Board

D.1	Management functions

The Board and the management of the Company are subject to clearly defined terms of reference separately set out in the Articles of Association. The Rules of Procedure for the Board, an annex to the Articles of Association, contains detailed provisions on the terms of reference, authorization, meeting policies and rules of discussion of the Board. The Company has also developed the Work Rules for the President which contains detailed provisions on the duties and responsibilities as well as the rules of procedure for the management.

D.2	Board Committees

As at the end of the Reporting Period, the Board has three committees, namely the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee, for which terms of reference have been prescribed. The Board committees submit minutes and resolutions and report to the Board after every meeting in respect of the progress of their work and results of discussion.

D.3	Corporate Governance functions

The terms of reference of the Board and its three special committees are set out in the Articles of Association and include the following items:

(a)	formulate and review the Company’s corporate governance policies and practices and make recommendations to the Board;

(b)	review and monitor the training and continuing professional development of Directors and Senior Management;

(c)	review and monitor the policies and practices of the Company in the compliance with the relevant legal and regulatory requirements;

(d)	review the compliance with the Corporate Governance Code of the Company and the disclosures in the Corporate Governance Report.

The Board and its special committees have performed the corporate governance duties listed above in 2014.

E.	Communication with Shareholders

E.1	Effective Communication

The Board is committed to maintaining smooth communications with the Company’s shareholders. The Company developed the “Work System of Investor Relations” and “Information Disclosure Management System”, which have been approved by the Board of Directors. The Chairman of the Board and a number of the Company’s Directors attended the 2013 Annual General Meeting and 2014 Extraordinary General Meeting so as to be able to communicate directly with the Company’s shareholders. Domestic auditors and international auditors also attended the 2013 Annual General Meeting.

The notice on convening the 2013 Annual General Meeting was dispatched to shareholders at least 45 days before the meeting.

E.2	Voting by poll

The Company regularly informs its shareholders on the procedures of voting by way of a poll. The procedures for demanding a poll are contained in the notice of general meeting and the enclosed circular. Explanation of the relevant procedures is also provided at the general meeting. An external auditor is retained as the scrutinizer at each general meeting.

During the 2013 Annual General Meeting and 2014 Extraordinary General Meeting, the Chairman of the meeting explained the detailed procedures of voting by way of a poll at the meeting and answered all questions from the shareholders regarding voting by way of a poll.

F.	Company Secretary

The Company Secretary plays a major role in supporting the Board by ensuring that there is good communication and healthy exchanges between the members of the Board and that the Board complies with the rules of procedure. The Company Secretary is responsible for providing advice to the Board through the Chairman of the Board and the President on governance matters and organizing the relevant training and professional development for Directors.

The Company Secretary is an employee of the Company and is familiar with the day-to-day affairs of the Company. The selection, appointment or dismissal of the Company Secretary should be considered and approved at a Board meeting held on-site. The Company Secretary reports to the Chairman of the Board and the President and provides professional advice and services to all Directors to ensure that the Board procedures are in compliance with all applicable laws, regulations and policies.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

Directors’ Securities Transactions

For details, please refer to the “Model Code for Securities Transactions” under the “Directors, Supervisors, Senior Management and Employees” section of this annual report. The Company is not aware of any information that would reasonably indicate that the Directors and Supervisors were not in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

Board of Directors

1.	Composition of the Board

The Board consists of 12 Directors, including six Executive Directors, two Non-executive Directors and four Independent Non-executive Directors, among whom there is one Chairman and two Vice-Chairman. The personal particulars and terms of office of the Directors are set out in the “Directors, Supervisors and Senior Management and Employees” section of this annual report.

2.	Functions of the Board

The Board is primarily responsible for formulating and supervising the strategic development of the Company; determining the objectives, strategies, policies and business plans of the Company; reviewing and monitoring the Company’s operations and financial performance; as well as formulation of the appropriate risk management policies, thereby ensuring the achievement of the Company’s strategic objectives.

Subject to the Articles of Association, the Board shall convene at least four regular meetings every year. The Chairman serves as the convener of the Board meetings and is responsible for determining the topics to be considered. In practice, the Board convenes a minimum of four meetings each year. Six Board meetings were held in 2014.

The particulars for Directors’ attendance at the Board meetings and Annual General Meeting have been included in the “Corporate Governance” section of this annual report.

3.	Qualifications and Independence of the Independent Directors

The four Independent Non-executive Directors of the Company possess extensive experience as well as academic and professional qualifications in various areas that include management, accounting and finance, respectively, thereby ensuring the Board’s ability to protect the interests of the Company’s shareholders as a whole. During the Reporting Period, the Independent Directors contributed significantly in improving the Company’s corporate governance structure and protecting the interests of the Company’s minority shareholders. For example, Independent Non-executive Director Mr. Cai Tingji is a fellow of the Hong Kong Institute of Certified Public Accountants. He is highly familiar with financial reporting and accounting given his years of experience in auditing. The Company confirms that it has received from each Independent Non-executive Director confirmation of his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules, confirming to the Company his independence on an annual basis. The Company considers all of its Directors to be independent.

Board Committees

As at the end of the Reporting Period, three committees were set up under the Board, namely the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee. Specific rules of procedure for each committee stipulating their terms of reference have been set out. The meetings of these committees are conducted with reference to the procedures of the Board meetings (including requirements on the issue of meeting notices, minutes and records).

1.	The Remuneration and Appraisal Committee

(i)	Role and Functions of the Remuneration and Appraisal Committee

The principal duty of the Remuneration and Appraisal Committee is to formulate and review the remuneration policies and proposals for the Directors and Senior Management, set performance appraisal standards and conduct performance appraisals of the Directors and Senior Management of the Company.

(ii)	Members of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee of the Eighth Session of the Board comprises three Directors, two of whom are Independent Non-executive Directors and one who is Executive Director.

Chairman: Jin Mingda, Independent Non-executive Director

Members: Jin Mingda, Independent Non-executive Director, Shen Liqiang, Independent Non-executive Director and Ye Guohua, Executive Director

Note: The appointment of the Eighth Session of the Remuneration and Appraisal Committee was approved on the first meeting of the Eighth Session of the Board of Directors on 18 June 2014. The members of the Seventh Session of the Remuneration and Appraisal Committee were Jin Mingda, the Chairman, Shen Liqiang, member, and Ye Guohua, member.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

(iii)	Meetings of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee convenes at least one meeting each year. In 2014, the Remuneration and Appraisal Committee convened two meeting with a record of attendance as follows:

Members of Remuneration and Appraisal Committee	Attendance in Person	Attendance by Proxy	% of Attendancy
Jin Mingda	2	0	100%
Ye Guohua	1	1	100%
Shen Liqiang	2	0	100%

(iv)	Procedures and Basis for the Determination of Remuneration of Directors and Senior Management

Allowances for Independent Directors are determined by the Board and the resolution of the same to be submitted to the general meeting for consideration and approval. Remuneration for other Directors, Supervisors and Senior Management are determined according to the Remuneration System for Directors, Supervisors and Senior Management which were passed at the 2002 Annual General Meeting.

The Remuneration and Appraisal Committee reviews the implementation of the remuneration evaluation every year. It also appraises the annual performance of the Company’s Directors and Senior Management, and determines their remuneration according to the results of the appraisal.

(v)	Work Report of the Remuneration and Appraisal Committee for the Reporting Period

During the Reporting Period, the Remuneration and Appraisal Committee reviewed the remuneration policy of the Directors and conducted annual appraisals with the Directors and the Senior Management. The committee also reviewed the remuneration situation of the Directors, Supervisors and Senior Management. For the Stock Option Incentive Plan, the Committee reviewed the relevant management measures.

2.	The Audit Committee

(i)	Role and Functions of the Audit Committee

The Audit Committee is principally responsible for advising the Board on the appointment and dismissal, remuneration and terms of engagement of external auditors; supervising the Company’s internal audit system and its implementation; reviewing the financial information of the Company and its disclosure, including verifying the completeness of financial statements, annual reports and interim reports of the Company; reviewing the major opinions stated in the financial reports of the Company’s statements and reports; reviewing the financial control, internal control and risk management systems of the Company; and examining material connected transactions of the Company.

(ii)	Members of the Audit Committee

The Audit Committee of the Eighth Session of the Board comprises three Independent Non-executive Directors.

Chairman:	Cai Tingji, Independent Non-executive Director (accounting expert)

Members:	Cai Tingji, Independent Non-executive Director, shen Liqiang, Independent Non-executive Director, and Jin Mingda, Independent Non-executive Director

Note: The appointment of the Eighth Session of the Audit Committee was approved on the first meeting of the Eighth Session of the Board of Directors on 18 June 2014. The members of the Seventh Session of the Audit Committee were Cai Tingji, the Chairman, Shen Liqiang, member, and Jin Mingda, member.

(iii)	Meetings of the Audit Committee

The Audit Committee convenes at least two meetings each year. In 2014, the Audit Committee convened two meetings with a record of attendance as follows:

Members of Audit Committee	Attendance in Person (no. of times)	Attendance by Proxy (no. of times)	% of Attendancy
Cai Tingji	2	0	100%
Shen Liqiang	2	0	100%
Jin Mingda	1	1	100%

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

(iv)	Work Report of the Audit Committee during the Reporting Period

During the Reporting Period, the Audit Committee reviewed with the management the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including reviews of the annual report for the 12 months ended 31 December 2013, and the interim report for the period ended 30 June 2014.

3.	The Nomination Committee

(i)	The role and functions of the Nomination Committee

The Nomination Committee is a special committee under the Board of the Company that is accountable to the Board, and is mainly responsible for making recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and Senior Management of the Company and on their qualifications to hold office.

(ii)	Members of the Nomination Committee

The Nomination Committee of the Eighth Session of the Board comprises three Directors, including one Executive Director and two Independent Non-executive Directors.

Chairman:	Wang Zhiqing, Executive Director

Members:	Wang Zhiqing, Executive Director, Jin Mingda, Independent Non-executive Director and Shen Liqiang, Independent Non-executive Director

Note: The appointment of the Eighth Session of the Nomination Committee was approved at the first meeting of the Eighth Session of the Board of Directors on 18 June 2014. The members of the Seventh Session of the Committee were Wang Zhiqing, the Chairman, Shen Liqiang, member, and Jin Mingda, member.

(iii)	Meetings of the Nomination Committee

The Nomination Committee convenes at least one meeting each year. In 2014, the Nomination Committee convened one meeting with a record of attendance as follows:

Name of Committee member	Position	Number of meetings held during the Reporting Period	Number of attendance in person
Wang Zhiqing	1	0	100%
Jin Mingda	1	0	100%
Shen Liqiang	1	0	100%

(iv)	The work of the Nomination Committee in the Reporting Period

During the Reporting Period, the Nomination Committee of the Board of Directors reviewed the structure of the Seventh Session of the Board of Directors, number of members and formation of the Board of Directors. It also reviewed the independence of the Independent Non-executive Director and considered Independent Non-executive Director and Executive Director candidates, based on objective criteria whilst, having due regard to the benefits of board diversity (including but not limited to gender, age, culture and educational background, professional experience, skill, knowledge and length of service) and commitment shown towards board responsibilities. Recommendations and nominations were made to the Board of Directors.

Supervisory Committee

The Company’s Eighth Session of the Supervisory Committee comprises six members, including three Staff Supervisors, two External Supervisors and one Independent Supervisors, one of whom serves as Chairperson of the Committee. The particulars and terms of office of each Supervisor are set out in the “Directors, Supervisors, Senior Management and Employees” section of this annual report. The appointment of the four non-staff supervisors of the Eighth Session of the Supervisory Committee was approved on the 2014 Annual General Meeting on 18 June 2014. The Company’s Seventh Session of the Supervisory Committee comprises seven members, including three Staff Supervisors, two External Supervisors and two Independent Supervisors

In addition, Mr. Zhou Yunnong, the Independent Supervisor, applied to the Supervisory Board to resign from his position as supervisor on 10 July 2014, while Mr. Chen Xinyuan, the Independent Supervisor, applied to the Supervisory Board to resign from his position as supervisor on 9 December 2014. Pursuant to the Articles of Association of the Company, the resignations of Mr. Zhou Yunnong and Mr Chen Xinyuan came into effect on 10 July 2014 and 9 December 2014 respectively when their resignation reports were delivered to the Supervisory Committee of the Company. The appointment of Mr. Zheng Yunrui as an independent supervisor of the eighth session of the Supervisory Committee of the Company had been approved at the First Extraordinary General Meeting for 2014.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

In 2014, the Supervisory Committee of the Company convened seven meetings with a record of attendance as follows:

Name of Supervisor	Position	Attendance in Person	Attendance by Proxy	% of attendance	Remarks
Zhang Jianbo	Staff Supervisor and Chairperson	7	0	100%
Zuo Qiang	Staff Supervisor	7	0	100%
Li Xiaoxia	Staff Supervisor	7	0	100%
Zhai Yalin	External Supervisor	5	2	100%
Wang Liqun	External Supervisor	6	1	100%
Chen Xinyuan	Independent Supervisor (January - December)	7	0	100%
Zhou Yunnong	Independent Supervisor (January - July)	3	—	100%	Three Meetings of the Supervisory Committee were held during his term of service
Zheng Yunduan	Independent Supervisor (December)	—	—	—	Meetings of the Supervisory Committee have not been held during his term of service

During the Reporting Period, the Company’s Supervisory Committee established and refined the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies. The Supervisory Committee discharged its supervisory duties and exercised supervision over the management’s compliance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies. It also supervised the enforcement of the resolutions passed at Shareholders’ General Meetings and Board meetings, compliance with decision-making procedures and the implementation of the internal control system, in addition to examining the financial system and the financial situation of the Company in a conscientious manner, thereby ensuring the normal operations of the Company and safeguarding shareholders’ legitimate interests.

Directors’ Responsibilities in relation to the Financial Statements

The following statement, which should be read in conjunction with the domestic and international auditors’ reports on pages 195 to 196 and pages 102 to 103, respectively, sets out the responsibilities of the Directors in relation to the Company’s financial statements.

•	Annual reports and accounts

The Directors acknowledge their responsibilities in preparing the financial statements which give a true and fair view of the state of affairs of the Company for each financial year.

•	Accounting policies

During the preparation of the financial statements of the Company, the Directors shall adopt appropriate accounting policies, namely the CAS issued by the Ministry of Finance of the PRC, and the IFRS and IAS. The Directors shall also ensure that the financial statements are in line with all applicable accounting standards.

•	Accounting records

The Directors are responsible for ensuring that the Company keeps accounting records which reflect with reasonable accuracy the financial positions of the Company and which enable the preparation of financial statements in accordance with the Companies Ordinance of Hong Kong and the applicable accounting standards.

•	Going concern

The Directors, having made the appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing its financial statements.

Company Secretary

The Company Secretary is elected by the Board, and his/her responsibilities are set out in the Articles of Association. The appointment of Mr. Tang Weizhong to be the Company Secretary was approved at the first meeting of the Eighth Session of the Board of Directors on 18 June 2014. Mr. Tang Weizhong, a member of the Hong Kong Institute of Chartered Secretaries, received professional training for a total of 31.5 class hours organized by the institute in 2014. At the same time, Mr. Zhang Jingming finished his term of service and stepped down from the position. He received professional training for a total of 16 class hours organized by the Hong Kong Institute of Chartered Secretaries before June 2014.

Corporate Governance Report

(Prepared in Accordance with the Hong Kong Listing Rules) (continued)

Auditors’ Remuneration

At the 2013 Annual General Meeting of the Company, approval was given for the international and domestic auditors of the Company for the year of 2014 to be PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively. It was also authorized that the audit fees would be determined by the Board.

Item	Amount	Auditor
Audit Fees for the year of 2014	RMB3 million	PricewaterhouseCoopers
Audit Fees for the year of 2014	RMB4.8 million	PricewaterhouseCoopers ZhongTian LLP

Shareholders’ Rights

The Company maintains normal communications with its shareholders. The Company’s major communications channels include Shareholders’ General Meetings, the Company’s website, email account and fax and telephone numbers of the Secretary Office of the Board. Through the use of the communication channels listed above, the shareholders may adequately express their opinions or exercise their rights. Shareholders’ question and answer session were arranged at all general meetings held in 2014, allowing direct communications between the shareholders, the Directors and the management.

For details of the procedures and voting and proxy arrangements of the Shareholders’ General Meetings of the Company, please refer to the Articles of Association published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

The rights of shareholders of the Company holding ordinary shares are also set out in the Articles of Association. Once these shareholders provide the Company written documents on the class and numbers of shares of the Company held by them, and after their shareholder identities are verified by the Company, they are entitled to access relevant information as permitted by law, administrative regulations and the Articles of Association.

According to the Articles of Association, the Board shall convene an extraordinary general meeting within two months of the following circumstances:

(i)	the number of directors does not meet the number required by the Company Law or less than two-thirds as required by the Articles of Association;

(ii)	the uncovered losses of the Company’s capital reach one-third of the Company’s paid-up share capital;

(iii)	upon written requisition by the shareholders individually or jointly holding ten percent, (10%) or more of the issued and outstanding voting shares of the Company;

(iv)	when deemed necessary by the Board or proposed by the Supervisors;

(v)	in other circumstances as required by the law, administrative regulations, departmental rules or the Articles of Association.

Investor Relations

During the Reporting Period, the Company continued to strengthen the management of investor relations, implement in good faith the “Work System of Investor Relations”, engage in active interaction and communications with investors and submit investors’ opinions and suggestions to the Company’s management in a timely manner.

In principle, the Company convenes results briefings every six months after the release of its annual and interim results. In 2014, the Company held two large-scale results briefings and press conferences in Hong Kong, while several “one-to-one” meetings were held within and outside China. The Company has also welcomed hundreds of domestic and foreign investors to its headquarters, and conscientiously replied to telephone queries and letters from investors, intermediaries and fund managers. In addition, the Company also actively attended capital market meetings organized by securities research companies and investment banks and so forth.

The information on the Company’s website is updated regularly to keep the Company’s investors and the public informed of the Company’s latest developments.

Report of the Directors

Management’s Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.)

1.	General - Review of the Company’s operations during the Year Ended 31 December 2014 (the “Reporting Period”)

The world economy experienced a slower-than-expected recovery in 2014. The US economy delivered strong performance, while the Eurozone and Japan were basically sluggish and the growth of emerging economies further slowed down. The Chinese economy entered into a “three periods pile-up situation”, which is a gears shifting period of growth pace, a throes period of structural adjustment and digestion period of stimulus at the early stage, and the Chinese economy operating generally presented a trend of continuously slowing down. The Chinese government adopted a series of macro control measures and reforms, and was able to keep its economy stable on the whole, with annual GDP growth of 7.4%. The economic growth rate, however, further slowed down. Affected by factors such as greater downward pressure of the domestic economy, slower growth of demand, over capacity and constantly low prices, the petroleum and petrochemical industry remained in a weak position, and earnings of companies fell.

The Group came under great market pressure in 2014. With a focus on economic returns, it stepped up its effort in environmental protection and intensified its system optimization to cost reduction and increase efficiency. It also actively promoted structural adjustment and development and was able to maintain stable production and operations as a whole.

(i)	Production and operation remained safe and stable

In 2014, the Group further strengthened assessment of its safety and environmental responsibility system for all staff, enhanced its on-site operation procedure management, as a result, achieved the goal of “Seven Zero” which stand for no staff dead from or serious injured in industrial accidents, no big fire and explosion, no major environmental pollution accident, no major occupational hazard accident, no major traffic accident in working area, no major accident of negligence. Overall production and operation remained stable. Of the 102 major technical and economic indicators covered in the assessment, 55 exceeded those last year and 31 reached advanced-industry level, representing 53.92% progressive rate year-on-year and 30.39% industry advance rate, respectively.

In 2014, the Group’s physical production volume plunged as a result of sluggish domestic petroleum and petrochemical industry and of the Company’s planned turnaround. The total volume of goods amounted to 13,570,600 tons, down 13.03% over the previous year. During the year, the Group processed 14,170,200 tons of crude oil (including 1,274,800 tons of crude oil processed on a sub-contract basis), representing a decrease of 9.56% as compared with the previous year. Total production output of refined oil products such as gasoline, diesel and jet fuel amounted to 8,424,300 tons, down 7.15%, with the Group producing 2,870,500 tons of gasoline, at par with the previous year, and 4,065,300 tons of diesel, down 17.56%. The Group also produced 1,488,500 tons of jet fuel, up 17.21%. The Group produced 804,400 tons of ethylene, 510,200 tons of propylene and 105,600 tons of butadiene, down 15.62%, 16.61% and 18.46%, respectively. The Group produced 347,500 tons of benzene and 680,600 tons of paraxylene, down 18.16% and 27.53%, respectively. The Group also produced 1,042,300 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), down 7.75%; 705,900 tons of synthetic fibre monomers, down 19.52%; 417,000 tons of synthetic fibre polymers, down 20.34%; and 232,400 tons of synthetic fibres, down 8.07%.

In 2014, the Group’s turnover reached RMB102.126 billion, down 11.57% over the previous year. Its output-to-sales ratio and receivable recovery ratio were 100.06% and 100.00%, respectively. The Group continued to maintain a premium level of quality in its products.

(ii)	Market demand for petroleum and petrochemical products slowed down, and their prices underwent continuous decline

With the Chinese economy under greater downward pressure in 2014, the domestic petroleum and petrochemical market performed poorly overall. In domestic market, over capacity of refinery intensified. The growth rate of refined oil consumption slowed down, of which diesel consumption recorded negative growth rate. The continued expansion of production capacity of bulk petrochemicals led to a constantly low level of market demand, resulted in the prices of petrochemical products underwent continuous decline. As at 31 December 2014, the weighted average prices (VAT excluded) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products, and petroleum products fell by 1.54%, 0.19%, 13.10% and 4.20%, respectively, over the previous year.

Report of the Directors (continued)

(iii)	International crude oil prices experienced continuous fall, volume of crude oil processed decreased

In 2014, the world economy continued to grow at a slow pace and the demand for crude oil was generally weak. The shale gas renovation in the US significantly boosted supply of oil. The quantitative easing monetary policy came to an end in the US with the USD starting to appreciate. OPEC countries maintained their production volume of crude oil to fight for market share, all these factors as well as geographical factors resulted in the great fluctuation of international crude oil prices. During the first half of the year, international crude oil prices fluctuated at high levels. After June, the prices fell consistently and sharply. The average WTI crude oil price on the New York Mercantile Exchange in 2014 was US$93.14/barrel, representing a 4.90% decrease from the average of US$97.94/barrel in 2013. The average price of Brent crude oil on the London Intercontinental Exchange was US$98.95/ barrel, a decrease of 8.92% from US$108.64/barrel in 2013. The average price of crude oil in Dubai was US$96.66/barrel, down by 8.34%, compared with US$105.45/ barrel in 2013.

For the year ended 31 December 2014, the Group processed a total of 14,170,200 tons of crude oil (including 1,274,800 tons processed on a subcontract basis), down 1,497,600 tons, or 9.56%, over the previous year. In 2014, the average unit cost of crude oil processed (for its own account) was RMB4,618.68 per ton (2013: RMB4,819.11 per ton), down 4.16% over the previous year. The Group’s total cost of processing crude oil in 2014 was RMB59.56 billion, down 16.81% compared with RMB71.593 billion for the previous year, representing 64.11% of the total cost of sales.

(iv)	Making efforts to further improve system optimization, enhancing cost reduction and profit enhancement movement

In 2014, the Group leveraged its competitive edge in the integration of its refinery and petrochemical segments, and increased the refining volume of high-sulfur crude oil by taking full advantage of the high degree of adaptability of its refinery plants. The Group applied the PIMS system to estimate the cost-to-performance ratio for crude oil and further centralized crude oil procurement. Procurement volume for major sources of oil with a relatively higher cost-to-performance ratio accounted for 96.6% of the total procurement for the year.

To maximize its overall economic return, the Group carried out a series of optimization adjustments, such as optimization of ethylene feedstock, optimization of natural gas and fuel gas structure, optimization of hydrogen system, minimizing the flare gas emission, and maximizing the output of gasoline and jet fuel, as well as optimizing the processing flow of naphtha, residual oil and wax oil. The Group provided high-octane gasoline blending components to increase its gasoline production by reducing its paraxylene production. Through adopting measures such as transformation from diesel hydrogenation to jet fuel hydrogenation and quality upgrade of 3.30 million tons of diesel hydrogenation, the structure of refined oil was further enhanced with an annual diesel-to-gasoline proportion of 1.42:1. The Group reinforced the marginal contribution tracking on its plants and upheld rolling estimations on the effectiveness of each product on a daily basis, to keep track of changes in the effectiveness and make adjustments to the load of plants and the respective commencement/suspension plan in a timely manner. Priority for production was given to products with effectiveness and marketability.

The Group made continuous efforts to broaden and innovate its methods for fund raising and financing, and achieved success in the implementation of offshore financing, including overseas agency payments and risk participation. During the year, only two medium-to-long-term USD and RMB borrowings were obtained from banks, saving interest expenses of almost RMB20 million. By adopting measures such as key contracting and monthly appraisal, the Group tightened its expense control. The Company strived to reduce its use of capital and recorded a reduction in total capital reserves of over RMB60 million for the year as compared with the previous year.

(v)	Further progress made in energy conservation and emissions and discharge reduction

In 2014, the Group continued to carry out various measures in energy conservation, emissions and discharge reduction, in accordance with the relevant requirements in China. During the year, the Group achieved all related targets set by the government. In 2014, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.851 ton of standard coal. As compared with the previous year, the total volume of COD declined by 26.07%, the discharge volume of sulfur dioxide declined by 25.11%, nitrogen oxides declined by 23.51%, solid wastes declined by 67%, and that of flare gas emission declined by approximately 80%, while the standard meeting ratio of waste water, waste solid and waste gas reached 100%, the average heat efficiency of heaters improved by 0.18 percentage points to 92.42% over the previous year. The Group proactively commenced carbon emission statistics examination and carbon emission trading works, and completed the sales of carbon quota for 2013, which signaled the normalization of its carbon emission transactions.

(vi)	Steady implementation of construction and development, R&D and IT projects

In 2014, the Group developed its medium-to-long-term development plan and preliminary integrated refinery plan through further planning and research on development. The Group proactively participated in the strategic planning of industrial development at the north coast of Hangzhou Bay, which laid a solid foundation for the Company to minimize its development costs and risks, while providing more area and space for its expansion. In terms of project construction, the Group mainly focused on the commencement of upgrade of diesel quality at No.3 diesel hydrogenation plant project and the 100,000 ton/year EVA plant project, and invested RMB1,089 million during the year.

At the same time, the Group also strived to make progress in major R&D projects. Along with the passing of inspection of the “High Technology Commercialization Model Project with Annual Production of 3,000 tons of PAN Based raw filament yarn for carbon fiber”, a specialized project for high technology industrialization governed by the National Development and Reform Commission, Phase I of the reform of the “Technology Development and Industrial Application Project for Production of High Quality Needle Coke from Low Quality Slurry Oil” concluded successfully.

During the year, the Group produced 306,400 tons of new products, as well as 748,200 tons of new synthetic resins products and specialized polyolefin materials with a differentiation rate of 64.51%. The Group also submitted 53 patent applications, with four authorizations granted. In terms of IT construction, the Group completed the online launch of the analysis and monitoring system for production and operations, office platform for general affairs and mobile office system.

Report of the Directors (continued)

(vii)	Enhancing efforts in corporate management and reform

In 2014, the Group continued to upgrade its application of the integrated management system by gradual enlarging the scope of the Group’s system certification. With its laboratory proficiency passing onsite assessment, the Group commenced to add energy management system to the integrated system. Additionally, it continued to optimize its organizational structure and adjusted the functions and responsibilities of certain department. The Group also vigorously fostered the centralized management for the electrical speciality and commenced pilot programs on procedural management. In addition to strengthening the management of contractors, it tightened the policies on construction risk deposits as well. In seeking to leverage the innovative financing platform in the Shanghai Free Trade Pilot Zone and the preferential policies, the Group set up Shanghai Jinshan Trading Corporation ( ) at the Zone. The Group explored the use of innovative incentive schemes, dopting the A Share Option Incentive Scheme for senior management and core employees.

As at 31 December 2014, the Group reduced its headcount by 814 people, including voluntary redundancies and staff retirements. This accounted for 5.76% of the total workforce of 14,127 on the payroll as at the start of the year.

(viii)	Brief analysis of main factors leading to loss in operating results for the year

The main reasons for the loss in the Group’s operating results during the Reporting Period were:

a.	Demand in the petroleum and petrochemical markets remained sluggish, which weakened the market prices of products and led to the loss in the aromatics and polyester business during the year. In the second half of 2014, the plunge in crude oil prices was accompanied by a continuous drop in prices of refined oil products. Due to the longer procurement cycle for imported crude oil and the relatively higher cost of the Group’s crude oil in transit and in storage, the refining sector recorded a loss subsequent to the third quarter.

b.	The total volumes of major products, including refined oil and petrochemical products, saw varying levels of decline, which dragged down profitability. These declines were due to the fall in crude oil processing volume as compared with 2013, the change of catalysts and unstable operations of certain production plants.

c.	The Group recorded a sharp decrease in profit for external investments. This is mainly due to the significant loss recorded by the Group’s associates Shanghai Secco Petrochemical Company Limited, resulting in a decrease of RMB73 million in profits on investment.

d.	In the second half of 2014, crude oil prices plunged in the international market and depressed the prices of the Group’s oil products and petrochemical products. Provision for decline in the value of inventories amounted RMB295 million, up by RMB194 million.

e.	The Group’s net finance costs were RMB360 million in 2014, up RMB482 million compared with the net finance income of RMB122 million in 2013. The reversal was mainly due to the increase in net exchange losses during the Reporting Period resulting from the depreciation of the RMB against the US Dollar.

2.	Accounting judgments and estimates

The Group’s financial condition and the results of its operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The management of the Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

(i)	Impairments for long-lived assets

Assets, that have an indefinite useful life, must be tested annually for impairment. Long term assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expenses to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses for future periods is adjusted if there are significant changes from previous estimates.

(iii)	Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than the estimate.

Report of the Directors (continued)

(iv)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(v)	Income Tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting that the relevant local tax authorities rectify the applicable enterprise income tax (“EIT”) for nine companies listed in Hong Kong, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33%. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There were no further developments on this matter during the year ended 31 December 2014. No provisions were made in the financial statements as at 31 December 2014 for this uncertainty because the management believes it is not probable for the Group to be required to pay additional EIT for years prior to 2007.

(vi)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2014, the Group would need to generate future taxable income of at least RMB 3,660 million, of which RMB 2,371 million is required to be generated by the Company by 2017, prior to the expiration of the unused tax losses generated 2012. In addition, further taxable income of RMB 833 million is required to be generated by the company by 2019, prior to the expiration of the unused tax losses generated in 2014. Based on the estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

3.	Comparison and Analysis of Results of the Company’s Operations (Prepared under IFRS)

3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated :

	For the Years ended 31 December
	2014			2013			2012
	Sales Volume (’000 tons)	Net Sales (Million RMB)	% of Total	Sales Volume (’000 tons)	Net Sales (Million RMB )	% of Total	Sales Volume (’000 tons)	Net Sales (Million RMB )	% of Total
Synthetic fibres	228.7	2,891.5	3.1	250.8	3,220.5	3.1	253.3	3,313.3	3.8
Resins and plastics	1,321.4	12,489.4	13.5	1,506.7	14,268.4	13.5	1,582.8	14,706.3	16.9
Intermediate petrochemicals	1,968.9	12,391.0	13.4	2,545.0	18,430.8	17.5	2,209.2	17,993.5	20.6
Petroleum products	9,305.3	49,259.5	53.1	10,391.5	57,419.8	54.4	6,921.0	38,301.4	43.9
Trading of petrochemical products	—	14,791.0	15.9	—	11,157.6	10.6	—	12,020.7	13.8
Others	—	902.6	1.0	—	1,006.1	0.9	—	882.1	1.0

Total	12,824.3	92,725.0	100.0	14,694.0	105,503.2	100.0	10,966.3	87,217.3	100.0

Report of the Directors (continued)

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2014		2013		2012
	Million RMB	% of Net sales	Million RMB	% of Net sales	Million RMB	% of Net sales
Synthetic fibres
Net sales	2,891.5	3.1	3,220.5	3.1	3,313.3	3.8
Operating expenses	(3,473.4)	(3.7)	(3,823.4)	(3.6)	(3,718.6)	(4.3)

Segment loss from operations	(581.9)	(0.6)	(602.9)	(0.5)	(405.3)	(0.5)

Resins and plastics
Net sales	12,489.4	13.5	14,268.4	13.5	14,706.3	16.9
Operating expenses	(12,820.9)	(13.8)	(15,034.7)	(14.3)	(15,997.7)	(18.4)

Segment loss from operations	(331.5)	(0.3)	(766.3)	(0.8)	(1,291.4)	(1.5)

Intermediate petrochemicals products
Net sales	12,391.0	13.4	18,430.8	17.5	17,993.5	20.6
Operating expenses	(12,259.2)	(13.2)	(17,366.8)	(16.5)	(17,160.8)	(19.6)

Segment profit from operations	131.8	0.2	1,064.0	1.0	832.7	1.0

Petroleum products
Net sales	49,259.5	53.1	57,419.8	54.4	38,301.4	43.9
Operating expenses	(49,288.8)	(53.2)	(55,242.6)	(52.3)	(39,294.4)	(45.0)

Segment (loss) / profit from operations	(29.3)	(0.1)	2,177.2	2.1	(993.0)	(1.1)

Trading of petrochemical products
Net sales	14,791.0	15.9	11,157.6	10.6	12,020.7	13.8
Operating expenses	(14,724.9)	(15.9)	(11,052.1)	(10.5)	(11,974.3)	(13.7)

Segment profit from operations	66.1	0.0	105.5	0.1	46.4	0.1

Others
Net sales	902.6	1.0	1,006.1	0.9	882.1	1.0
Operating expenses	(745.7)	(0.8)	(791.3)	(0.7)	(843.9)	(1.0)

Segment profit from operations	156.9	0.2	214.8	0.2	38.2	0.0

Total
Net sales	92,725.0	100.0	105,503.2	100	87,217.3	100.0
Operating expenses	(93,312.9)	(100.6)	(103,310.9)	(97.9)	(88,989.7)	(102.0)

(loss) / Profit from operations	(587.9)	(0.6)	2,192.3	2.1	(1,772.4)	(2.0)
Net finance (costs) / income	(359.7)	(0.4)	121.7	0.1	(283.3)	(0.3)
Investment income	—	—	—	—	6.4	0.0
Share of profit of associates and jointly controlled entities	57.7	0.1	130.7	0.1	32.8	0.0

(loss) / Profit before taxation	(889.9)	(1.0)	2,444.7	2.3	(2,016.5)	(2.3)
Income tax	214.1	0.2	(379.2)	(0.3)	511.4	0.6

(loss) / Profit for the year	(675.8)	(0.7)	2,065.5	2.0	(1,505.1)	(1.7)

Attributable to: Equity shareholders of the Company	(692.2)	(0.7)	2,055.3	1.9	(1,528.4)	(1.8)
Non-controlling interests	16.4	0.0	10.2	0.1	23.3	0.1

(loss) / Profit for the year	(675.8)	(0.7)	2,065.5	2.0	(1,505.1)	(1.7)

3.2	Comparison and Analysis

The year ended 31 December 2014 compared to the year ended 31 December 2013.

3.2.A	Results of operations

(1)	Net sales

In 2014, net sales of the Group amounted to RMB92,725million, representing a decrease of 12.11% from RMB105,503.2 million over the previous year. For the year ended 31 December 2014, among the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products, the weighted average prices (excluding tax) of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 1.54%, 0.19%, 13.10% and 4.20% over the previous year, respectively.

(i)	Synthetic fibres

In 2014, the Group’s net sales for synthetic fibres amounted to RMB2,891.5 million, representing a decrease of 10.22% compared with RMB3,220.5 million in the previous year. The decrease in net sales was due to continued sluggish downstream demand and under-performing initiatives in raw material procurement. Sales volume for synthetic fibres fell 8.81% compared with the previous year, while weighted average sales price fell 1.54%. In particular, the weighted average sales price of the principal products of synthetic fibres of the Group acrylic fibre increased by 0.84%, while the weighted average sales price of polyester fibre decreased by 11.68 % over the previous year. Sales of acrylic fibre and polyester fibre accounted for 79.15% and 14.95% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 3.1% of the Group’s total net sales in 2014, remaining approximately the same as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB12,489.4 million in 2014, representing a decrease of 12.47% as compared with RMB14,268.4 million over the previous year, The decrease in net sales is mainly attributable to the decrease in sales volume of polyester products. The sales volume for resins and plastics decreased by 12.30%, while weighted average sales price fell 0.19%. In particular, the weighted average sales price of polyethylene increased by 2.65%, the weighted average sales price of poplypropeylene increased by 1.53%, and the weighted average sales price of polyester pellet decreased by 13.82%. Sales of polyethylene, polypropylene and polyester pellet accounted for 43.58%, 35.52% and 16.56% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 13.5% of the Group’s total net sales in 2014, remaining approximately the same as compared to the previous year.

Report of the Directors (continued)

(iii)	Intermediate Petrochemicals

The Group’s net sales of intermediate petrochemical products amounted to RMB12,391.0 million in 2014, representing a decrease of 32.77% as compared with RMB18,430.8 million in 2013. This is mainly due to the weak sales of aromatics, including benzene and paraxylene, along with the decrease in downstream demand, the suspension of the production of No.1 ethylene plant, significant decrease in sales of olefins, leading to a plunge in net sales of petrochemical products and a decrease of 22.64% in sales volume. The weighted average sales price of intermediate petrochemical products decreased by 13.10% over the previous year. Among the intermediate petrochemical products, the weighted average sales prices of paraxylene, butadiene and ethylene oxide decreased by 18.83%, 14.29% and 2.92%, respectively, while weighted average sales price of benzene and glycol decreased by 9.07% and 11.32%, respectively. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 29.07%, 6.33%, 18.74%, 18.56% and 6.11% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemicals accounted for 13.4% of the Group’s total net sales in 2014, representing a decrease of 4.1 percentage points compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB49,259.5 million in 2014, representing a decrease of 14.21% as compared with RMB57,419.8 million in the previous year, with the weighted average sales price decreasing by 4.20% , while sales volume decreased by 10.45%. The decrease in net sales is mainly attritable to a continuous drop in prices of refined oil products and a decrease in crude oil processing volume.

Net sales of petroleum products accounted for 53.1% of the Group’s total net sales in 2014, representing a decrease of 1.3 percentage points compared with the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petroleum products amounted to RMB14,791.0 million in 2014, representing an increase of 32.56% as compared with RMB11,157.6 million in the previous year. This was mainly attributable to the establishment of the subsidiary Shanghai Jinshan Trading Corporation  in 2014, which enhanced intermediary trades, enabling the Group to expand its trading segment and increase net sales.

Net sales of trading of petrochemical products accounted for 15.9% of the Group’s total net sales in 2014, representing an increase of 5.3 percentage points compared with the previous year.

(vi)	Others

The Group’s net sales of other products amounted to RMB902.6 million in 2014, representing a decrease of 10.29% as compared with RMB1,006.1 million in the previous year. This decrease in net sales was mainly attributable to the decreased asset rental business.

Net sales of other products accounted for 1.0% of the Group’s total net sales in 2014, representing an increase of 0.1 percentage point as compared with the previous year.

(2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group slightly decreased from RMB103,310.9 million in 2013 to RMB93,312.9 million in 2014. The operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and others were RMB3,473.4 million, RMB12,820.9 million, RMB12,259.2 million, 49,288.8 million and 745.7 million representing decreases of 9.15% , 14.72%, 29.41%, 10.78% and 5.76% respectively. The operating expenses involving trading of petrochemicals amounted to RMB14,724.9 million, representing an increase of 33.23% compared with the previous year.

The Group’s operating expenses involving trading of petrochemical products in 2014 increased by 33.23% compared with the previous year, primarily due to an increase in the Group’s trading volume of the petrochemicals compared with the previous year.

The Group’s operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and others decreased primarily due to the slight decreases in the Group’s volume of the relative products compared with the previous year.

•	Cost of sales

The Group’s cost of sales amounted to RMB92,910.1 million in 2014, decreasing by 9.99% from RMB103,225.9 million in 2013. Cost of sales accounted for 100.20% of net sales for 2014. The decrease in cost of sales is due to the decrease in crude oil processing volume.

•	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB564.2 million in 2014, representing a decrease of 18.35% as compared with RMB691.0 million in the previous year, mainly due to a decrease in the cost of loading and unloading transports.

Report of the Directors (continued)

•	Other operating income

The Group’s other operating income amounted to RMB261.6 million in 2014, representing a decrease of 61.15% compared with RMB673.4 million in the previous year. The decrease in other operating income was mainly attributable to the receipt of refunds relating to local education surcharge of RMB124 million in 2014, compared with RMB465 million in net income generated from the asset transfer involving the Chenshan oil depot and foreign exchange gain of RMB67.3 million from China Jinshan Associated Trading Corporation in 2013.

•	Other operating expenses

The Group’s other operating expenses were RMB100.2 million in 2014, representing an increase of 48.66% compared with RMB67.4 million in the previous year. This was mainly due to the exchange loss of RMB49.8 million as a result of the depreciation of the RMB against the US dollar, and the loss on fixed assets disposal of RMB18.8 million as a result of the disposal of No.1 Ethylene Plant.

(3)	(Loss) / profit from operations

The Group’s loss from operations amounted to RMB587.9 million in 2014, representing a decrease in RMB2,780.2 million compared with a profit from operations of RMB2,192.3 million in the previous year. In 2014, demand for petrochemicals in China remained sluggish and petrochemical prices weakened. Profit margin for the Group’s petrochemical products declined significantly and the petrochemical sector recorded a loss. In the second half of 2014, especially in the fourth quarter, the price of crude oil in the international market saw a continuous and significant decline, resulting in a significant decrease in the price of the Group’s oil products and petrochemical products. Given that imported crude oil has a long procurement cycle and the cost of the Group’s crude oil in transit and in storage is relatively high, the profit margin of the refining sector and the petrochemical sector has been further reduced, with the refining sector recording a loss.

(i)	Synthetic fibres

In 2014, the Group’s operating loss for synthetic fibres amounted to RMB581.9 million, representing a decrease compared with the operating loss of RMB602.9 million in the previous year. As the synthetic fibres industry is currently in the doldrums with selling price of the products remaining at low levels, the Group limited production for some of the products, resulting in lower sales which led to net sales for synthetic fibres falling 10.22%. Meanwhile, selling costs fell by 9.15%, narrowing the operating loss of synthetic fibres.

(ii)	Resins and plastics

In 2014, the Group’s operating loss for resins and plastics amounted to RMB331.5 million, representing a decrease of 56.74% compared with the operating loss of RMB766.3 million the previous year. This was mainly attributable to a 12.47% decrease in net sales caused by the fall in sales volume of resins and plastics, while selling costs fell by 14.72%, narrowing the operating loss.

(iii)	Intermediate petrochemical products

In 2014, the Group’s operating profit for intermediate petrochemical products amounted to RMB131.8 million, representing a decrease of 87.61% compared with RMB1064.0 million the previous year. This was mainly attributable to a decrease of 32.77% in net sales of intermediate petrochemical products, while selling costs only fell by 29.41%, narrowing the operating profit compared with the previous year.

(iv)	Petroleum products

In 2014, the Group’s operating loss for petroleum products amounted to RMB29.3million, representing a decrease of 101.35% as compared with the operating profit of RMB2,177.2 million in 2013. This was mainly attributable to the decrease of 14.21% in net sales of petroleum products, while selling costs only fell by 10.78%, resulting in the operating loss compared with the previous year.

(v)	Trading of petrochemical products

In 2014, the Group’s operating profit for trading of petrochemical products amounted to RMB66.1 million, representing a decrease of 37.35% compared with RMB105.5 million the previous year. This was mainly arrtibutable to an increase of 32.56% in net sales of the trading business, while the costs increased by 33.23%, decreasing the operating profit compared with the previous year.

(vi)	Others

In 2014, the Group’s operating profit of other products amounted to RMB156.9 million, representing a decrease of 26.96% compared with RMB214.8 million the previous year. This was mainly attributable to a decrease of 10.29% in net sales of other products, while costs fell by 5.76%, lowering the operating profit compared with the previous year.

(4)	Net finance (costs) / income

The Group’s net finance costs were RMB359.7 million in 2014, compared with a net finance income of RMB121.7 million in 2013. The reversal was mainly due to RMB49.8 million of net foreign exchange loss during the Reporting Period caused by the depreciation of RMB against US Dollars as compared with RMB407.9 million of net foreign exchange gains caused by the appreciation of RMB against US Dollars in the previous year.

Report of the Directors (continued)

(5)	(Loss) / profit before taxation

The Group’s loss before taxation was RMB889.9 million in 2014, representing a decrease in profit of RMB3,334.6 million as compared with the profit before taxation of RMB2,444.7 million in the previous year.

(6)	Income tax

The Group’s income tax benefit amounted to RMB214.2 million in 2014, while the Group’s income tax expense was RMB379.2 million in the previous year. The change was primarily attributable to the deferred tax assets recognized as the Company recorded losses in 2014.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Group in 2014 was 25% (2013: 25%).

(7)	(Loss) / profit for the year

The Group’s loss for the year was RMB675.8 million, representing a decrease in profit of RMB2,741.3 million compared with profit for the year of RMB2,065.5 million in the previous year.

3.2.B	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

(1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB3,662.4 million in 2014, representing a decrease in cash inflows of RMB1,436.1 million as compared with net cash inflows of RMB5,098.5 million in the previous year. In particular, due to 1) the Group recorded loss during the Reporting Period, net cash outflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB1,049.8 million in 2014, representing a decrease of RMB3,504.7 million in cash inflows as compared with net cash inflows of RMB4,554.5 million in the previous year, 2) the Group’s decreased inventory balance leading to an increase in operating cash flow of RMB3,108.5 million in 2014 (compared with a decrease in operating cash flow of RMB101.2 million in the previous year due to increased inventory balance at the end of the previous year).

(ii)	Borrowings

The total borrowings of the Group at the end of 2014 amounted to RMB5,710.9 million, representing a decrease of RMB2,010.9 million compared with the end of the previous year, of which short-term borrowings decreased by RMB3,015.8 million and long-term borrowings increased by RMB1,004.9 million.

The Group managed to maintain its liability-to-asset ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the Group’s capital expenditure plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

(2)	Liability-to-asset ratio

As at 31 December 2014, the Group’s liability-to-asset ratio was 45.73% (2013: 50.89%). The ratio is calculated using this formula: total liabilities/total assets.

3.2.C	Research and Development, Patents and Licenses

The Group includes a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2012, 2013 and 2014 were RMB72.2 million, RMB67.3 million and RMB43.6 million, respectively. Due to a reduction in expenses related to market research and travelling allowance, research and development expenditure fell in 2014.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

3.2.D	Off-Balance Sheet Arrangements

Please refer to note 30 to the financial statements prepared under IFRS in this annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to outside parties during the Reporting Period.

Report of the Directors (continued)

3.2.E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2014:

	As at 31 December 2014 payment due by period
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)
Contractual obligations
Short term borrowings	4,078,195	4,078,195	—
Long term borrowings	1,632,680	—	1,632,680

Total contractual obligations	5,710,875	4,078,195	1,632,680

3.2.F	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period

As at 31 December 2014, the Company had more than 50% equity interest in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered Capital (’000)		Profit/ (loss) for 2014 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	100	RMB	1,000,000	31,597
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB	25,000	21,924
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	7,299
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	16,486
Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	75	RMB	250,000	(33,771)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	(75,631)
Shanghai Jinshan Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	20,000	2,611

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,043.3 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB1,497.7 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2014, Shanghai Golden Conti Petrochemical Co. Ltd, a subsidiaries controlled by the Group, had an effect of more than 10% on the net profit of the Group. The increase in loss of the subsidiary is mainly attributable to the continuous decrease in the price of international liquefied gas, which led to a decrease in the selling price of the products.

3.2.G	Major Suppliers and Customers

The Group’s top five suppliers in 2014 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co., Ltd., CNOOC-SINOPEC United International Trading Co., Ltd, Sinochem industries Co., Ltd., and Shanghai Secco Petrochemical Company Limited. Total procurement costs involving these suppliers, which amounted to RMB53,892.9 million, accounted for 78.88% of the total procurement costs of the Group during the year ended 31 December 2014. The procurement costs from the largest supplier amounted to RMB30,931.6 million, representing 45.27% of the total costs of purchases by the Group during the year ended 31 December 2014.

The Group’s top five customers in 2014 were East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited, Jiaxing Petrochemical Company Limited, Sinopec Refinery Product Sales Company and Shanghai Chilor-alkali Chemical Co., Ltd. Total sales to these customers amounted to RMB62,005.1 million, representing 60.68% of the Group’s total turnover during the year ended 31 December 2014. Sales to the Group’s largest customer amounted to RMB51,404.1 million, representing 50.31% of the Group’s total turnover during the year ended 31 December 2014.

To the knowledge of the Board, in relation to the suppliers and customers listed above, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem Oil Co., Ltd., Sinochem industries Co., Ltd., Jiaxing Petrochemical Company Limited and Shanghai Chilor-alkali Chemical Co.,Ltd.

China International United Petroleum & Chemical Co. Ltd., East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited and Sinopec Refinery Product Sales Company are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. China International United Petroleum & Chemicals Co., Ltd owns a 40% equity interest in CNOOC-SINOPEC United International Trading Co., Ltd. China Petroleum & Chemical Corporation and the Company own 30% and 20% equity interests in Shanghai Secco Petrochemical Company Limited, respectively.

Report of the Directors (continued)

4.	Discussion and Analysis of the Company’s Operation (prepared under CAS)

4.1	Analysis of the Company’s Major Business

4.1.A	Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

	For the year ended	For the year ended
	31 December 2014	31 December 2013	Change
Item	(RMB’000)	(RMB’000)	(%)
Operating income	102,182,861	115,539,829	-11.56
Operating costs	90,046,890	100,477,000	-10.38
Business taxes and surcharges	9,401,283	9,987,148	-5.87
Selling and distribution expenses	544,227	691,020	-21.24
General and administrative expenses	2,666,597	2,732,355	-2.41
Financial expenses (“-” for financial income)	391,625	-189,024	-307.18
Net cash inflow from operating activities (“-” for net outflow)	4,039,919	5,480,669	decreased inflow 26.29%
Net cash inflow from investing activities (“-” for net outflow)	-910,104	-629,246	increased outflow 44.63%
Net cash inflow from financing activities (“-” for net outflow)	-2,983,972	-4,878,991	decreased outflow 38.84%
Research and development expenditures	43,569	67,315	-35.28

Analysis of Major Changes in the Consolidated Income Statement

	For the years		Increase/
	ended 31 December		decrease
	2014	2013	amount	Change
Item	RMB’000	RMB’000	RMB’000%		Major reason for change
Financial expenses (“-” for financial income)	391,625	-189,024	580,649	-307.18	Appreciation of the US Dollar resulting in net foreign exchange loss
Asset impairment loss	224,039	39,838	184,201	462.38	Increase in inventory depreciation reserves
Investment income	54,145	120,667	-66,522	-55.13	Revenue decrease in associated and joint enterprises
Non-operating income	208,480	543,142	-334,662	-61.62	An increase in non-operating revenue from the asset transfer involving the Chenshan oil depot in 2013
Operating profit (“-” for loss)	-1,037,655	1,922,159	-2,959,814	-153.98	Gross profit and sales volume decreased
Total profit (“-” for net loss)	-914,149	2,392,870	-3,307,019	-138.20
Net profit (“-” for net loss)	-699,965	2,013,719	-2,713,684	-134.76
Income tax expenses	-214,184	379,151	-593,335	-156.49	Deferred tax assets are recognized as the loss recorded this year

Analysis of Major Changes in the Cash Flow Statement

	For the years ended
	31 December		Increase/
	2014	2013	decrease	Change
Item	RMB’000	RMB’000	amount	(%)	Major reason for change
Net cash inflow from operating activities (“-” for net outflow)	4,039,919	5,480,669	Decrease inflow of 1,440,750	Decrease inflow of 26.29%	Loss during the reporting period
Net cash inflow from investing activities (“-” for net outflow)	-910,104	-629,246	Increase outflow of 280,858	Increase outflow of 44.63%	RMB594 million cash flow generated from the asset transfer involving the Chenshan oil depot in 2013
Net cash inflow from financing activities (“-” for net outflow)	-2,983,972	-4,878,991	Decrease outflow of 1,895,019	Decrease outflow of 38.84%	Purchasing of crude oil decreased this year, so as to compensate the decrease of operating capital loan

4.1.B	Operating Income

(1)	Analysis of Changes in Operating Income

The weighted average prices (VAT excluded) of the Group’s synthetic fibres, resins, plastics, intermediate petrochemical products and petroleum products fell by 1.54%, 0.19%, 13.10% and 4.20% respectively. At the same time, sales growth saw a slight decrease in 2014 compared with the previous year, resulting in a lower operating income in 2014 compared with the previous year.

(2)	Major Customers

Please refer to 3.2.G for details of major customers of the Group.

Report of the Directors (continued)

4.1.C	Operating Costs

(1)	Analysis of Operating Costs

Operating costs of the Group amounted to RMB90.0469 billion in 2014, representing a decrease of 10.38% as compared with RMB100.477 billion in 2013, which was mainly due to a decrease in the price of raw materials and Group’s sales volume.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the years ended 31 December
	2014		2013
	Million of	%	Million of	%	Change
	RMB’000	of Total	RMB’000	of Total	(%)
Cost of raw materials
Crude oil	59,559.8	66.14	71,592.8	71.25	-16.81
Ancillary materials	11,865.4	13.18	12,555.3	12.50	-5.49
Depreciation and amortisation	1,876.7	2.08	2,087.2	2.08	-10.09
Staff costs	1,655.1	1.84	1,696.6	1.69	-2.45
Costs of merchandise	14,586.0	16.20	10,970.4	10.92	32.96
Others	503.9	0.56	1,574.7	1.56	-68.00

Total	90,046.9	100.00	100,477.0	100.00	-10.38

(2)	Major Suppliers

Please refer to 3.2.G for details of major suppliers of the Group.

4.1.D	Expenses

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated

Cash Flow Statement in this section for the analysis of expenses changes during the Reporting Period.

4.1.E	Research and Development Expenditure

(1)	Table of Research and Development Expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	43,569
Capitalised R&D expenditure during the Reporting Period	—

Total	43,569

% of Net Assets	0.26
% of Operating Income	0.04

(2)	Explanation

Please refer to 3.2.C. of this section for details of Research and Development, Patents and

Licenses of the Group.

4.1.F	Cash Flow

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated

Cash Flow Statement in this section for details of the changes in cash flow statement items.

4.2	Analysis of Business Operations by Segment, Product and Geographical Location

4.2.A	Principal operations by segment or product

					Increase/	Increase/	Increase/
					decrease of	decrease of	decrease
			Gross		operating	operating costs	of gross profit
			profit/		income as	as compared	margin as
	Operating	Operating	(loss)		compared to	to the	compared to
	income	costs	margin		the previous year	previous year	the previous year
By segment or product	(RMB’000)	(RMB’000)	(%)		(%)	(%)	(percentage point)
Synthetic fibres	2,935,540	3,131,196	-6.67		-10.08	-10.44	0.42
Resins and plastics	12,654,400	11,992,851	5.23		-12.37	-15.67	3.71
Intermediate petrochemicals	12,579,993	11,094,167	11.81		-32.67	-30.52	-2.72
Petroleum products	58,243,904	48,604,614	16.55	(note)	-12.97	-11.89	-1.02
Trading of petrochemical products	14,792,432	14,585,761	1.40		32.56	32.96	-0.29
Others	976,592	638,301	34.64		-8.91	-3.26	-3.82

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 3.03%.

Report of the Directors (continued)

4.2.B	Principal operations by geographical location

	Operating income	Increase/decrease of operating income
Geographical location	RMB’000	compared with the previous year (%)
Eastern China	98,313,759	-10.15
Other regions in the PRC	2,552,122	-49.05
Exports	1,316,980	18.45

4.3	Analysis of Assets and Liabilities

	As at 31 December 2014		As at 31 December 2013
Item	Amount RMB’000	% of Total Assets	Amount RMB’000	% of Total Assets	Change (%)	Major reason for change
Cash at bank and on hand	279,198	0.90	133,256	0.36	110	Decrease in cash outflows for financing activities
Notes receivable	1,372,277	4.41	2,984,445	8.08	-54	Decrease in revenue and operation receivables
Accounts receivable	1,628,121	5.23	1,976,496	5.35	-18	Decrease in revenue and operation receivables
Advances to suppliers	31,098	0.10	5,930	0.02	424	Increase in pre-paid for goods by the end of the Year
Inventories	5,930,703	19.04	9,039,239	24.49	-34	Decrease in raw materials by the end of the Year
Other current assets	197,799	0.64	297,779	0.81	-34	Decrease in purchasing by the end of the Year, compensating the decrease in deductible VAT.
Long-term equity investment	3,106,262	9.97	3,173,594	8.60	-2	—
Fixed assets	15,611,926	50.13	16,768,602	45.42	-7	—
Long-term deferred expenses	602,451	1.93	458,463	1.24	31	Part of the catalyst is expiring, increasing input
Deferred tax assets	915,069	2.94	684,599	1.85	34	The Company recorded loss in the Reporting Period, resulting in an increase in unrealised deductible losses
Short-term borrowings	4,078,195	13.09	6,484,336	17.57	-37	Purchasing of crude oil decreased this year, resulting in a decrease in short-term borrowings
Accounts payable	5,924,035	19.02	8,851,932	23.98	-33	Purchasing of crude oil decreased this year
Taxes payable	1,276,874	4.10	840,682	2.28	52	Taxes payable increase due to the increase of consumption tax by the end of Year
Current portion ofnon-current liabilities	—	—	609,690	1.65	-100	To pay back the loan expiring in a year
Long-term borrowings	1,632,680	5.24	627,800	1.70	160	Long-term borrowings to improve cash flow due to the increased loss recorded in this Year

5.	Others

(1)	Group’s employees

Please refer to “Directors, Supervisors, senior management and employees” for details of employees.

(2)	Purchase, Sale and Investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments in 2014.

(3)	Pledge of assets

As at 31 December 2014, no fixed asset was pledged by the Group (31 December 2013: RMB Nil)

6.	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2014, the Group held foreign-currency denominated bank deposits and loans and borrowings, equivalent to RMB33,408,000 and RMB2,654,457,000, respectively.

7.	Analysis of core competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which make it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibers. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, brand name, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry, which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company built a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients and the convenient coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. It has also improved production technology and boosted capacity of key upstream equipment to maximize the use of its corporate resources, and is therefore able to achieve strong and sustainable development.

Report of the Directors (continued)

8.	Investment Analysis

8.1	Trust Financing and Derivative Investment Conmissioned by Non-financial Companies

(i)	Trust Financing

The Group does not have any trust financing.

(ii)	Entrusted Loans

	Amount of		Interest		Whether	Whether	Whether	Whether
	entrusted		rate of	Whether	it is	it has	it is	the capitals		Expected
	loan		loan	it is	connected	been	lawsuits	are	Connected	income
Borrower	RMB’000	Term of loan	%	overdue	transaction	extended	related	proceeds	relationship	RMB’000
Chevron Phillips	30,000	2014/4/26-2015/4/25	3.25	No	No	No	No	No	Nil	308
Chemicals	12,000	2014/8/29-2015/8/28	3.25	No	No	No	No	No	Nil	258
(Shanghai)	28,000	2014/11/28-2015/11/27	3.25	No	No	No	No	No	Nil	834
Corporation	12,000	2014/12/26-2015/12/26	3.00	No	No	No	No	No	Nil	359

Note:	Aforesaid entrusted loans are loans provided to shareholders according to the proportion of the shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

8.2	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting

Period Please refer to 3.2.F Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period in this section for details.

8.3	Major Projects from Non-raised Capital

In 2014, the capital expenditure of the Group amounted to RMB1,089 million, representing a decrease of 17.31% compared with RMB1,317 million in 2013. Major projects include the following:

Project	Total project investment in RMB million	Project progress as at 31 December 2014
Diesel quality up-grading on 3# Diesel Hydrogenation plant	75	Completed
Denitration & Dedusting Project for 1#&2# Furnaces of the Thermal Power Division	108	Completed
Second phase Project for advanced treatment and recycling of discharge waste water	117	Completed
The EVA Project with a capacity of 100,000 tons/year	1,132	Preliminary

The Group’s capital expenditure for 2015 is estimated at approximately RMB1,600.0 million.

9.	Company Outlook on Future Development (Business Prospects)

9.1	Development trends and market competition in the industry

The global economy will remain volatile following the financial crisis as the generally weak rebound is expected to largely continue in 2015. Amid the reindustrialization of the US economy, which is hoped to stimulate the economy and in turn improve the world’s economy, the exit of QE monetary policy of the US will impose pressure on emerging markets. Against the adversities in the global economy resulting from high level of debt in developed countries and slowing of potential growth in major economies, the enhanced efforts in economic structural adjustment by emerging economies will promote economic development.

China’s economic development faces uncertainties in the recovery of the global economy. While the steady economic growth is driven by the country’s general conditions and reform policy, factors such as difficulties in boosting domestic and foreign demand significantly, as well as sharp structural contradictions, will hamper and constrain economic growth. As such, there remains multiple challenges in maintaining steady economic growth.

Ample supply is expected in the international crude oil market. In the meantime, demand for crude oil will be suppressed by the pessimistic outlook for global economic growth. As long as the supply of crude oil remains abundant, the fundamentals will continue to subdued the price of crude oil. Looking ahead to 2015, it is expected that the price of crude oil will fluctuate at a low level.

In this context, the domestic petroleum and petrochemical markets will face a tougher external business environment with market competition intensifying due to the slowdown in market demand, over capacity of refineries in the country and impact from imported petrochemical products. Stricter regulations in relation to environment and resources brought greater challenges to business operations and development.

9.2	Company Development Strategies

The Company has been focusing on its goal of establishing a refining and petrochemical enterprise which is “Take the lead in China, Be the First-class in the world”. Taking into account the development status and trend of the global petrochemical industry, as well as the development trend of domestic, especially East China region, oil and chemical products market, we define our development strategy as follows: giving consideration to both cost-leadership and differentiation, paying equal attention to scale and specialty, laying special emphasis on cost-leadership and scale in the plants of up-stream, and high valueadded and refined product in the plants of down stream. The Company aimed to improve its competitiveness by leveraging its strengths in broad product chain, product diversification and geographical proximity to the market. In view of this development strategy, the Company adopted the development concept of “further expand refining business, take the lead in petrochemical industry, and be excellent in particular fine chemicals” in combining the resource optimization and development planning of enterprises in the Shanghai region, to further consolidate the three existing processing chains of refining, olefin and aromatic. The Company has also created a new development model of integrated refinery and petrochemical by using the concept of molecular refinery and molecular petrochemical to further boost its economic returns.

Report of the Directors (continued)

9.3	Business plans for 2015

Under the prolonged nature of the challenging production and operation environment, the Group will continue its efforts in safety and environmental protection. It will also maintain stable production and operations when focusing on industrial structure adjustment and improvement of products in 2015. The Group will further strengthen its internal management and endeavour to maximize economic benefits for sustainable growth.

To achieve its business objectives in 2015, the Group will work hard in the following areas:

(i)	Further implement QHSE management

The Group will implement QHSE management in a comprehensive manner, prioritize the safety supervision in direct operating and further enhance the management and assessment system in relation to safety and environmental. Meanwhile, the Group is committed to green and low carbon operations, energy saving and emission reduction, as well as clean production. Hence, it will tighten control of waste water, waste solid and waste gas at the source, and maintain a 100% properly treatment ratio. In addition, it will strictly supervise and evaluate the performance of contractors to raise their awareness in enhancing HSE management. The Group upholds the quality standard of “Making Every Drop Count” and promotes stronger oversight in every production procedure, thereby putting in place stringent controls on outgoing products.

(ii)	Enhance management of production and operations

The Group will pursue more refined management of its production system and strictly comply with the reporting system in relation to major production events, with an aim to minimize non-scheduler short-term dsudden production disruptions. It will also strengthen the management of production technology and increase supervision and evaluation of the progress in attaining technical and economic indicators. In addition, the Group will also strengthen its management of facilities operations and fully leverage the advantages of quantifying inspection and platform for processing malfunction and repair requests. Through its major efforts in HSE-based detection and rectification of potential hazards in facilities, the Group’s management of facilities will be effectively improved.

(iii)	Deepen the movement of potential, trapping by full process optimization and cost/expenditure reduction

The Group will continue to adopt cost-to-performance ratio as its primary basis for crude oil purchases by focusing on the selection of ideal sources of crude oil and cost control. When optimizing and adjusting the structure of refined oil, it will continue to enhance the proportion and output of high-grade refined oil products. With a view to promoting the structural adjustment of petrochemical products, the Group will adhere to the implementation of dynamic optimization by using the main product optimization model, strengthening the marginal contribution tracking for chemical plants and adjusting the load of plants in a timely manner. The Group will also step up its efforts in minimizing expenditure to further reduce finance expenses. In addition, the Group will continue to adhere to its strategy of optimizing its inventory level. It will ensure the safety and stability of production and business operations, while minimizing its exposure to operating risks. To reduce transportation costs, the Group will continue to improve and delineate its sales area in a prudent manner.

(iv)	Foster transformation, scientific research and development and informatization

Riding on the development opportunities brought by the production base in the north coast of Hanzhou Bay, the Group will further adjust and optimize its refinery/petrochemical integration plan. The Group will proactively facilitate the integration of its refinery with petrochemical plane while swiftly commencing certain projects with relatively strong competitive edges when appropriate. While ramping up scientific research and development, the Group will also focus efforts on the implementation of key scientific research projects such as carbon fibre and needle coke project, while exploring external sales model for technical services to tap a new source of profit for the Company. The Group will proactively foster industrial and informatization integration, expand the application of APC system as well as facilitate the construction of informatization projects, including the comprehensive statistics information system.

(v)	Strive to enhance internal management

The Group will further optimize its corporate management systems and processes while fostering an integrated, procedural and informatization-driven organic combination. This will realize its transition from function-driven to operations-driven, and functional management to process management. On-site management will be escalated for production area and operation. The Group will continue to strengthen its management structure and steadily re-align management duties, while emphasizing professional and central management over meters. By downsizing its structure, excessive staff will be eliminated. The Group will improve its management of performance appraisal, and establish and strengthen its performance-oriented performance management system.

9.4	Risk exposure in the Company’s future development

(i)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. In addition to regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a major impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will increasingly be subject to the impact of the petrochemical cycle in regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

Report of the Directors (continued)

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 90% of the crude oil required is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to customers, but the ability to do so is limited by market conditions, and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products. This has created, and will continue to create, a significant impact on the Group’s financial condition, operating results or cash flow.

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,600 million in 2015, which will be met by financing activities and by internal funding. The Group’s real capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flow from operations, investments and other factors that are beyond its control. Furthermore, there is no assurance as to the completion, cost or success of the Group’s capital projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and availability of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce certain stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic scenes. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp, as well as other connected parties (subsidiaries or associates). These connected transactions include: provision of raw materials purchases, the agency sale of petrochemical products, construction, installation and engineering design services, petrochemical industry insurance services and financial services; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

Report of the Directors (continued)

(vii)	Risks associated with control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, funds allocations, appointment or removal of senior staff and so forth, thereby adversely impacting the Group’s production operations as well as minority shareholders’ interests.

Board’s Explanation of non-standard Audit reports by the accounting firm

1.	Board’s Explanation of non-standard Audit reports by the accounting firm

Not applicable

2.	Board’s Explanation of Accounting Policies, Changes of Accounting measurements and its influences

Not applicable

3.	Board’s Explanation of Reasons and influences of corrections of major errors in the early stage

Not applicable

Plan for Profit Appropriation or Capital Reserve Capitalization

1.	Disclosure of the Cash Dividend Policy and its Stipulation, Implementation or Amendment

In 2013, the Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association and its appendices were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 26 January 2014. According to Article 205 of the amended Articles of Association:

(i)	The Company should place emphasis on delivering reasonable returns on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(ii)	The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may distribute interim dividends.

(iii)	The Company shall distribute cash dividends when the parent company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash flow for normal operations and sustainable development. The Company should pay dividends in cash. The total cumulative cash dividend for the most recent three years should not be less than thirty (30) percent of the total distributable profit of the Company for the most recent three years.

(iv)	The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure events, or where changes to the external environment of the Company result in material impact on the production and operations of the Company, where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationale of such adjustment in detail, and form a resolution which shall be submitted to a shareholders’ meeting for approval by special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(v)	The management of the Company shall formulate the annual profits distribution plan and submit such a plan to the board of directors for consideration. Independent directors shall issue independent opinions on such a plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such a plan in compliance with sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give a specific explanation regarding such an arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividend distribution of the Company shall comply with Article 213 of the Articles of Association.

2.	Plan for Profit Appropriation or Capital Reserves Capitalization for the Reporting Period

In 2014, net loss attributable to equity shareholders of the Company amounted to RMB716.427 million under CAS (net loss of RMB 692.222 million under IFRS). The Board proposed not to distribute dividend or capitalize capital reserves.

3.	The Group should disclose detailed reasons and the usage of the undistributed profits and plan when the Company records profits and the undistributed profits is positive without proposing a cash dividend distribution plan.

Not applicable.

Report of the Directors (continued)

4.	Status of the Company’s Payment of Dividends, Capitalization of capital fund and Surplus Reserve Fund over the Past Three Years (Including the Reporting Period)

Year of paying dividends	Amount of bonus shares allocated every 10 shares (share)	Amount of dividends paid every 10 shares (RMB) (including tax)	Amount of transferred shares every 10 shares (share)	Amount of cash dividends (including tax) RMB’000	Net profit attributable to equity shareholders of the Company prepared under CAS for the year (“-” for net loss) RMB’000	Percentage of net profit attributable to equity shareholders of the Company prepared under CAS for the year (%)
2014	—	—	—	—	-716,427	—
Interim	1.64	0.50	3.36	360,000
2013					2,003,545	44.92
Annual	—	0.50	—	540,000
2012	—	—	—	—	-1,548,466	—

The Company’s Disclosure on the fulfillment of its Corporate Social Responsibility

1.	Fulfillment of social responsibility

For the disclosure of the Company’s social responsibility in 2014, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2014” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

2.	Description of environmental protection regulations in relation to listed companies and its subsidiaries of heavy pollution industries as required by the state environmental protection department

The Company consistently places safety and environmental protection as its first priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications verifying three standards in quality from the Shanghai Audit Center of Quality (GB/T 19001:2008), environment (GB/T 24001:2004) and occupational health and safety (GB/T28001:2011). On 29 November 2013, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved. For more details, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2014” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

Major Events

(1)	Material litigation, arbitration or media queries

The Company was not involved in any material litigation, arbitration or media queries during the year.

(2)	States and Returning Progress on Occupied Funds during the Reporting Period

No applicable.

(3)	Events regarding bankruptcy and restructuring

No events regarding bankruptcy or restructuring occurred during the year.

(4)	Asset trading and corporate mergers during the Reporting Period

No asset trading and corporate mergers occurred during the year.

(5)	Share Option Incentive Scheme and its Influence

   1. Relevant Share Option Incentive Scheme has been disclosed in announcements and no furfure updates

Summary	For More details, please refer to
The 2nd meeting of the Eighth Session of the Board of Directors considered and passed resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (“the Share Option Scheme”) and has approved the draft Scheme to be submitted for review by shareholders of the Company.	Published on 18 August, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) was approved by The State-owned Assets Supervision and Administration Commission of the State Council (SASAC).	Published on 17 October, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

CSRC notified the Company that it has no objection to the filing of Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft).	Published on 30 October, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

First Extraordinary General Meeting for 2014, First A Shareholders Class Meeting for 2014 and First H Shareholders Class Meeting for 2014 were convened. Share Option Incentive Scheme (Draft) and relevant resolutions of the Company were considered and passed.	Published on 24 December, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

Major Events (continued)

2.	Introduction to the Share Option Incentive Scheme

On 15 August 2014, the Share Option Incentive Scheme and the related proposols were reviewed and adopted at the Second Meeting of the Eighth Session of the board of directors of the Company. The Company’s Independent Non-executive Directors expressed their independent opinions on the Share Option Incentive Scheme (Draft) of the Company, and Beijing Haiwen & Partners issued a legal opinion on the aforesaid proposals. The Supervisory Committee convened the Second Meeting of the Eighth Session on the same day to review the aforesaid proposals and verified the list of participants set out in the Share Option Incentive Scheme (Draft). After that, Share Option Incentive Scheme (Draft) of the Company was approved by the SASAC by approval document (Guo Zi Fen Pei No. [2014]1006), and was put on record CSRC without dissent. On 23 December 2014, the Company convened the 2014 First General Meeting and the 2014 First A Shareholders Class Meeting through a combination of on-site voting, online voting (applicable to A shareholders) and solicitation of votes by Independent Non-executive Ddirectors, and convened the 2014 First H Shareholders Class Meeting through a combination of on-site voting and solicitation of votes by Independent Non-executive Directors. At the above meetings, Share Option Incentive Scheme (Draft) and its related proposols were reviewed and approved. The Share Option Incentive Scheme of the Company officially became effective.

Summary of Share Option Incentive Scheme

a.	Purpose of the Scheme

The Purpose of the Share Option Scheme is to: Further establish and improve its operational mechanism; establish and improve its incentive mechanism for members of the senior management; advocate the concept of sustainable development jointly achieved by the Company, its management team and key personnel; effectively incentivise its management team and key personnel; attract and retain talents; enhance its competitive position in the industry and its core competitiveness and ensure the realisation of its development strategy and operational objectives.

b.	Scope of Participants Eligible Participants

The eligible participants shall include the Directors, senior management members and key business personnel of the Company. The Participants of the proposed initial Grant under the Scheme shall include: i. Directors and senior management members; and ii. key business personnel holding core positions. Such aforesaid Participants of the proposed initial Grant shall exclude independent non-executive Directors, supervisors and Directors who do not concurrently hold senior management positions in the Company, substantial shareholders holding more than 5% of the Shares and the de facto controllers of the Company, together with their respective spouses and immediate family members.

c.	Total number of shares to be granted and percentage of the total share capital

Under the Share Option Scheme, the total number of Underlying Shares to be granted shall neither exceed 10% of the total share capital of the Company (10,800 million shares) nor exceed 10% of the total A-share capital of the Company (7,305 million shares). Under the proposed initial Grant, the number of Share Options to be granted by the Company to the Participants shall be no more than 41,030,000, with the corresponding Underlying Shares representing 0.38% of the total share capital of the Company (10,800 million shares).

d.	Maximum Entitlement of each participant

Unless approved by the Shareholders as a special resolution at a general meeting of the Company, the aggregate number of A Shares to be acquired by each Grantee through the Share Option Scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company. The number of Share Options to be granted to each Participant was determined on the basis that the estimated benefit upon exercise of the Share Options will not exceed 30% of his/her total emolument level (including the estimated benefit upon exercise of the Share Options) at the Grant Date.

e.	Validity Period

The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. Please refer to the following table for the details of the arrangement for the the Share Option Scheme:

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the board of directors upon fulfillment of the conditions for grant under the Share Option Incentive Scheme
1st Exercisable Period	commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

If a Participant is also a Director or member of senior management of the Company, at least 20% of the total Options granted to him/her shall not be exercisable until such Participant passes the appraisal during his/her term of office.

Major Events (continued)

f.	Vesting Period

The vesting period for each Grant under the Scheme shall be no less than two years.

g.	Requirement of fund to apply or accept stock option (if applicable) and allotted time of payment or notice of payment or allotted time of credit payment for application of stock options

N/A

h.	Exercise Price

(1)	The Exercise Price under the initial Grant

The Exercise Price under the initial Grant shall not be lower than the highest of the followings:

I.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.29 per share;

II.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft Scheme, which was RMB3.27 per share; and

III.	RMB4.20 per share. In June 2013, the Sinopec Corp. undertook in the Company’s equity division reform plan that it would propose to the Board a share option scheme which complies with the relevant systems of the SASAC and the CSRC, with an initial Exercise Price of the Share Options no lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price shall be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial Exercise Price of the Share Options, i.e. no less than RMB6.43 per share, is adjusted into RMB4.20 per share.

Accordingly, the Exercise Price under the initial Grant shall not be lower than RMB4.20 per share.

(2)	The Exercise Price under Further Grant

The Exercise Price under each proposed Grant (other than the initial Grant) shall be the higher of the followings:

I.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each Grant; and

II.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each Grant.

The Shareholders’ general meeting shall authorise the Board to determine the Exercise Price under each of the further Grants in accordance with the Share Option Scheme.

i.	Expiry date

The expiry date of the scheme is 22 December 2024.

(6)	Major connected transactions of the Company during the Reporting Period

1.	Connected Transactions in Relation to Daily Operations

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the actual controller, Sinopec Group the Company purchased raw materials from, sold petroleum products and petrochemicals and leased properties to Sinopec Group, Sinopec Corp. and their associates. Sinopec Corp. and its associates provided agency sales services for petrochemical products. Pursuant to the Comprehensive Services Framework Agreement entered into with the company’s actual controller Sinopec Group, the Company obtained construction and installation, project design, petrochemical industry insurance and financial services provided by Sinopec Group and its associates. The abovementioned transactions under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective connected transactions under the agreements in an announcement dated 25 October 2013 and a circular dated 1 November 2013. These two agreements and the respective connected transactions under the agreements together with the associated annual caps from 2014 to 2016 were considered and approved at the Second Extraordinary General Meeting for 2013 held on 11 December 2013.

During the Reporting Period, the relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the Second Extraordinary General Meeting for 2013.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned connected transactions did not have a significant adverse impact on the Company’s independence.

Major Events (continued)

Type of connected transactions	Connected parties	Annual cap for 2014 RMB’000	Transaction amount during the Reporting Period RMB’000	Percentage of the total amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	85,254,000	39,270,634	57.48
Sales of petroleum products	Sinopec Corp. and its associates	65,479,000	54,017,562	52.88
Sales of petrochemical products	Sinopec Corp. and its associates	24,394,000	8,547,859	8.37
Property leasing	Sinopec Corp. and its associates	112,000	28,871	53.60
Agency sales of petrochemical products	Sinopec Corp. and its associates	283,000	113,162	100.00
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	668,000	144,248	17.33
Petrochemical industry insurance services	Sinopec Group and its associates	180,000	117,896	49.78
Financial services	Sinopec Group and its associates	300,000	60,960	19.59

2.	Connected creditor’s rights and liabilities

		Funds provided to connected parties			Funds provided by connected parties to the listed Company
Connected party	Connected relationship	Net transaction RMB’000	Balance RMB’000		Net transaction RMB’000	Balance RMB’000
Sinopec Corp. , its subsidiaries and associates & Sinopec Group and its subsidiaries	Controlling shareholder and its related parties	(8,348)	289	note [1]	23,883	15,787	note [2]

Note 1:	The balance of the funds provided by the Group to the connected parties at the end of the Reporting Period mainly included unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates;
Note 2:	The balance of the funds provided by other connected parties to the Group at the end of the Reporting Period mainly included unsettled payables arising from the obtaining of services involving construction, installation and engineering design from Sinopec Group and its subsidiaries.

3.	The Independent Non-executive Directors of the Company have reviewed the Group’s continuing connected transactions and confirmed that:

•	The continuing connected transactions have been entered into in the ordinary and usual course of business of the Group;

•	The continuing connected transactions have been entered into either on normal commercial terms or on terms no less favorable to the Group than terms available to or from independent third parties, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms; and

•	The terms of the relevant agreement governing each of the continuing connected transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

4.	The independent auditor of the Company, KPMG, was engaged to report their conclusions regarding the continuing connected transactions to the Board in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants:

•	Nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

•	For transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

•	Nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

•	With respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated 11 December 2013 made by the Company in respect of each of the disclosed continuing connected transactions.

Major Events (continued)

(7)	Material contracts and the performing of obligations

1.	Trust, sub-contract and lease arrangements

The Company had no trusts, sub-contracts or lease arrangements that produced 10% or more (including 10%) of the profit of the Company for the Reporting Period.

2.	Guarantees

There were no guarantees provided by the Company during the year.

3.	Other material contracts

There were no other material contracts during the year.

(8)	Performance of undertakings

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder Sinopec Corp. has undertaken that:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

2.	Sinopec Corp. shall, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of the SASAC and the China Securities Regulatory Commission, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share) (in case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly).

3.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall use this as a platform for the development of related businesses in future.

For details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) published in the Shanghai Securities News and China Securities Journal, and the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 20 June 2013.

The Reform Scheme was approved at the relevant shareholders’ meeting in the A-share market held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders were obtained for circulation. For details on the implementation of Reform Scheme, please refer to The “Implementation Report on Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in the issues of Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange,

With regard to the second undertaking mentioned above, in accordance with the stock option incentive scheme submited by Sinopec Corp. which complies with the relevant rules of SASAC and the CSRC, the Board of Directors of the company has held the second Meeting of the Eighth Session of the Board on 15 August 2014, at which the resolution on “Stock Option Incentive Plan” has been discussed and approved. The proposal was also considered and approved at the first A Shareholder Class Meeting for 2014, the first H Shareholder Class Meeting for 2014 and the first Extraordinary General Meeting for 2014 held on 23 December 2014.

With regard to the other two undertakings, the Company did not notice any conditions that violated the undertakings mentioned above or any unfulfilled matters during the required period.

(9)	Appointment and dismissal of accounting firm

			Unit:Yuan Currency: RMB
Whether appointing new accounting firm No

		Old	New
Auditors engaged by the Company (domestic):	Name	/	PricewaterhouseCoopers Zhong Tian LLP
Auditors engaged by the Company (domestic):	Pay	/	4,800,000
Auditors engaged by the Company (domestic):	Duration	/	2
Auditors engaged by the Company (international):	Name	/	PricewaterhouseCoopers
Auditors engaged by the Company (international):	Pay	/	3,000,000
Auditors engaged by the Company (international):	Duration	/	2

(10)	Disciplinary actions upon the Company and its Directors, Supervisors, Senior Management, shareholders and controlling company of the controlling shareholder

In 2014, the Company and its Directors, Supervisors, Senior Management, shareholders and controlling company of the controlling shareholder were not investigated, administratively punished or publicly criticized by the CSRC or publicly censured by the stock exchanges.

Major Events (continued)

(11)	Effect of the application of new accounting standards on consolidated financial statements

In 2014, The Ministry of Finance issued CAS No. 39 - Fair value measurement, CAS No. 40 - Joint venture arrangements, CAS No. 41 - Disclosure of equity in other entity, revised CAS No. 2 - Long-term equity investment, CAS No. 9 - Employee benefits, CAS No. 30 - Financial statement presentation, CAS No. 33 - Consolidated financial statements and CAS No. 37 - Financial instrument presentation in 2014. These new and amended standards are required to implement on 1 July 2014 except that CAS No. 37 - Financial instrument presentation is required to implement in the financial statements for the year ended 31 December 2014.

The Group has decided to adopt these standards in preparing the financial statements for the year ended 31 December 2014.

Except CAS No. 30 - Financial statement presentation and CAS No. 41 - Disclosure of equity in other entity, other amendments on the standards do not have siganific impact on the financial statement of the Group.

Details and reasons for changes	Affected items in statements and affected amounts
Several items in the financial statement have been listed and reported according to the above accounting standards. The comparative figures are adjusted accordingly.	Please refer to the next table for the details

The information disclosure related to the Group’s equity in other entity has been adjusted in accordance with CAS No. 41 - Disclosure of equity in other entity.	Please refer to Note 6 of the financial statement pre pared under CAS

As of 31 December 2013, items in statements and the related amounts affected by the fist change in the accounting standards mentioned above include:

	Before restatement	After restatement
Deferred revenue	—	180,000
Other non-current liabilities	180,000	—

Effect of other changes in the standards

Effect of other changes in the standards is set out in note 2(30) to the financial statements prepared under CAS.

(12)	Tax rate

The charge for PRC income tax is currently calculated at the rate of 25% (2013:25%).

(13)	Deposits

The Company did not have any entrusted deposits during the Reporting Period. As at 31 December 2014, the Group did not have any due deposits which could not be collected upon maturity.

(14)	The execution of the 2013 Profit Appropriation Plan

The 2013 Annual General Meeting held on 18 June 2014 has considered and approved the scheme for profit appropriation in 2013. Based on the total capital of 10,800,000,000 shares as of 31 December 2013, distributing annual dividend of RMB0.50 (VAT included) for every 10 shares. The respective announcement was published on “Shanghai Securities News”, “China Securities Journal”, and “Securities Times” on 19 June 2014, and was uploaded on the websites of Hong Kong Stock Exchange website, Shanghai Stock Exchange, and the Company. The Company also published an announcement 11 July 2014 regarding its profit distribution. The date of record and ex-dividend date for A-shares were 17 July 2014 and 18 July 2014 respectively. The dividend payment date for public shares of both A-shares and H-shares was 18 July 2014. The profit distribution proposal was implemented as planned.

(15)	Reserve

Details of changes in reserves are set out in note 23 to the financial statements prepared under IFRS.

(16)	Financial summary

A summary of the results, total assets, liabilities and shareholders’ equity of the Group as at 31 December 2014 are set out on page 6 of this annual report.

(17)	Bank loans and other borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2014 are set out in note 24 to the financial statements prepared under IFRS.

(18)	Interest capitalised

Details of interest capitalized during the year are set out in note 8 to the financial statements prepared under IFRS.

(19)	Property, plant and equipment

Changes in property, plant and equipment during the year are set out in note 14 to the financial statements prepared under IFRS.

(20)	Purchase, sale and redemption of shares

There were no purchases, sales or redemptions made by the Group during the Reporting Period.

(21)	Pre-emptive rights

According to the Articles of Association and the laws of the PRC, there is no pre-emptive right which requires the Company to offer new shares to existing shareholders of the Company in proportion to their shareholding.

(22)	Other important events

There were no other important events during the Reporting Period.

Report of the International Auditor

Independent Auditor’s Report

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages [3] to [75], which comprise the consolidated and company balance sheets as at 31 December 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of the International Auditor (continued)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(incorporated in the People’s Republic of China with limited liability)

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 20 March 2015

A.	Financial Statements Prepared Under International Financial Reporting Standards

Consolidated Income Statement

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

		Year ended 31 December
	Note	2014 RMB’000		2013 RMB’000
Revenue	5		102,126,247		115,490,326
Sales taxes and surcharges			(9,401,283)		(9,987,148)

Net Sales			92,724,964		105,503,178
Cost of sales	9		(92,910,062)		(103,225,914)

Gross (loss)/profit			(185,098)		2,277,264

Selling and administrative expenses	9		(564,161)		(691,020)
Other operating income	6		261,585		673,384
Other operating expenses	7		(100,226)		(67,362)

Operating (loss)/profit			(587,900)		2,192,266

Finance income	8		64,673		498,416
Finance expenses	8		(424,371)		(376,696)

Finance (expenses)/income - net			(359,698)		121,720

Share of profit of investments accounted for using the equity method	18		57,654		130,667

(Loss)/profit before income tax			(889,944)		2,444,653
Income tax benefit/(expense)	11		214,184		(379,151)

(Loss)/profit for the year			(675,760)		2,065,502

(Loss)/profit attributable to:
-Owners of the company			(692,222)		2,055,328
-Non-controlling interests			16,462		10,174

			(675,760)		2,065,502

(Loss)/earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic (loss)/earnings per share	12	RMB	(0.064)	RMB	0.190

Diluted (loss)/earnings per share	12	RMB	(0.064)	RMB	0.190

The notes on pages 113 to 194 are an integral part of these consolidated financial statements.

		Year ended 31 December
		2014	2013
		RMB’000	RMB’000
Dividends distributed within the year: RMB 0.05 (2013: RMB 0.05) per ordinary share	28	540,000	360,000
Proposed annual dividend: nil (2013: RMB 0.05) per ordinary share	28	—	540,000

		540,000	900,000

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

		Year ended 31 December
		2014	2013
	Note	RMB’000	RMB’000
(Loss)/profit for the year		(675,760)	2,065,502
Other comprehensive income for the year - net of tax		—	—

Total comprehensive (loss)/income for the year		(675,760)	2,065,502

Attributable to:
- Owners of the Company		(692,222)	2,055,328
- Non-controlling interests		16,462	10,174

Total comprehensive (loss)/income for the year		(675,760)	2,065,502

The notes on pages 113 to 194 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Balance Sheet

As at 31 December 2014

(Prepared under International Financial Reporting Standards)

		As at 31 December
		2014	2013
	Note	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayment and other assets	13	1,043,591	916,995
Property, plant and equipment	14	15,541,575	16,669,479
Investment properties	15	415,842	429,292
Construction in progress	16	542,878	456,823
Investments accounted for using the equity method	18	2,936,262	2,993,594
Deferred income tax assets	11	915,069	684,599

		21,395,217	22,150,782

Current assets
Inventories	19	5,930,703	9,039,239
Trade receivables	20	630,883	147,807
Bills receivable	20	1,365,677	2,688,897
Other receivables and prepayments	20	268,869	345,696
Amounts due from related parties	20,27(c)	1,035,085	2,131,133
Cash and cash equivalents	21	279,198	133,256

		9,510,415	14,486,028

Total assets		30,905,632	36,636,810

Equity and liabilities
Equity attributable to owners of the Company
Share capital	22	10,800,000	10,800,000
Reserves	23	5,700,272	6,932,494

		16,500,272	17,732,494
Non-controlling interests		271,395	259,062

Total equity		16,771,667	17,991,556

Consolidated Balance Sheet (continued)

As at 31 December 2014

(Prepared under International Financial Reporting Standards)

		As at 31 December
		2014	2013
	Note	RMB’000	RMB’000
Liabilities
Non-current liabilities
Borrowings	24	1,632,680	627,800
Deferred income	25	16,436	—

		1,649,116	627,800
Current liabilities
Borrowings	24	4,078,195	7,094,026
Trade payables and advance from customers	26	3,511,518	2,739,953
Bills payable	26	11,714	8,680
Other payables	26	1,831,263	1,507,463
Amounts due to related parties	26,27(c)	3,042,197	6,663,559
Income tax payable		9,962	3,773

		12,484,849	18,017,454

Total liabilities		14,133,965	18,645,254

Total equity and liabilities		30,905,632	36,636,810

Net current liabilities		(2,974,434)	(3,531,426)

Total assets less current liabilities		18,420,783	18,619,356

The notes on pages 113 to 194 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages 104 to 112 were approved by the Board of Directors on 20 March 2015 and were signed on its behalf.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Balance Sheet

As at 31 December 2014

(Prepared under International Financial Reporting Standards)

		As at 31 December
		2014	2013
	Note	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayment and other assets	13	947,859	814,833
Property, plant and equipment	14	15,151,067	16,241,616
Investment properties	15	412,647	425,892
Construction in progress	16	542,878	456,823
Investments in subsidiaries	17	1,445,620	1,310,401
Investments accounted for using the equity method	18	2,218,029	2,334,480
Deferred income tax assets	11	905,186	674,725

		21,623,286	22,258,770

Current assets
Inventories	19	5,465,293	8,634,949
Trade receivables	20	11,001	8,034
Bills receivable	20	991,722	2,283,709
Other receivables and prepayments	20	99,927	222,472
Amounts due from related parties	20	879,114	1,574,025
Cash and cash equivalents	21	186,348	78,448

		7,633,405	12,801,637

Total assets		29,256,691	35,060,407

Equity and liabilities
Equity attributable to owners of the Company
Share capital	22	10,800,000	10,800,000
Reserves	23	5,168,398	6,298,386

Total equity		15,968,398	17,098,386

Balance Sheet (continued)

As at 31 December 2014

(Prepared under International Financial Reporting Standards)

		As at 31 December
		2014	2013
	Note	RMB’000	RMB’000
Liabilities
Non-current liabilities
Borrowings	24	1,611,900	600,000
Deferred income	25	16,436	—

		1,628,336	600,000
Current liabilities
Borrowings	24	4,507,195	7,132,026
Trade payables and advance from customers	26	2,399,608	1,739,208
Other payables	26	1,707,983	1,398,415
Amounts due to related parties	26	3,045,171	7,092,372

		11,659,957	17,362,021

Total liabilities		13,288,293	17,962,021

Total equity and liabilities		29,256,691	35,060,407

Net current liabilities		(4,026,552)	(4,560,384)

Total assets less current liabilities		17,596,734	17,698,386

The notes on pages 113 to 194 are an integral part of these consolidated financial statements.

The financial statements on pages 104 to 112 were approved by the Board of Directors on 20 March 2015 and were signed on its behalf.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

		Attributable to owners of the Company
		Share capital	Share premium	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2013		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

Total comprehensive income for the year		—	—	—	2,055,328	2,055,328	10,174	2,065,502

Dividends proposed and approved	28	—	—	—	(360,000)	(360,000)	—	(360,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(17,895)	(17,895)
Appropriation to statutory reserve		—	—	201,220	(201,220)	—	—	—
Share premium converted into share capital	1	2,420,841	(2,420,841)	—	—	—	—	—
Surplus reserves converted into share capital	1	1,179,159	—	(1,179,159)	—	—	—	—
Utilisation of safety production fund	23	—	—	(2,347)	2,347	—	—	—

Balance at 31 December 2013		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

		Attributable to owners of the Company
		Share capital	Share premium	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2014		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Total comprehensive (loss)/income for the year		—	—	—	(692,222)	(692,222)	16,462	(675,760)

Dividends proposed and approved	28	—	—	—	(540,000)	(540,000)	—	(540,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(4,129)	(4,129)
Utilisation of safety production fund	23	—	—	(4,567)	4,567	—	—	—

Balance at 31 December 2014		10,800,000	—	4,179,276	1,520,996	16,500,272	271,395	16,771,667

The notes on pages 113 to 194 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Cash Flow Statement

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

		Year ended 31 December
		2014	2013
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	29	4,050,016	5,489,426
Interest paid to related parties		(58,619)	(20,762)
Interest paid to third parties		(318,892)	(361,368)
Income tax paid		(10,097)	(8,758)

Net cash generated from operating activities		3,662,408	5,098,538

Cash flows from investing activities
Cash received from entrusted lending		78,000	70,000
Dividends received from joint ventures and associates		98,824	64,226
Proceeds from disposal of property, plant and equipment		24,462	599,181
Proceeds from disposal of associates		14,822	—
Interest received from related parties		1,057	943
Interest received from third parties		63,540	89,541
Purchases of property, plant and equipment from related parties		(169,763)	(265,607)
Purchases of property, plant and equipment and other long-term assets from third parties		(919,505)	(1,057,530)
Investment in an associate		(11,541)	(60,000)
Cash payment of entrusted lending		(90,000)	(70,000)

Net cash used in investing activities		(910,104)	(629,246)

Cash flows from financing activities
Proceeds from borrowings from related parties		7,070,000	3,374,845
Proceeds from borrowings from third parties		44,315,298	51,662,767
Repayments of borrowings to related parties		(6,070,000)	(3,524,845)
Repayments of borrowings to third parties		(47,374,473)	(55,631,102)
Dividends paid to the Company’s shareholders		(543,157)	(360,630)
Dividends paid by subsidiaries to non-controlling interests		(4,129)	(17,895)

Net cash used in financing activities		(2,606,461)	(4,496,860)

Net increase/(decrease) in cash and cash equivalents		145,843	(27,568)
Cash and cash equivalents at beginning of the year		133,256	160,962
Exchange gain/(loss) on cash and cash equivalents	21	99	(138)

Cash and cash equivalents at end of the year	21	279,198	133,256

The notes on pages 113 to 194 are an integral part of these consolidated financial statements.

Wang Zhiqing	Ye Guohua
Chairman and General Manager	Director and Chief Financial Officer

Notes to the Consolidated Financial Statement

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. The Company was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) at that time.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000, and Sinopec Corp. was the largest shareholder of the Company.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the Share Segregation Reform Resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H class shareholders meeting on 22 Oct 2013, respectively.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

1	General information (continued)

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 20 March 2015.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention.

The consolidated financial statements are prepared in accordance with the applicable requirements of the predecessor Companies Ordinance (Cap. 32) for this financial year and the comparative period.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1	Changes in accounting policy and disclosures

(a)	New standards, amendments and interpretations adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2014. None of them have a material impact on the Group.

•	Amendment to IAS 32, ‘Financial instruments: Presentation’, on offsetting financial assets and financial liabilities;

•	Amendment to IAS 36, ‘Impairment of assets’, on recoverable amount disclosures for non-financial assets;

•	IFRIC 21, ‘Levies’, on obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below and none of these is expected to have a significant effect on the consolidated financial statements of the Group.

IFRS 9, ‘Financial instruments’, on classification, measurement and recognition of financial assets and financial liabilities. The standard is effective for accounting periods beginning on or after 1 January 2018.

IFRS 15, ‘Revenue from contracts with customers’, on revenue recognition when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after 1 January 2017.

(c)	New Hong Kong Companies Ordinance (Cap.622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance. Therefore, it has not been applied in preparing the Group’s consolidated financial statements for the year ended 31 December 2014. The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries

2.2.1	Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest remeasured is less than the fair value of the identifiable net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intra-Group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control on an entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.3	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss and other comprehensive income of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.3	Associates (continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit of investments accounted for using equity method’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.4	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the steering committee that makes strategic decisions.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in RMB, which is the company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or expenses’. All other foreign exchange gains and losses are presented in the income statement within ‘other operating income/(expenses)’.

2.7	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation and impairment losses.

Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	12-40 years

Plant and machinery	12-20 years

Vehicles and other equipment	4-20 years

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.7	Property, plant and equipment (continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other operating income/(expenses)’ in the income statement.

2.8	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

2.9	Investment properties

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful life of the investment property is 30-40 years.

2.10	Lease prepayments and other assets

Lease prepayments and other assets mainly represent prepayments for land use rights and catalysts used in production. The assets are carried at cost less accumulated amortisation and impairment losses. Lease prepayments and other assets are amortised on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12	Financial assets

2.12.1	Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade receivables, bills receivable and other receivables’ and ‘cash and cash equivalents’ in the balance sheet (Note 2.16 and 2.17).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.12	Financial assets (continued)

2.12.1	Classification (continued)

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.12.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Other operating income or expenses’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as ‘gains and losses from investment securities’.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.13	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.14	Impairment of financial assets

(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the receivables or a group of receivables is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held- to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.14	Impairment of financial assets (continued)

(b)	Financial assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For debt securities, if any such evidence exists the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in profit or loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

2.15	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.16	Trade receivables, bills receivable and other receivables

Trade receivables and bills receivable are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade receivables, bills receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables, bills receivable and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for impairment.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.17	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the Group’s balance sheet, bank overdrafts are shown within borrowings in current liabilities.

2.18	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund to a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

2.20	Trade payables and other payables

Trade payables and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.21	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.21	Borrowings (continued)

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.22	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.23	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.23	Current and deferred income tax (continued)

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised.

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.24	Employee benefits

(a)	Pension obligations

The PRC employees of the Group are covered by various PRC government-sponsored defined-contribution pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these employees when they retire. The Group contributes on a monthly basis to these pension plans for the employees which are determined at a certain percentage of their salaries. Under these plans, the Group has no obligation for post-retirement benefits beyond the contribution made. Contributions to these plans are expensed as incurred and contributions paid to the defined contribution pension plans for a staff are not available to reduce the Group’s future obligations to such defined-contribution pension plans even if the staff leaves the Group.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: When Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.25	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.26	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

(a)	Sales of petroleum and chemical products

Revenues associated with the sale of petroleum and chemical products are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(b)	Pipeline transportation services

Revenues associated with pipeline transportation services are recognized by reference to the stage of completion (that is, when the services are rendered) of the transaction at the end of the reporting period and when the outcome of the transaction can be estimated reliably. The outcome of the transaction can be estimated reliably when the amount of revenue, the costs incurred and the stage of completion can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

(c)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

2.27	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.28	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.29	Government grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the income statement over the useful life of the asset by way of reduced depreciation expense.

2.30	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.31	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

2.32	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group’s research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research and development costs are therefore recognised as expenses in the period in which they are incurred.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

2	Summary of significant accounting policies (continued)

2.33	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management

3.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly borrowings and trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD and EUR. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 31 December 2014, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net loss for the year would have been 107,395 thousands decreased/increased (2013: RMB 213,925 thousands increased/decreased in net profit) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD and EUR denominated short-term loans and trade payables.

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2014, the Group’s short-term and long-term interest bearing borrowings denominated with floating rates amounted to RMB 4,640,875 thousands (31 December 2013: RMB 7,721,826 thousands), which represented 81% of total borrowing balance.

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During 2014 and 2013, the Group did not enter into any interest rate swap agreements.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk (continued)

As at 31 December 2014, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would have increased/decreased by approximately RMB 17,403 thousands (31 December 2013: RMB 28,957 thousands decreased/increased in net profit).

(b)	Credit risk

Credit risk is managed on the grouping basis. It mainly arises from cash at bank, trade receivables, other receivables, bills receivable, etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

(c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group in and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

As at 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB 2,974,434 thousands. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2014, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 28,696,100 thousands, within which the maturity dates of unused facility amounted to RMB 7,495,370 thousands will be after 31 December 2015 as disclosed in Note 24. Management assessed that all the facilities could be renewed upon the expiration dates. In addition, the Group had facilities up to RMB 138,210 thousands to issue letters of credit by pledging accounts receivables of RMB 76,111 thousands and bills receivables of RMB 80,669 thousands as disclosed in Note 20, of which RMB 10,983 thousands was unutilised.

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2014, the Group held cash and cash equivalents of RMB 279,198 thousands (2013: RMB 133,256 thousands) (Note 21) and trade receivables of RMB 630,883 thousands (2013: RMB 147,807 thousands) (Note 20) that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s and the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

Group	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
At 31 December 2014
Borrowings	4,172,821	1,648,830	—	—	5,821,651
Bills payable	11,714	—	—	—	11,714
Trade payables	2,920,459	—	—	—	2,920,459
Other payables	519,887	—	—	—	519,887
Amounts due to related parties	3,020,683	—	—	—	3,020,683

	10,645,564	1,648,830	—	—	12,294,394

Group	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
At 31 December 2013
Borrowings	7,175,621	36,339	664,746	—	7,876,706
Bills payable	8,680	—	—	—	8,680
Trade payables	2,238,409	—	—	—	2,238,409
Other payables	629,136	—	—	—	629,136
Amounts due to related parties	6,657,143	—	—	—	6,657,143

	16,708,989	36,339	664,746	—	17,410,074

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

Company	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
At 31 December 2014
Borrowings	4,605,074	1,627,186	—	—	6,232,260
Trade payables	1,908,818	—	—	—	1,908,818
Other payables	429,866	—	—	—	429,866
Amounts due to related parties	3,032,837	—	—	—	3,032,837

	9,976,595	1,627,186	—	—	11,603,781

Company	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
At 31 December 2013
Borrowings	7,212,605	34,560	635,791	—	7,882,956
Trade payables	1,304,556	—	—	—	1,304,556
Other payables	540,722	—	—	—	540,722
Amounts due to related parties	7,085,758	—	—	—	7,085,758

	16,143,641	34,560	635,791	—	16,813,992

(d)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibres, resins and plastics and intermediate petrochemicals are market prices. The Group didn’t have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The gearing ratios at 31 December 2014 and 31 December 2013 were as follows:

	As at 31 December
	2014 RMB’000	2013 RMB’000
Total borrowings (Note 24)	5,710,875	7,721,826
Less: cash and cash equivalents (Note 21)	(279,198)	(133,256)

Net debt	5,431,677	7,588,570
Total Equity	16,771,667	17,991,556

Total Capital	22,203,344	25,580,126

Gearing ratio	24.46%	29.67%

The decrease in the gearing ratio during 2014 resulted primarily from early repayment for some bank loans before its maturity.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.3	Fair value estimation

The Company analyses the financial instruments carried at fair value, as at 31 December 2014 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels have been defined based on the fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability,

•	either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level3).

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the advance from customers, staff salaries and welfare payables and other taxes payables) and borrowings. As at 31 December 2014, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

3.4	Offsetting financial assets and financial liabilities

(a)	Financial assets

The following financial assets are subject to offsetting arrangements:

	As at 31 December
	2014 RMB’000	2013 RMB’000
Gross amounts of recognised amounts due from related parties	1,082,558	2,131,133
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(47,473)	—

Net amounts of amounts due from related parties presented in the balance sheet	1,035,085	2,131,133

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

3	Financial risk management (continued)

3.4	Offsetting financial assets and financial liabilities (continued)

(b)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	As at 31 December
	2014 RMB’000	2013 RMB’000
Gross amounts of recognised amounts due to related parties	3,089,670	6,663,559
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(47,473)	—

Net amounts of amounts due to related parties presented in the balance sheet	3,042,197	6,663,559

According to the offsetting arrangement entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities of each operating agreement between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

4	Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

4	Critical accounting estimates and judgments (continued)

4.1	Critical accounting estimates and assumptions (continued)

(a)	Impairments for long-lived assets

Assets, that have an indefinite useful life, must be tested annually for impairment. Long term assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(b)	Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than the estimate.

(d)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realisable values, an allowance for diminution in value of inventories is recognized. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

4	Critical accounting estimates and judgments (continued)

4.1	Critical accounting estimates and assumptions (continued)

(e)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognised in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilised. At the end of each reporting period, management assesses whether previously unrecognised deferred tax assets should be recognized. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilised. In addition, management assesses the carrying amount of deferred tax assets that are recognised at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilised.

In making the assessment of whether it is probable the Group will realize or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2014, the Group would need to generate future taxable income of at least RMB 3,660 million, of which at least RMB 2,371 million is required to be generated by the Company by 2017, prior to the expiration of the unused tax losses generated in 2012. In addition, further taxable income of RMB 833 million is required to be generated by the Company by 2019, prior to the expiration of the unused tax losses generated in 2014. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest in associates or joint ventures, deferred tax assets, cash and cash equivalents, investment property and related revenues (such as share of profit of associates and joint ventures, interest income and investment income), interest-bearing loans, borrowings and interest expense, and corporate assets and expenses.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins and films, polypro-pylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstock of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(v)	The Group’s trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

	2014			2013
	Total segment revenue RMB’000	Intersegment revenue RMB’000	Revenue from external customers Note(a) RMB’000	Total segment revenue RMB’000	Intersegment revenue RMB’000	Revenue from external customers Note(a) RMB’000
Synthetic fibres	2,935,540	—	2,935,540	3,264,518	—	3,264,518
Resins and plastics	12,895,531	241,131	12,654,400	14,685,256	244,977	14,440,279
Intermediate petrochemicals (Note (b))	27,988,970	15,408,977	12,579,993	38,120,472	19,437,514	18,682,958
Petroleum products	63,510,346	5,266,442	58,243,904	73,054,807	6,133,970	66,920,837
Trading of petrochemical products	17,612,914	2,820,482	14,792,432	14,504,014	3,344,902	11,159,112
Others	1,974,929	1,054,951	919,978	2,291,338	1,268,716	1,022,622

	126,918,230	24,791,983	102,126,247	145,920,405	30,430,079	115,490,326

	2014	2013
	RMB’000	RMB’000
(Loss)/profit from operations
Synthetic fibres	(581,923)	(602,907)
Resins and plastics	(331,540)	(766,311)
Intermediate petrochemicals	131,830	1,064,035
Petroleum products	(29,289)	2,177,264
Trading of petrochemical products	66,106	105,518
Others	156,916	214,667

(Loss)/profit from operations	(587,900)	2,192,266
Net finance (costs)/income	(359,698)	121,720
Share of profit of investments accounted for using the equity method	57,654	130,667

(Loss)/profit before taxation	(889,944)	2,444,653

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures as follows:

	2014	2013
	RMB’000	RMB’000
Intermediate petrochemicals	2,102,740	2,450,016
Petroleum products	54,017,562	61,901,684
Trading of petrochemical products	4,518,127	6,079,977
Others	196,581	238,332

	60,835,010	70,670,009

Note (b): Intermediate petrochemicals sales to other segments are as follows:

	2014	2013
	RMB’000	RMB’000
Synthetic fibres	2,715,204	3,889,173
Resins and plastics	12,205,061	15,115,242
Petroleum products	488,712	433,099

	15,408,977	19,437,514

Other profit and loss disclosures

	2014		2013
	Depreciation and amortisation RMB’000	Impairment loss and inventory write-down RMB’000	Depreciation and amortisation RMB’000	Impairment loss and inventory write-down RMB’000
Synthetic fibres	(185,209)	(28,942)	(183,918)	(26,469)
Resins and plastics	(233,014)	(114)	(304,972)	(744)
Intermediate petrochemicals	(621,545)	(25,018)	(765,785)	(5,629)
Petroleum products	(1,009,980)	(138,624)	(1,068,951)	—
Trading of petrochemical products	(227)	(3,630)	(234)	—
Others	(223,500)	(27,711)	(214,832)	(6,996)

	(2,273,475)	(224,039)	(2,538,692)	(39,838)

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

	As at 31 December
	2014	2013
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,762,111	1,942,127
Resins and plastics	1,714,407	2,160,187
Intermediate petrochemicals	5,339,892	6,603,970
Petroleum products	13,856,761	18,333,268
Trading of petrochemical products	1,312,503	743,409
Others	2,156,341	2,315,330

Allocated assets	26,142,015	32,098,291

Unallocated assets
Investments accounted for using the equity method	2,936,262	2,993,594
Deferred tax assets	915,069	684,599
Investment property	415,842	429,292
Others	496,444	431,034

Unallocated assets	4,763,617	4,538,519

Total assets	30,905,632	36,636,810

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

5	Segment information (continued)

	As at 31 December
	2014 Total liabilities RMB’000	2013 Total liabilities RMB’000
Allocated liabilities
Synthetic fibres	340,837	320,028
Resins and plastics	947,649	1,390,865
Intermediate petrochemicals	1,028,939	1,773,356
Petroleum products	4,812,737	6,363,608
Trading of petrochemical products	1,172,575	972,403
Others	120,353	103,168

Allocated liabilities	8,423,090	10,923,428

Unallocated liabilities
Borrowings - current part	4,078,195	7,094,026
Borrowings - non-current part	1,632,680	627,800

Unallocated liabilities	5,710,875	7,721,826

Total liabilities	14,133,965	18,645,254

	As at 31 December
	2014 Total liabilities RMB’000	2013 Total liabilities RMB’000
Additions to non-current assets
Synthetic fibres	39,408	120,570
Resins and plastics	58,955	60,464
Intermediate petrochemicals	668,075	570,214
Petroleum products	573,834	728,782
Trading of petrochemical products	—	—
Others	172,011	104,568

	1,512,283	1,584,598

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

6	Other operating income

	2014 RMB’000	2013 RMB’000
Government grants	172,829	49,658
Rental income from investment property	48,555	40,241
Gain on disposal of property, plant and equipment	13,297	468,107
Income from pipeline transportation services	8,059	9,262
Gain on disposal of associates	6,491	—
Gain on foreign exchange	—	67,304
Others	12,354	38,812

	261,585	673,384

7	Other operating expenses

	2014 RMB’000	2013 RMB’000
Loss on disposal of property, plant and equipment	(47,263)	(27,392)
Loss on foreign exchange	(22,168)	—
Others	(30,795)	(39,970)

	(100,226)	(67,362)

8	Finance income and costs

	2014 RMB’000	2013 RMB’000
Interest income	64,673	90,484
Net foreign exchange gain	—	407,932

Finance income	64,673	498,416

Interest on bank and other borrowings	(375,808)	(376,696)
Less: amounts capitalized on qualifying assets	1,208	—

Net interest expense	(374,600)	(376,696)
Net foreign exchange loss	(49,771)	—

Finance expenses	(424,371)	(376,696)

Finance (expenses)/income-net	(359,698)	121,720

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

9	Expense by nature

	2014 RMB’000	2013 RMB’000
Cost of raw material and trading products	86,087,588	95,718,567
Staff cost	2,627,357	2,652,768
Depreciation and amortisation (Note 13, 14)	2,273,475	2,538,692
Repairs and maintenance expenses	1,088,314	1,126,828
Transportation costs	354,735	451,891
Impairment loss (Note 16, 20)	10,439	(327)
Inventory write-down (Note 19)	213,600	40,165
Agency commission	113,162	152,331
Auditors’ remuneration - audit services	7,800	7,800
Change of goods in process and finished goods	(546,246)	124,799
Other expenses	1,243,999	1,103,420

Total cost of sales, selling and administrative expenses	93,474,223	103,916,934

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

10	Directors’ and supervisors’ emoluments

(i)	Directors’ and supervisors’ emoluments:

	2014
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000
Executive Directors
Wang Zhiqing	195	17	619	831
Gao Jingping	195	17	599	811
Ye Guohua	171	17	543	731
Jin Qiang (As vice president before June 2014, newly appointed as director in June 2014)	171	16	557	744
Guo Xiaojun (As vice president before June 2014, newly appointed as director in June 2014)	171	17	427	615
Li Honggen (Resigned as director and vice president in June 2014)	85	8	470	563
Zhang Jianping (Resigned as director and vice president in June 2014)	85	8	470	563
Independent non-executive directors
Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Zhang Yiming	150	—	—	150
Supervisors
Zhang Jianbo	174	12	301	487
Zuo Qiang	111	13	274	398
Li Xiaoxia	115	14	244	373

	1,923	139	4,504	6,566

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

10	Directors’ and supervisors’ emoluments (continued)

(i)	Directors’ and supervisors’ emoluments: (continued)

	2013
	Salaries and other benefits RMB’000	Retirement scheme contributions RMB’000	Discretionary bonus RMB’000	Total RMB’000
Executive Directors
Wang Zhiqing	193	16	464	673
Gao Jingping (Resigned as supervisor in April 2013, newly appointed as vice president in June 2013)	187	16	415	618
Li Honggen	169	16	405	590
Zhang Jianping	169	16	397	582
Ye Guohua Shi Wei (As director before April 2013, continue to serve as vice president)	169 199	16 16	399 508	584 723
Rong Guangdao (Resigned as director in April 2013)	64	5	348	417
Independent non-executive directors
Jin Mingda	150	—	—	150
Cai Tingji	150	—	—	150
Wang Yongshou	75	—	—	75
Zhang Yiming (Appointed in October 2013)	38	—	—	38
Supervisors
Li Xiaoxia	114	14	257	385
Zuo Qiang	110	13	234	357
Zhang Jianbo (Appointed in November 2013)	32	2	37	71

	1,819	130	3,464	5,413

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

10	Directors’ and supervisors’ emoluments (continued)

(ii)	Individuals with the highest emoluments

Of the 5 individuals with the highest emoluments in 2014, 5 (2013: 4) are directors and supervisors whose emoluments are disclosed in Note 10(i). The emolument in respect of the other one individual in 2013 is as follows:

	2014 RMB’000	2013 RMB’000
Salaries and other benefits	—	181
Retirement scheme contributions	—	16
Discretionary bonus	—	429

	—	626

The emolument of the individual with the highest emoluments is within the band Nil to RMB1,000 thousands for the year ended 31 December 2013.

11	Income tax

	2014 RMB’000	2013 RMB’000
-Current income tax	16,286	11,177
-Deferred taxation	(230,470)	367,974

	(214,184)	379,151

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

A reconciliation of the expected income tax calculated at the applicable tax rate and total (loss)/profit with the actual income tax is as follows:

	2014 RMB’000	2013 RMB’000
(Loss)/profit before taxation	(889,944)	2,444,653

Expected PRC income tax at the statutory tax rate of 25%	(222,486)	611,163
Tax effect of share of profit of investments accounted for using the equity method	(11,913)	(30,167)
Tax effect of other non-taxable income	(18,106)	(23,451)
Tax effect of non-deductible loss, expenses and costs	5,408	5,197
Difference for final settlement of enterprise income taxes in respect of previous year	11	3,138
Profit on disposal of associates and joint ventures	3,496	—
Utilisation of previously unrecognized tax losses	(536)	(202,721)
Temporary differences for which no deferred income tax asset was recognized	12,261	59
Tax losses for which no deferred income tax asset was recognized	17,681	15,933

Actual income tax	(214,184)	379,151

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below:

	The Group
	Assets		Liabilities		Net balance
	2014	2013	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
To be recovered within 12 months
Impairment for bad and doubtful debts, provision for inventories and payroll payables	52,063	22,734	—	—	52,063	22,734
Deferred income	4,109	—	—	—	4,109	—
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	15,808	—	—	—	15,808	—
Tax losses carried forward	378,000	—	—	—	378,000	—
Capitalisation of borrowing costs	—	—	(2,889)	(2,889)	(2,889)	(2,889)
To be recovered over 12 months
Provision for inventories	7,517	—	—	—	7,517	—
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	37,910	74,272	—	—	37,910	74,272
Capitalisation of borrowing costs	—	—	(8,701)	(11,590)	(8,701)	(11,590)
Tax losses carried forward	425,559	595,504	—	—	425,559	595,504
Others	5,693	6,568	—	—	5,693	6,568

Deferred tax assets/(liabilities)	926,659	699,078	(11,590)	(14,479)	915,069	684,599

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(i)	Deferred tax assets and deferred tax liabilities are attributable to items detailed in the tables below: (continued)

	The Company
	Assets		Liabilities		Net balance
	2014	2013	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
To be recovered within 12 months
Impairment for bad and doubtful debts, provision for inventories and payroll payables	50,693	22,302	—	—	50,693	22,302
Deferred income	4,109	—	—	—	4,109	—
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	15,808	—	—	—	15,808	—
Tax losses carried forward	378,000	—	—	—	378,000	—
Capitalisation of borrowing costs	—	—	(2,889)	(2,889)	(2,889)	(2,889)
To be recovered over 12 months
Provision for inventories	7,517	—	—	—	7,517	—
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	37,910	74,272	—	—	37,910	74,272
Capitalisation of borrowing costs	—	—	(8,701)	(11,590)	(8,701)	(11,590)
Tax losses carried forward	422,739	592,630	—	—	422,739	592,630

Deferred tax assets/(liabilities)	916,776	689,204	(11,590)	(14,479)	905,186	674,725

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	The Group
	Balance at	Recognized in	Balance at 31
	1 January 2014	income statement	December 2014
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	22,734	36,846	59,580
Deferred income	—	4,109	4,109
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	74,272	(20,554)	53,718
Capitalisation of borrowing costs	(14,479)	2,889	(11,590)
Tax losses carried forward	595,504	208,055	803,559
Others	6,568	(875)	5,693

Deferred tax assets	684,599	230,470	915,069

	The Group
	Balance at	Recognized in	Balance at 31
	1 January 2013	income statement	December 2013
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll payables	27,407	(4,673)	22,734
Provision for impairment losses in fixed assets and difference in depreciation	95,796	(21,524)	74,272
Capitalisation of borrowing costs	(17,431)	2,952	(14,479)
Tax losses carried forward	939,359	(343,855)	595,504
Others	7,442	(874)	6,568

Deferred tax assets	1,052,573	(367,974)	684,599

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows: (continued)

	The Company
	Balance at	Recognized in	Balance at 31
	1 January 2014	income statement	December 2014
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll	22,302	35,908	58,210
Deferred income	—	4,109	4,109
Provision for impairment losses in fixed assets, construction in progress and difference in depreciation	74,272	(20,499)	53,773
Capitalisation of borrowing costs	(14,479)	2,889	(11,590)
Tax losses carried forward	592,630	208,054	800,684

Deferred tax assets	674,725	230,461	905,186

	The Company
	Balance at	Recognized in	Balance at 31
	1 January 2013	income statement	December 2013
	RMB’000	RMB’000	RMB’000
Impairment for bad and doubtful debts, provision for inventories and payroll	27,172	(4,870)	22,302
Provision for impairment losses in fixed assets and difference in depreciation	95,796	(21,524)	74,272
Capitalisation of borrowing costs	(17,431)	2,952	(14,479)
Tax losses carried forward	939,359	(346,729)	592,630

Deferred tax assets	1,044,896	(370,171)	674,725

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

11	Income tax (continued)

(iii)	Deferred tax assets not recognized

As at 31 December 2014, a subsidiary of the Company did not recognise the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB 432,579 thousands and provision for inventories amounting to RMB 46,190 thousands (2013: RMB 432,579 thousands and provision for inventories amounting to RMB 46,190 thousands, respectively) while another subsidiary did not recognise the deferred tax assets in respect of provision for inventories amounted RMB 48,750 thousands (2013: Nil). The total unused tax losses carried forward for PRC income tax purpose of the Group amounted to RMB 353,952 thousands (2013: RMB 402,138 thousands) because it was not probable that the related tax benefit would be realized, of which RMB 71,759 thousands, RMB 79,526 thousands, RMB 68,211 thousands, RMB 63,733 thousands and RMB 70,723 thousands will expire in 2015, 2016, 2017, 2018 and 2019, respectively.

12	(Loss)/earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

		2014	2013
		RMB’000	RMB’000
Net (loss)/profit attributable to owners of the Company		(692,222)		2,055,328
Weighted average number of ordinary shares in issue(thousands)		10,800,000		10,800,000
Basic (loss)/earnings per share(RMB per share)	RMB	(0.064)	RMB	0.190

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets

	Land	Other	Long-term
	use	Intangible	prepaid
	rights	assets	expense	Total
The Group	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2013
Cost	744,867	81,054	633,548	1,459,469
Accumulated amortisation	(285,357)	(42,989)	—	(328,346)

Net book amount	459,510	38,065	633,548	1,131,123

Year ended 31 December 2013
Opening net book amount	459,510	38,065	633,548	1,131,123
Additions	—	31	318,671	318,702
Disposals (Note a)	(20,808)	—	—	(20,808)
Charge for the year	(15,347)	(2,919)	(423,805)	(442,071)
Reclassified to other receivables and prepayments	—	—	(69,951)	(69,951)

Closing net book amount	423,355	35,177	458,463	916,995

At 31 December 2013
Cost	708,752	81,085	458,463	1,248,300
Accumulated amortisation	(285,397)	(45,908)	—	(331,305)

Net book amount	423,355	35,177	458,463	916,995

Year ended 31 December 2014
Opening net book amount	423,355	35,177	458,463	916,995
Additions	220	—	558,978	559,198
Charge for the year	(14,690)	(2,922)	(329,532)	(347,144)
Reclassified to other receivables and prepayments	—	—	(85,458)	(85,458)

Closing net book amount	408,885	32,255	602,451	1,043,591

At 31 December 2014
Cost	708,972	81,085	602,451	1,392,508
Accumulated amortisation	(300,087)	(48,830)	—	(348,917)

Net book amount	408,885	32,255	602,451	1,043,591

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets (continued)

Note a: Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company entered into an agreement with China Petrochemical Sales Co., Ltd. (“the Sales Company”) which included a sell of part of the Company’s assets located in Chen Shan depot. The carrying value of the asset transferred was RMB 112,260 thousands, mainly including buildings, machinery and equipment with carrying value of approximately RMB 91,534 thousands (cost: RMB 407,941 thousands, accumulated depreciation: 316,407 thousands), three land use of rights with carrying value of approximately RMB 20,726 thousands (cost: RMB 35,974 thousands, accumulated amortization: RMB15,248 thousands).

According to the valuation report (31 March 2013 as the date of valuation) (Zhong Lian Ping Bao Zi [2013] No. 579) issued by China United Assets Appraisal Group Ltd., the transaction price was determined at RMB 594,147 thousands. The net income of above transaction after tax was RMB 464,941 thousands.

Long-term prepaid expenses are mainly catalyst. As at 31 December 2014, the current portion of catalyst amounted to RMB 85,458 thousands (2013: RMB 69,951 thousands) was reclassified to other receivables and prepayments, while the net book value of non-current portion was RMB 586,171 thousands (31 December 2013: RMB 440,433 thousands).

In 2014, the amortisation of RMB 347,144 thousands (2013: RMB 442,071 thousands) has been charged in cost of sales.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets (continued)

The Company	Land use rights RMB’000	Other Intangible assets RMB’000	Long-term prepaid expense RMB’000	Total RMB’000
At 1 January 2013
Cost	650,642	—	617,025	1,267,667
Accumulated amortisation	(244,286)	—	—	(244,286)

Net book amount	406,356	—	617,025	1,023,381

Year ended 31 December 2013
Opening net book amount	406,356	—	617,025	1,023,381
Additions	—	31	317,555	317,586
Disposals	(20,808)	—	—	(20,808)
Charge for the year	(12,972)	—	(422,403)	(435,375)
Reclassified to other receivables and prepayments	—	—	(69,951)	(69,951)

Closing net book amount	372,576	31	442,226	814,833

At 31 December 2013
Cost	614,527	31	442,226	1,056,784
Accumulated amortisation	(241,951)	—	—	(241,951)

Net book amount	372,576	31	442,226	814,833

Year ended 31 December 2014
Opening net book amount	372,576	31	442,226	814,833
Additions	220	—	558,536	558,756
Charge for the year	(12,314)	(3)	(327,955)	(340,272)
Reclassified to other receivables and prepayments	—	—	(85,458)	(85,458)

Closing net book amount	360,482	28	587,349	947,859

At 31 December 2014
Cost	614,747	31	587,349	1,202,127
Accumulated amortisation	(254,265)	(3)	—	(254,268)

Net book amount	360,482	28	587,349	947,859

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

13	Lease prepayment and other assets (continued)

Long-term prepaid expenses are mainly catalyst. As at 31 December 2014, the current portion of catalyst amounted to RMB 85,458 thousands (2013: RMB 69,951 thousands) was reclassified to other receivables and prepayments, while the net book value of non-current portion was RMB 586,171 thousands (31 December 2013: RMB 440,433 thousands).

In 2014, the amortisation of RMB 340,272 thousands (2013: RMB 435,375 thousands) has been charged in cost of sales.

The Group’s interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	The Group		The Company
	As at 31 December		As at 31 December
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
In mainland China-medium-term leases	408,885	423,355	360,482	372,576

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

14	Property, plant and equipment

The Group	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
At 1 January 2013
Cost	3,776,866	39,302,840	1,914,699	44,994,405
Accumulated depreciation	(2,039,675)	(23,023,446)	(1,476,680)	(26,539,801)
Impairment loss	(279,099)	(652,589)	(54,168)	(985,856)

Net book amount	1,458,092	15,626,805	383,851	17,468,748

Year ended 31 December 2013
Opening net book amount	1,458,092	15,626,805	383,851	17,468,748
Additions	—	67,223	19,502	86,725
Disposals	(31,837)	(69,083)	(19,789)	(120,709)
Reclassification	(2,919)	(16,169)	19,088	—
Transferred from construction in progress (Note 16)	98,604	1,193,177	42,955	1,334,736
Transferred to Investment properties (Note 15)	(3,400)	—	—	(3,400)
Charge for the year	(98,781)	(1,934,474)	(63,366)	(2,096,621)

Closing net book amount	1,419,759	14,867,479	382,241	16,669,479

At 31 December 2013
Cost	3,727,436	40,086,904	1,936,874	45,751,214
Accumulated depreciation	(2,028,578)	(24,571,769)	(1,500,465)	(28,100,812)
Impairment loss	(279,099)	(647,656)	(54,168)	(980,923)

Net book amount	1,419,759	14,867,479	382,241	16,669,479

Year ended 31 December 2014
Opening net book amount	1,419,759	14,867,479	382,241	16,669,479
Additions	700	103,500	16,349	120,549
Disposals	(12,300)	(44,380)	(1,748)	(58,428)
Reclassification	19,268	(28,027)	8,759	—
Transferred from construction in progress (Note 16)	36,240	668,152	31,914	736,306
Charge for the year	(94,586)	(1,764,643)	(67,102)	(1,926,331)

Closing net book amount	1,369,081	13,802,081	370,413	15,541,575

At 31 December 2014
Cost	3,757,546	40,353,304	1,931,721	46,042,571
Accumulated depreciation	(2,109,366)	(25,957,875)	(1,507,236)	(29,574,477)
Impairment loss	(279,099)	(593,348)	(54,072)	(926,519)

Net book amount	1,369,081	13,802,081	370,413	15,541,575

In 2014, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,926,256 thousands and RMB 75 thousands, respectively (2013: were RMB 2,096,478 thousands and RMB 143 thousands, respectively).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

14	Property, plant and equipment (continued)

The Company	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000
At 1 January 2013
Cost	3,085,835	36,990,828	1,659,796	41,736,459
Accumulated depreciation	(1,677,457)	(21,251,498)	(1,301,881)	(24,230,836)
Impairment loss	(50,785)	(496,229)	(6,263)	(553,277)

Net book amount	1,357,593	15,243,101	351,652	16,952,346

Year ended 31 December 2013
Opening net book amount	1,357,593	15,243,101	351,652	16,952,346
Additions	—	64,494	18,595	83,089
Disposals	(31,835)	(68,618)	(18,353)	(118,806)
Reclassification	(5,599)	(13,580)	19,179	—
Transferred from construction in progress (Note 16)	98,604	1,184,792	42,550	1,325,946
Charge for the year	(93,822)	(1,849,011)	(58,126)	(2,000,959)

Closing net book amount	1,324,941	14,561,178	355,497	16,241,616

At 31 December 2013
Cost	3,146,619	38,084,966	1,702,938	42,934,523
Accumulated depreciation	(1,770,893)	(23,032,492)	(1,341,178)	(26,144,563)
Impairment loss	(50,785)	(491,296)	(6,263)	(548,344)

Net book amount	1,324,941	14,561,178	355,497	16,241,616

Year ended 31 December 2014
Opening net book amount	1,324,941	14,561,178	355,497	16,241,616
Additions	700	98,295	16,231	115,226
Disposals	(12,300)	(44,348)	(1,672)	(58,320)
Reclassification	19,268	(28,027)	8,759	—
Transferred from construction in progress (Note 16)	36,240	662,011	31,614	729,865
Charge for the year	(89,924)	(1,727,232)	(60,164)	(1,877,320)

Closing net book amount	1,278,925	13,521,877	350,265	15,151,067

At 31 December 2014
Cost	3,070,065	38,075,636	1,682,817	42,828,518
Accumulated depreciation	(1,740,355)	(24,116,771)	(1,326,385)	(27,183,511)
Impairment loss	(50,785)	(436,988)	(6,167)	(493,940)

Net book amount	1,278,925	13,521,877	350,265	15,151,067

In 2014, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB 1,877,280 thousands and RMB 40 thousands, respectively (2013: RMB 2,000,893 thousands and RMB 66 thousands, respectively).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

15	Investment property

	The Group	The Company
	RMB’000	RMB’000
At 1 January 2013
Cost	546,204	546,204
Accumulated depreciation	(107,067)	(107,067)

Net book amount	439,137	439,137

Year ended 31 December 2013
Opening net book amount	439,137	439,137
Transfer from property, plant and equipment (Note 14)	3,400	—
Charge for the year	(13,245)	(13,245)

Net book amount	429,292	425,892

At 1 January 2014
Cost	552,534	546,204
Accumulated depreciation	(123,242)	(120,312)

Net book amount	429,292	425,892

Year ended 31 December 2014
Opening net book amount	429,292	425,892
Charge for the year	(13,450)	(13,245)

Closing net book amount	415,842	412,647

At 31 December 2014
Cost	552,534	546,204
Accumulated depreciation	(136,692)	(133,557)

Net book amount	415,842	412,647

Investment property represents certain floors of an office building leased to other entities including related parties.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

15	Investment property (continued)

The fair value of the investment property of the Group and the Company as at 31 December 2014 were estimated by the directors to be approximately RMB 1,198,556 thousands and RMB 1,150,367 thousands by reference to market values of similar properties in the relevant region (31 December 2013: the Group: RMB 1,003,105 thousands; the Company: RMB 956,919 thousands). This fair value estimation was at level 2 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB 48,555 thousands was received by the Group during the year ended 31 December 2014 (2013: RMB 40,241 thousands).

16	Construction in progress

	The Group		The Company
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January	456,823	612,388	456,823	604,866
Additions	832,536	1,179,171	826,095	1,177,903
Transferred to property plant and Equipment (Note 14)	(736,306)	(1,334,736)	(729,865)	(1,325,946)
Impairment loss (Note a)	(10,175)	—	(10,175)	—

At 31 December	542,878	456,823	542,878	456,823

Note a: During the year, the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB 10,175 thousands.

During the year, the Group has capitalised borrowing costs amounting to RMB 1,208 thousands (2013: Nil) on qualifying assets. Borrowing costs were capitalised at the weighted average rate of its general borrowings of 3.89%.

17	Investments in subsidiaries

	As at 31 December
	2014	2013
The Company	RMB’000	RMB’000
Unlisted shares, at cost (i)	1,673,120	1,537,901
Less: impairment loss	(227,500)	(227,500)

	1,445,620	1,310,401

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

17	Investments in subsidiaries (continued)

These amounts represent the investments made by the Company in its consolidated subsidiaries. At 31 December 2014, the following list contains the particulars of the subsidiaries, all of which are limited companies established and operated in the PRC, which principally affected the results and assets of the Group.

The Company	Registered capital RMB’000		Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non- controlling interests %	Principal activities
Shanghai Petrochemical Investment Development Company Limited (i)	RMB	1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	25.75	Production of Polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD	50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB	545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB	20,000	—	67.33	32.67	Import and export of petrochemical products

(i)	During the year, the Company made capital contribution of RMB 135,219 thousands to Shanghai Petrochemical Investment Development Company Limited.

None of the subsidiaries have issued any debt securities.

Loans from subsidiaries

As at 31 December 2014, Shanghai Petrochemical Investment Development Company Limited, Golden Phillips Petrochemical Company Limited and Shanghai Golden Conti Petrochemical Company Limited, subsidiaries of the Company, provided entrusted loans to the Company by Shanghai Jinshan Branch of Industrial and Commercial Bank of China. The amount is RMB 300,000 thousands (31 December 2013: Nil), RMB 123,000 thousands (31 December 2013: RMB 105,000 thousands) and RMB 70,000 thousands (31 December 2013: Nil), respectively. The annual interest rate ranges from 3.00% to 4.50% (31 December 2013: 2.25% to 3.25%).

All of the Group’s non-controlling interests in subsidiaries are not significant.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	The Group		The Company
	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000
Associates
-Unlisted shares, at cost	—	—	2,218,029	2,206,488
-Share of net assets	2,720,134	2,727,570	—	—
Joint ventures
-Unlisted shares, at cost	—	—	—	127,992
-Share of net assets	216,128	266,024	—	—

	2,936,262	2,993,594	2,218,029	2,334,480

The amounts recognised in the share of profit of investments accounted for using the equity method are as follows:

	The Group
	2014 RMB’000	2013 RMB’000
Associates	53,429	114,122
Joint ventures	4,225	16,545

	57,654	130,667

Investment in associates

	2014	2013
The Group	RMB’000	RMB’000
At 1 January	2,727,570	2,616,474
Capital contribution	11,541	60,000
Share of profit	53,429	114,122
Cash dividends distribution	(64,075)	(63,026)
Disposals	(8,331)	—

As at 31 December	2,720,134	2,727,570

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the major associates of the Group as at 31 December 2014, which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Nature of investment in material associates as at 31 December 2014 and 2013

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method
Shanghai Secco Petrochemical Company Limited [Shanghai Secco]	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited [Chemical Industry]	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited [ Jinsen]	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited [Azbil]	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Summarised financial information for major associates

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised balance sheet for material associates

As at 31 December 2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
-Current Assets	4,367,559	2,465,826	124,136	173,827
-Current Liabilities	(2,545,646)	(639,628)	(12,050)	(56,557)
Non-current
-Non-current Assets	9,472,760	2,818,709	94,060	4,538
-Non-current liabilities	(3,806,143)	(1,043,192)	—	—

Net Assets	7,488,530	3,601,715	206,146	121,808

As at 31 December 2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
-Current Assets	4,600,981	3,093,527	123,548	175,236
-Current Liabilities	(2,700,388)	(1,182,769)	(14,057)	(57,374)
Non-current
-Non-current Assets	9,295,519	2,600,953	96,344	3,793
-Non-current liabilities	(3,425,837)	(1,101,536)	—	—

Net Assets	7,770,275	3,410,175	205,835	121,655

Summarised statement of comprehensive income for material associates

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	26,131,711	566	266,556	276,665
Post-tax (loss)/profit from continuing operations	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—
Total comprehensive (loss)/income	(339,450)	221,540	12,426	30,153
Dividends declared by associate	—	30,000	12,115	30,000

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	29,369,585	5,960	307,067	257,762
Post-tax profit from continuing operations	199,820	123,832	10,868	30,047
Other comprehensive income	—	—	—	—
Total comprehensive income	199,820	123,832	10,868	30,047
Dividends declared from associate	—	40,000	12,586	90,000

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised balance sheet for material associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in major associates.

Summarised financial information for material associates

2014	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	7,770,275	3,410,175	205,835	121,655
(Loss)/profit for the year	(339,450)	221,540	12,426	30,153
Other comprehensive income	—	—	—	—
Capital increment	57,705	—	—	—
Declared dividends	—	(30,000)	(12,115)	(30,000)
Closing net assets	7,488,530	3,601,715	206,146	121,808

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,497,706	1,378,016	82,458	48,723
Unentitled portion (Note a)	—	(334,752)	—	—

Carrying value	1,497,706	1,043,264	82,458	48,723

2013	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	7,270,455	3,326,343	207,553	181,608
Profit for the year	199,820	123,832	10,868	30,047
Other comprehensive income	—	—	—	—
Capital increment	300,000	—	—	—
Declared dividends	—	(40,000)	(12,586)	(90,000)
Closing net assets	7,770,275	3,410,175	205,835	121,655

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	1,554,055	1,304,733	82,334	48,662
Unentitled portion	—	(325,052)	—	—

Carrying value	1,554,055	979,681	82,334	48,662

Note a: Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Summarised financial information for individually immaterial associates

	2014 RMB’000	2013 RMB’000
Carrying value of investments at 31 December	47,983	62,838

Aggregate amount of its share of those individually immaterial associates:
Profit for the year	29,226	10,413
Other comprehensive income	—	—

Total comprehensive income	29,226	10,413

Investment in joint ventures

The Group	2014 RMB’000	2013 RMB’000
At 1 January	266,024	250,679
Share of profit	4,225	16,545
Cash dividends distribution	(54,121)	(1,200)

As at 31 December	216,128	266,024

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Nature of the relationship	Measurement method
BOC-SPC Gases Company Limited [BOC]	PRC	50	Production and sales of industrial gases	Equity
Shanghai Jinpu Plastic Packing Materials Company Limited [Jinpu]	PRC	50	Production of polypropylene film	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited [Yangu Gas]	PRC	50	Production and sales of industrial gases	Equity

BOC, Jinpu and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarised financial information for joint ventures

Set out below are the summarised financial information for joint ventures which are accounted for using the equity method.

Summarised balance sheet

At 31 December 2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000
Current
Cash and cash equivalents	12,636	2,976	11,540	27,152
Other current assets (excluding cash)	54,920	41,542	16,287	112,749

Total current assets	67,556	44,518	27,827	139,901

Financial liabilities	(102,993)	(24,770)	(5,575)	(133,338)
Other current liabilities	(52,902)	(7,536)	(2,799)	(63,237)

Total current liabilities	(155,895)	(32,306)	(8,374)	(196,575)

Non-current
Total non-current assets	357,525	91,964	90,381	539,870
Total non-current liabilities	—	—	(5,400)	(5,400)

Net assets	269,186	104,176	104,434	477,796

At 31 December 2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000
Current
Cash and cash equivalents	16,832	11,845	9,027	37,704
Other current assets (excluding cash)	54,834	69,088	21,015	144,937

Total current assets	71,666	80,933	30,042	182,641

Financial liabilities	(113,803)	(49,514)	(16,769)	(180,086)
Other current liabilities	(12,674)	(2,025)	(2,687)	(17,386)

Total current liabilities	(126,477)	(51,539)	(19,456)	(197,472)

Non-current
Total non-current Assets	403,439	101,535	103,451	608,425
Total non-current liabilities	—	—	(9,000)	(9,000)

Net assets	348,628	130,929	105,037	584,594

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000
Revenue	388,391	226,221	75,342	689,954
Depreciation and amortisation	44,870	9,783	14,193	68,846
Interest income	383	77	167	627
Interest expense	(5,533)	(2,329)	(965)	(8,827)
Profit/(loss) from continuing operations	41,345	(26,753)	1,397	15,989
Income tax expense	(14,545)	—	—	(14,545)
Post-tax profit/(loss) from continuing operations	26,800	(26,753)	1,397	1,444
Other comprehensive income	—	—	—	—
Total comprehensive income/(loss)	26,800	(26,753)	1,397	1,444
Dividends declared by joint venture	106,242	—	2,000	108,242

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000
Revenue	388,968	253,971	72,675	715,614
Depreciation and amortisation	44,345	9,205	12,603	66,153
Interest income	247	302	99	648
Interest expense	(7,568)	(1,714)	(1,742)	(11,024)
Profit/(loss) from continuing operations	46,920	(18,147)	3,391	32,164
Income tax expense	(11,723)	—	226	(11,497)
Post-tax profit/(loss) from continuing operations	35,197	(18,147)	3,617	20,667
Other comprehensive income	—	—	—	—
Total comprehensive income/(loss)	35,197	(18,147)	3,617	20,667
Dividends declared by joint venture	—	—	2,400	2,400

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

18	Investments accounted for using the equity method (continued)

Investment in joint venture (continued)

Reconciliation of summarised financial information

2014	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000
Opening net assets 1 January	348,628	130,929	105,037	584,594
Profit/(loss) for the year	26,800	(26,753)	1,397	1,444
Other comprehensive income	—	—	—	—
Declared dividends	(106,242)	—	(2,000)	(108,242)

Closing net assets	269,186	104,176	104,434	477,796
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	134,593	52,088	52,217	238,898
Unrealized downstream transactions	(22,770)	—	—	(22,770)

Carrying value	111,823	52,088	52,217	216,128

2013	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000	Total RMB’000
Opening net assets 1 January	305,346	151,728	103,820	560,894
Profit/(loss) for the year	43,282	(20,799)	3,617	26,100
Other comprehensive income	—	—	—	—
Declared dividends	—	—	(2,400)	(2,400)

Closing net assets	348,628	130,929	105,037	584,594
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	174,314	65,465	52,519	292,298
Unrealized downstream transactions	(26,274)	—	—	(26,274)

Carrying value	148,040	65,465	52,519	266,024

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

19	Inventories

	The Group As at 31 December		The Company As at 31 December
	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000
Raw materials	3,335,273	5,729,543	3,130,701	5,593,467
Work in progress	1,453,910	1,782,341	1,442,899	1,773,981
Finished goods	822,641	1,161,926	618,371	943,624
Spare parts and consumables	318,879	365,429	273,322	323,877

	5,930,703	9,039,239	5,465,293	8,634,949

The cost of inventories recognized in Cost of Sales amounted to RMB 71,425,192 thousands for the year ended 31 December 2014 (2013: RMB 84,148,090 thousands) which included an inventory provision of RMB 213,600 thousands (2013: RMB 40,165 thousands).

As at 31 December 2014, provision for impairment of inventories was RMB 294,771 thousands (31 December 2013: RMB 101,101 thousands).

20	Trade and other receivables

	The Group As at 31 December		The Company As at 31 December
	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000
Trade receivables	630,931	147,855	11,049	8,082
Less: allowance for doubtful debts	(48)	(48)	(48)	(48)

	630,883	147,807	11,001	8,034
Bills receivable	1,365,677	2,688,897	991,722	2,283,709
Amounts due from related parties	1,035,085	2,131,133	879,114	1,574,025

	3,031,645	4,967,837	1,881,837	3,865,768
Other receivables and prepayments	268,869	345,696	99,927	222,472

	3,300,514	5,313,533	1,981,764	4,088,240

In 2014, the associates and joint ventures of the Group declared dividends with total amount of RMB 97,597 thousands to the Group (2013: RMB 64,618 thousands). As at 31 December 2014, RMB 19,372 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments (31 December 2013: Nil).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

20	Trade and other receivables (continued)

As at 31 December 2014, entrusted lendings of RMB 82,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 3.00% to 3.25% per annum, which will be due in 2015 (31 December 2013: RMB 70,000 thousands at an interest rate of 3.25% per annum).

As of 31 December 2014, the Group didni¯t have any trade receivable which was past due but not impaired (31 December 2013: Nil).

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	The Group		The Company
	As at 31 December		As at 31 December
	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000
Within one year	3,031,617	4,967,817	1,881,809	3,865,748
Above one year	28	20	28	20

	3,031,645	4,967,837	1,881,837	3,865,768

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	As at 31 December
	2014 RMB’000	2013 RMB’000
RMB	2,773,508	5,263,885
USD	527,006	49,648

	3,300,514	5,313,533

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

20	Trade and other receivables (continued)

Movements on the group’s allowance for impairment of trade and other receivables are as follows:

	2014	2013
	RMB’000	RMB’000
At 1 January
Provision for receivables impairment	992	3,667
Receivables written off during the year	305	383
as uncollectible	—	(2,348)
Unused amounts reversed	(41)	(710)

At 31 December	1,256	992

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2014, the Group has pledged account receivables of RMB 76,111 thousands (31 December 2013: Nil) and bills receivable of RMB 80,669 thousands (31 December 2013: Nil) for issuing letters of credit.

Accounts receivable derecognized due to the transfer of financial assets during the year amounted to RMB 352,753 thousands (2013: RMB 686,774 thousands), the relating amount recorded in finance expenses was RMB 2,372 thousands (2013: RMB 4,087 thousands).

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

21	Cash and cash equivalents

	The Group		The Company
	As at 31 December		As at 31 December
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Cash deposits with a related party	5,179	7,109	2,551	3,788
Cash at bank and in hand	274,019	126,147	183,797	74,660

	279,198	133,256	186,348	78,448

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

22	Share capital

The Group and the Company	Non- circulating shares RMB’000	Circulating Shares with restriction RMB’000	RMB ordinary A shares listed in PRC RMB’000	Foreign investment H shared listed overseas RMB’000	Total RMB’000
As at 1 January 2013	4,150,000	—	720,000	2,330,000	7,200,000
Distribution to circulating A share shareholders (Note 1)	(360,000)	—	360,000	—	—
Conversion of share premium and surplus reserve to share capital	1,895,000	—	540,000	1,165,000	3,600,000

Other	(5,685,000)	5,685,000	—	—	—

As at 31 December 2013	—	5,685,000	1,620,000	3,495,000	10,800,000

As at 1 January 2014	—	5,685,000	1,620,000	3,495,000	10,800,000
Distribution to circulating A share shareholders (Note 1)	—	—	—	—	—
Conversion of share premium and surplus reserve to share capital	—	—	—	—	—
Transition to unrestricted shares	—	(765,000)	765,000	—	—

As at 31 December 2014	—	4,920,000	2,385,000	3,495,000	10,800,000

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

23	Reserves

	Share premium	Legal surplus	Capital surplus	Surplus reserve	Safety production fund	Retained earnings	Total
Group	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2013	2,420,841	3,871,256	4,180	1,280,514	8,179	1,252,196	8,837,166
Net profit attributable to shareholders of the Company	—	—	—	—	—	2,055,328	2,055,328
Dividends proposed and approved	—	—	—	—	—	(360,000)	(360,000)
Appropriation to statutory reserve	—	201,220	—	—	—	(201,220)	—
Conversion of share premium and surplus reserve to share capital (Note 1)	(2,420,841)	—	—	(1,179,159)	—	—	(3,600,000)
Utilisation of safety production fund	—	—	—	—	(2,347)	2,347	—

Balance at 31 December 2013	—	4,072,476	4,180	101,355	5,832	2,748,651	6,932,494
Net loss attributable to shareholders of the Company	—	—	—	—	—	(692,222)	(692,222)
Dividends proposed and approved	—	—	—	—	—	(540,000)	(540,000)
Utilisation of safety production fund	—	—	—	—	(4,567)	4,567	—

Balance at 31 December 2014	—	4,072,476	4,180	101,355	1,265	1,520,996	5,700,272

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

23	Reserves (continued)

	Share	Legal	Capital	Surplus	Retained
	premium	surplus	surplus	reserve	earnings	Total
Company	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2013	2,420,841	3,871,256	4,180	1,280,514	711,572	8,288,363
Net profit attributable to shareholders of the Company	—	—	—	—	1,970,023	1,970,023
Dividends proposed and approved	—	—	—	—	(360,000)	(360,000)
Appropriation to statutory reserve	—	201,220	—	—	(201,220)	—
Conversion of share premium and surplus reserve to share capital	(2,420,841)	—	—	(1,179,159)	—	(3,600,000)

Balance at 31 December 2013	—	4,072,476	4,180	101,355	2,120,375	6,298,386
Net loss attributable to shareholders of the Company	—	—	—	—	(589,988)	(589,988)
Dividends proposed and approved	—	—	—	—	(540,000)	(540,000)

Balance at 31 December 2014	—	4,072,476	4,180	101,355	990,387	5,168,398

24	Borrowings

	The Group		The Company
	As at 31 December		As at 31 December
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Long term bank loans (Note a)
- Between two and five years	—	627,800	—	600,000
- Between one and two years	1,632,680	—	1,611,900	—

	1,632,680	627,800	1,611,900	600,000

Loans due within one year
- Current portion of long term bank loans (Note a)	—	609,690	—	609,690
- Short term bank loans	3,008,195	6,414,336	2,944,195	6,347,336
- Short term loans from related parties	1,070,000	70,000	1,070,000	70,000
- Short term loans from subsidiaries of the Group (Note 17)	—	—	493,000	105,000

	4,078,195	7,094,026	4,507,195	7,132,026

	5,710,875	7,721,826	6,119,095	7,732,026

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

24	Borrowings (continued)

Note (a): The long term borrowings of the Group and the Company are as follows:

			The Group		The Company
	Interest rate at	Type of	As at 31 December		As at 31 December
	31 December	interest	2014	2013	2014	2013
	2014	rate	RMB’000	RMB’000	RMB’000	RMB’000
Repayment terms and last payment date
Arranged by the Company:
Due in 2014	1.44%	Floating	—	609,690	—	609,690
Due in 2016	4.20%	Fixed	1,000,000	—	1,000,000	—
Due in 2016	1.83%-5.76%	Floating	611,900	300,000	611,900	300,000
Due in 2017-2018	5.76%	Floating	—	300,000	—	300,000
Arranged by subsidiaries:
Due in 2016	6.40%	Floating	20,780	27,800	—	—

Total long term loans			1,632,680	1,237,490	1,611,900	1,209,690
Less: Amounts due within one year			—	609,690	—	609,690

Amounts due after one year			1,632,680	627,800	1,611,900	600,000

The weighted average interest rates for the Group and the Company’s short term borrowings were 3.98% and 3.80%, respectively at 31 December 2014 (31 December 2013: the Group and the Company 2.87% and 2.84%, respectively).

At 31 December 2014, no borrowings were secured by property, plant and equipment (31 December 2013: nil).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

24	Borrowings (continued)

As at 31 December 2014, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 28,696,100 thousands, within which the maturity dates of unused facility amounted to RMB 7,495,370 thousands will be after 31 December 2015.

Included in borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	The Group				The Company
	2014		2013		2014		2013
USD (in thousands)	USD	364,353	USD	809,760	USD	364,353	USD	809,760
EUR (in thousands)	EUR	57,001		—	EUR	57,001		—

25	Deferred income

	The Group	The Company
	RMB’000	RMB’000
At 1 January 2014	—	—
Government grants received during the year to compensate the cost caused by disposal of 1# ethylene equipment	35,000	35,000
Recognised in other operating income	(18,564)	(18,564)

At 31 December 2014	16,436	16,436

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

26	Trade and other payables

	The Group		The Company
	As at 31 December		As at 31 December
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	2,920,459	2,238,409	1,908,818	1,304,556
Advance from customers	591,059	501,544	490,790	434,652
Bills payable	11,714	8,680	—	—
Amounts due to related parties	3,042,197	6,663,559	3,045,171	7,092,372

Subtotal	6,565,429	9,412,192	5,444,779	8,831,580

Staff salaries and welfares	44,464	41,418	38,849	36,107
Taxes payable (exclude income tax payable)	1,266,912	836,909	1,239,268	821,586
Interest payable	7,717	10,740	7,544	10,615
Dividends payable	19,406	20,918	19,406	20,918
Construction payable	223,061	342,754	222,899	342,657
Other liabilities	269,703	254,724	180,017	166,532

Subtotal of other payables	1,831,263	1,507,463	1,707,983	1,398,415

	8,396,692	10,919,655	7,152,762	10,229,995

As at 31 December 2014 and 31 December 2013, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities approximated their carrying amounts due to their short maturities.

The ageing analysis of the trade payables (including amounts due to related parties of trading in nature) was as follows:

	The Group		The Company
	As at 31 December		As at 31 December
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Within one year	6,514,151	9,357,833	5,405,324	8,795,414
Between one and two years	10,978	19,869	9,674	12,792
Over two years	40,300	34,490	29,781	23,374

	6,565,429	9,412,192	5,444,779	8,831,580

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
China Petrochemical Corporation(“Sinopec Group”)	Ultimate parent company
BOC-SPC Gases Company Limited	Joint venture of the Group
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint venture of the Group
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint venture of the Group
Shanghai Secco Petrochemical Company Limited	Associates of the Group
Shanghai Chemical Industry Park Development Company Limited	Associates of the Group
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associates of the Group
Shanghai Azbil Automation Company Limited	Associates of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associates of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associates of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group
Sinopec Chemical Commercial Holding Company Limited
Subsidiary of the immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited
Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited
Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited
Subsidiary of the ultimate parent company
Sinopec International Petroleum Exploration and Production Limited
Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

Names of related parties	Relationship with the Company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends receivable as disclosed in the forgoing Note 20 and assets sale in Chen Shan depot as disclosed in the forgoing Note 13.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2014 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the

State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2014	2013
	RMB’000	RMB’000
Sales of petroleum products	54,017,562	61,901,684
Sales other than petroleum products	6,817,448	8,768,325
Purchases of crude oil	30,931,551	52,898,298
Purchases other than crude oil	5,228,636	5,847,600
Sales commissions	113,162	152,331
Rental income	28,871	25,602

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	Year ended 31 December
	2014	2013
	RMB’000	RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	298,190	347,176
- Associates and joint ventures of the Group	2,455,829	2,711,864

	2,754,019	3,059,040

Purchase
- Sinopec Group and its subsidiaries	1,251,143	12,280
- Associates and joint ventures of the Group	3,772,603	3,923,220

	5,023,746	3,935,500

Insurance premiums expenses
- Sinopec Group and its subsidiaries	117,896	146,176

Interest income
- Sinopec Finance	1,057	943

Loans borrowed
- Sinopec Finance	7,070,000	3,374,845

Loans repayment
- Sinopec Finance	6,070,000	3,524,845

Interest expense
- Sinopec Finance	59,939	20,762

Construction and installation cost
- Sinopec Group and its subsidiaries	144,248	287,988

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 27(a) and 27(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 27(a) and 27(b), are summarised as follows:

	As at 31 December
	2014	2013
	RMB’000	RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,002,841	1,912,600
- Sinopec Group and its subsidiaries	3,617	2,074
- Associates and joint ventures of the Group	28,627	216,459

	1,035,085	2,131,133

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	2,859,927	6,242,839
- Sinopec Group and its subsidiaries	9,142	28,687
- Associates and joint ventures of the Group	173,128	392,033

	3,042,197	6,663,559

Cash deposits, maturing within 3 months
- Sinopec Finance (i)	5,179	7,109

Short-term loans
- Sinopec Finance (ii)	1,070,000	70,000

(i)	At 31 December 2014 and 31 December 2013, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.
(ii)	At 31 December 2014, short-term loans from Sinopec Finance were made by the Company at a weighted average interest rate of 5.06% per annum (31 December 2013: 5.40%), which will be due in 2015.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2014	2013
	RMB’000	RMB’000
Short-term employee benefits	7,668	6,603
Post-employment benefits	170	181

	7,838	6,784

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2014	2013
	RMB’000	RMB’000
Municipal retirement scheme costs	277,167	277,253
Supplementary retirement scheme costs	72,998	69,735

At 31 December 2014 and 31 December 2013, there was no material outstanding contribution to the above defined contribution retirement plans.

(f)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred to as “state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Apart from transactions with related parties, the Group has transactions with other state-controlled entities which include, but are not limited to, the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure of the related amounts.

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries, Sinochem International Group and its subsidiaries, China Arts Huahai Import & Export Corp. Ltd., Heilongjiang United Oil & Chemicals Co., Ltd and Zhuhai Zhenrong Company which are state-controlled entities.

The aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Year ended 31 December
	2014	2013
	RMB’000	RMB’000
Purchases of crude oil	22,763,687	15,134,075

No prepayments for purchases of crude oil made to the above state-controlled energy and chemical companies as at 31 December 2014 (31 December 2013: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Year ended 31 December
	2014	2013
	RMB’000	RMB’000
Interest income	12,955	15,443
Interest expense	303,836	355,935

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 31 December
	2014	2013
	RMB’000	RMB’000
Cash and cash equivalents at state-controlled banks in PRC	274,011	126,147
Short-term loans	3,008,195	6,414,336
Long-term loans	1,020,780	627,800
Current portion of non-current liabilities	—	609,690

Total loans from state-controlled banks in the PRC	4,028,975	7,651,826

(g)	Commitments with related parties

	As at 31 December
	2014	2013
	RMB’000	RMB’000
Construction and installation cost:
- Sinopec Group and its subsidiaries	65,319	48,661

(h)	Investment commitments with related parties

	As at 31 December
	2014	2013
	RMB’000	RMB’000
Capital contribution to Shanghai Secco	111,263	122,804

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

27	Related party transactions (continued)

(h)	Investment commitments with related parties (continued)

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project.

Except for the above disclosed in Note 27(g) and 27(h), the Group and the Company had no other material commitments with related parties as at 31 December 2014, which are contracted, but not included in the financial statements.

28	Dividend

(a)	Annual Dividend

	The Group and the Company
	2014	2013
	RMB’000	RMB’000
Annual dividend proposed after year end (2013: 0.05 per ordinary share)	—	540,000

The Board of Directors did not propose any dividend after 31 December 2014.

An annual dividend of RMB 0.05 per share, amounting to a total dividend of RMB 540,000 thousands, was proposed by the Board of Directors on 27 March 2014.

(b)	Dividends approved within the year

	The Group and the Company
	2014	2013
	RMB’000	RMB’000
Dividends approved within the year: RMB 0.05 (2013: RMB 0.05) per ordinary share	540,000	360,000

In accordance with Hong Kong Companies Ordinance, dividends paid and proposed in 2013 and 2014 have been disclosed in the consolidated income statement.

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

29	Consolidated Cash Flow Statement

Reconciliation of (losses)/profit before taxation to cash used in operation:

	Year ended 31 December
	2014	2013
	RMB’000	RMB’000
(Losses)/ profit before tax	(889,944)	2,444,653

Adjustment items:
Interest income	(64,673)	(90,484)
Share of profit of investments accounted for using the equity method	(57,654)	(130,667)
Gain on disposal of associates	(6,491)	—
Interest expense	374,600	376,696
Foreign exchange loss/(gain)	49,771	(417,610)
Depreciation of property, plant and equipment	1,926,331	2,096,621
Depreciation of investment property	13,450	13,245
Amortisation of lease prepayments and other assets	347,144	442,071
Impairment loss on construction in progress	10,175	—
Loss/(gain) on disposal of property, plant and equipment-net	33,966	(440,715)

Profit on operation before change of working capital	1,736,675	4,293,810
Decrease/(increase) in inventories	3,108,536	(101,162)
Decrease/(increase) in operation receivables	474,898	(691,575)
Increase/(decrease) in operation payables	1,255,221	(185,636)
(Decrease)/increase in balances to related parties-net	(2,525,314)	2,173,989

Cash generated from operating activities	4,050,016	5,489,426

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2014

(Prepared under International Financial Reporting Standards)

30	Capital commitments

	As at 31 December
	2014	2013
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	126,941	182,350
Authorised but not contracted for	1,284,433	784,400

	1,411,374	966,750

31	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2014. As at 31 December 2014, no provision has been made in the financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007 (31 December 2013: nil).

32	Subsequent event

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the adjustment of the list of participants and the number of share options under the initial grant of the share option incentive scheme and the proposal regarding the initial grant under the share option incentive scheme were approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants. Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB 4.20 under vesting conditions. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted.

Report of the PRC Auditors

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Shen Zi (2015) No. 10008

(Page 1 of 2)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “the Company”), which comprise the consolidated and company balance sheets as at 31 December 2014, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the year ended 31 December 2014, and the notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management of the Company is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of the PRC Auditors (continued)

[English Translation for Reference Only]

Auditor’s Report (continued)

PwC ZT Shen Zi (2015) No. 10008

(Page 2 of 2)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company as at 31 December 2014, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

20 March 2015

B.	Financial Statements Prepared under China Accounting Standards for Business Enterprises

Consolidated Balance Sheet

AS AT 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

ASSETS	Note	31 DECEMBER 2014	31 DECEMBER 2013
Current assets
Cash at bank and on hand	4(1)	279,198	133,256
Notes receivable	4(2)	1,372,277	2,984,445
Accounts receivable	4(4),16(1)	1,628,121	1,976,496
Advances to suppliers	4(6)	31,098	5,930
Interest receivable		76	—
Dividends receivable	4(3)	19,372	—
Other receivables	4(5),16(2)	51,771	48,883
Inventories	4(7)	5,930,703	9,039,239
Other current assets	4(8)	197,799	297,779
Total current assets		9,510,415	14,486,028
Non-current assets
Long-term equity investments	4(9),16(3)	3,106,262	3,173,594
Investment properties	4(10)	415,842	429,292
Fixed assets	4(11),16(4)	15,611,926	16,768,602
Construction in progress	4(12)	542,878	456,823
Intangible assets	4(13)	441,140	458,532
Long-term prepaid expenses	4(14)	602,451	458,463
Deferred tax assets	4(15)	915,069	684,599
Total non-current assets		21,635,568	22,429,905
Total assets		31,145,983	36,915,933

Consolidated Balance Sheet (continued)

AS AT 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	31 DECEMBER 2014	31 DECEMBER 2013
Current liabilities
Short-term borrowings	4(17)	4,078,195	6,484,336
Notes payable	4(18)	11,714	12,680
Accounts payable	4(19)	5,924,035	8,851,932
Advance from customers	4(20)	612,573	507,960
Employee benefits payable	4(21)	44,464	41,418
Taxes payable	4(22)	1,276,874	840,682
Interest payable	4(23)	9,037	10,740
Dividends payable	4(24)	19,406	20,918
Other payables	4(25)	508,551	637,098
Current portion of non-current liabilities	4(26)	—	609,690
Total current liabilities		12,484,849	18,017,454
Non-current liabilities
Long-term borrowings	4(28)	1,632,680	627,800
Deferred income	4(27)	186,436	180,000
Total non-current liabilities		1,819,116	807,800
Total liabilities		14,303,965	18,825,254
Shareholders’ equity
Share capital	1,4(29)	10,800,000	10,800,000
Capital surplus	4(30)	493,922	493,922
Specific reserve	4(31)	1,265	5,832
Surplus reserve	4(32)	4,173,831	4,173,831
Undistributed profits	4(33)	1,101,605	2,358,032
Total equity attributable to equity shareholders of the Company		16,570,623	17,831,617
Non-controlling interests	4(34)	271,395	259,062
Total shareholders’ equity		16,842,018	18,090,679
Total liabilities and shareholders’ equity		31,145,983	36,915,933

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Balance Sheet

AS AT 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

ASSETS	Note	31 DECEMBER 2014	31 DECEMBER 2013
Current assets
Cash at bank and on hand	4(1)	186,348	78,448
Notes receivable	4(2)	991,722	2,311,142
Accounts receivable	4(4),16(1)	856,198	1,547,731
Advances to suppliers	4(6)	12,546	1,759
Interest receivable		—	—
Dividends receivable	4(3)	19,372	—
Other receivables	4(5),16(2)	16,468	25,282
Inventories	4(7)	5,465,293	8,634,949
Other current assets	4(8)	85,458	202,326
Total current assets		7,633,405	12,801,637
Non-current assets
Long-term equity investments	4(9),16(3)	4,201,476	4,217,064
Investment properties	4(10)	412,647	425,892
Fixed assets	4(11),16(4)	15,221,418	16,340,739
Construction in progress	4(12)	542,878	456,823
Intangible assets	4(13)	360,510	372,607
Long-term prepaid expenses	4(14)	587,349	442,226
Deferred tax assets	4(15)	905,186	681,293
Total non-current assets		22,231,464	22,936,644
Total assets		29,864,869	35,738,281

Balance Sheet (continued)

AS AT 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	31 DECEMBER 2014	31 DECEMBER 2013
Current liabilities
Short-term borrowings	4(17)	4,507,195	6,522,336
Notes payable	4(18)	—	—
Accounts payable	4(19)	4,736,516	7,853,598
Advance from customers	4(20)	503,124	441,266
Employee benefits payable	4(21)	38,849	36,107
Taxes payable	4(22)	1,239,268	821,586
Interest payable	4(23)	9,486	10,615
Dividends payable	4(24)	19,406	20,918
Other payables	4(25)	606,113	1,045,905
Current portion of non-current liabilities	4(26)	—	609,690
Total current liabilities		11,659,957	17,362,021
Non-current liabilities
Long-term borrowings	4(28)	1,611,900	600,000
Deferred income	4(27)	186,436	180,000
Total non-current liabilities		1,798,336	780,000
Total liabilities		13,458,293	18,142,021
Shareholders’ equity
Share capital	1,4(29)	10,800,000	10,800,000
Capital surplus	4(30)	493,922	493,922
Specific reserve	4(31)	—	—
Surplus reserve	4(32)	4,173,831	4,173,831
Undistributed profits	4(33)	938,823	2,128,507
Total equity attributable to equity shareholders of the Company		16,406,576	17,596,260
Non-controlling interests	4(34)	—	—
Total shareholders’ equity		16,406,576	17,596,260
Total liabilities and shareholders’ equity		29,864,869	35,738,281

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Consolidated Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2014	2013
Revenue	4(35),16(5)	102,182,861	115,539,829
Less: Cost of sales	4(35),16(5)	90,046,890	100,477,000
Taxes and surcharges	4(36)	9,401,283	9,987,148
Selling and distribution expenses	4(37)	544,227	691,020
General and administrative expenses	4(38)	2,666,597	2,732,355
Financial expenses/(income) - net	4(39)	391,625	(189,024)
Asset impairment losses	4(42)	224,039	39,838
Add: Investment income	4(41),16(6)	54,145	120,667
Including: Share of profits of associates and joint ventures		54,145	120,667
Operating (loss)/ profit		(1,037,655)	1,922,159
Add: Non-operating income	4(43)	208,480	543,142
Including: Profit on disposal of non-current assets		13,297	444,672
Less: Non-operating expenses	4(44)	84,974	72,431
Including: Losses on disposal of non-current assets		47,263	27,392
Total (loss)/ profit		(914,149)	2,392,870
Less: Income tax expenses	4(45)	(214,184)	379,151
Net (loss)/ profit		(699,965)	2,013,719
Attributable to shareholders of the Company		(716,427)	2,003,545
Non-controlling interests		16,462	10,174
Other comprehensive income		—	—
Total comprehensive (loss)/income		(699,965)	2,013,719
Attributable to shareholders of the Company		(716,427)	2,003,545
Non-controlling interests		16,462	10,174
(Loss)/earnings per share
Basic (loss)/earnings per share(RMB Yuan)	4(46)	(0.066)	0.186
Diluted (loss)/earnings per share(RMB Yuan)	4(46)	(0.066)	0.186

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items		Note	2014	2013
Revenue		4(35),16(5)	84,940,241	102,072,862
Less:	Cost of sales	4(35),16(5)	73,119,895	87,254,695
	Taxes and surcharges	4(36)	9,394,050	9,981,187
	Selling and distribution expenses	4(37)	400,953	528,178
	General and administrative expenses	4(38)	2,515,543	2,577,519
	Financial expenses/(income) - net	4(39)	364,157	(147,308)
	Asset impairment losses	4(42)	201,946	69,963
Add:	Investment income	4(41),16(6)	62,551	110,557
	Including: Share of profits of associates and joint ventures		37,471	102,477
Operating (loss)/ profit			(993,752)	1,919,185
Add:	Non-operating income	4(43)	205,119	536,226
	Including: Profit on disposal of non-current assets		12,966	444,512
Less:	Non-operating expenses	4(44)	84,944	72,174
	Including: Losses on disposal of non-current assets		47,245	27,354
Total (loss)/ profit			(873,577)	2,383,237
Less:	Income tax expenses	4(45)	(223,893)	371,045
Net (loss)/ profit			(649,684)	2,012,192
Total comprehensive (loss)/income			(649,684)	2,012,192

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2014	2013
Cash flows from operating activities
Cash received from sales of goods or rendering of services		119,205,335	131,676,123
Refund of taxes and surcharges		46,093	48,941
Cash received relating to other operating activities	4(47)	199,231	64,626
Sub-total of cash inflows		119,450,659	131,789,690
Cash paid for goods and services		(100,774,633)	(110,022,988)
Cash paid to and on behalf of employees		(2,624,311)	(2,659,358)
Payments of taxes and surcharges		(11,438,084)	(13,015,360)
Cash paid relating to other operating activities	4(47)	(573,712)	(611,315)
Sub-total of cash outflows		(115,410,740)	(126,309,021)
Net cash flows generated from operating activities	4(48),16(7)	4,039,919	5,480,669
Cash flows from investing activities
Cash received from entrusted lendings		78,000	70,000
Cash received from returns on investments		98,824	64,226
Net cash received from disposal of fixed assets		24,462	599,181
Cash received from disposal of associates		14,822	—
Cash received relating to other investing activities	4(47)	64,597	90,484
Sub-total of cash inflows		280,705	823,891
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(1,089,268)	(1,323,137)
Cash payment of entrusted lendings		(90,000)	(70,000)
Investment in an associate		(11,541)	(60,000)
Sub-total of cash outflows		(1,190,809)	(1,453,137)
Net cash flows used in investing activities		(910,104)	(629,246)

Consolidated Cash Flow Statement (continued)

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2014	2013
Cash flows from financing activities
Cash received from borrowings		51,385,298	55,037,612
Sub-total of cash inflows		51,385,298	55,037,612
Cash repayments of borrowings		(53,444,473)	(59,155,947)
Cash paid for distribution of dividends or profits and interest expenses		(924,797)	(760,656)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		(4,129)	(17,895)
Sub-total of cash outflows		(54,369,270)	(59,916,603)
Net cash flows used in financing activities		(2,983,972)	(4,878,991)
Effect of foreign exchange rate changes on cash and cash equivalents		99	(138)
Net increase/(decrease) in cash and cash equivalents		145,942	(27,706)
Add: Cash and cash equivalents at beginning of the year	4(1)	133,256	160,962
Cash and cash equivalents at end of the year	4(1)	279,198	133,256

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2014	2013
Cash flows from operating activities
Cash received from sales of goods or rendering of services		99,919,432	117,111,575
Refund of taxes and surcharges		492	468
Cash received relating to other operating activities	4(47)	196,202	56,351
Sub-total of cash inflows		100,116,126	117,168,394
Cash paid for goods and services		(81,823,833)	(95,703,518)
Cash paid to and on behalf of employees		(2,449,735)	(2,489,111)
Payments of taxes and surcharges		(11,373,251)	(12,888,500)
Cash paid relating to other operating activities	4(47)	(849,068)	(596,246)
Sub-total of cash outflows		(96,495,887)	(111,677,375)
Net cash flows generated from operating activities	4(48),16(7)	3,620,239	5,491,019
Cash flows from investing activities
Cash received from entrusted lendings		—	—
Cash received from returns on investments		70,307	23,383
Net cash received from disposal of fixed assets		24,041	597,155
Cash received from disposal of associates		—	—
Cash received relating to other investing activities	4(47)	57,981	79,261
Sub-total of cash inflows		152,329	699,799
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(1,077,570)	(1,316,753)
Cash payment of entrusted lendings		—	—
Investment in an associate		(11,541)	(60,000)
Sub-total of cash outflows		(1,089,111)	(1,376,753)
Net cash flows used in investing activities		(936,782)	(676,954)

Cash Flow Statement (continued)

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	2014	2013
Cash flows from financing activities
Cash received from borrowings		51,777,298	55,018,602
Sub-total of cash inflows		51,777,298	55,018,602
Cash repayments of borrowings		(53,438,453)	(59,163,827)
Cash paid for distribution of dividends or profits and interest expenses		(914,404)	(709,526)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		—	—
Sub-total of cash outflows		(54,352,857)	(59,873,353)
Net cash flows used in financing activities		(2,575,559)	(4,854,751)
Effect of foreign exchange rate changes on cash and cash equivalents		2	(14)
Net increase/(decrease) in cash and cash equivalents		107,900	(40,700)
Add: Cash and cash equivalents at beginning of the year	4(1)	78,448	119,148
Cash and cash equivalents at end of the year	4(1)	186,348	78,448

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Consolidated Statement of Changes in Shareholders’ Equity

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

		Attributable to equity shareholders of the Company					Non-	Total
Items	Note	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	controlling interests	shareholders’ equity
Balance at 1 January 2013		7,200,000	2,914,763	8,179	5,151,770	915,707	266,783	16,457,202
Movements for the year ended 31 December 2013
Total comprehensive income
Net profit for the year		—	—	—	—	2,003,545	10,174	2,013,719
Appropriation of profits
Appropriation to surplus reserves	4(32)	—	—	—	201,220	(201,220)	—	—
Distributions to shareholders	4(33)	—	—	—	—	(360,000)	(17,895)	(377,895)
Transfer within shareholders’ equity
Share premium converted into share capital	4(30)	2,420,841	(2,420,841)	—	—	—	—	—
Surplus reserves converted into share capital	4(32)	1,179,159	—	—	(1,179,159)	—	—	—
Specific reserve
Accrued	4(31)	—	—	123,749	—	—	—	123,749
Utilised	4(31)	—	—	(126,096)	—	—	—	(126,096)
Balance at 31 December 2013		10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679
Balance at 1 January 2014		10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679
Movements for the year ended 31 December 2014
Total comprehensive income
Net (loss)/profit for the year		—	—	—	—	(716,427)	16,462	(699,965)
Appropriation of profits
Distributions to shareholders	4(33)	—	—	—	—	(540,000)	(4,129)	(544,129)
Specific reserve
Accrued	4(31)	—	—	167,732	—	—	—	167,732
Utilised	4(31)	—	—	(172,299)	—	—	—	(172,299)
Balance at 31 December 2014		10,800,000	493,922	1,265	4,173,831	1,101,605	271,395	16,842,018

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Statement of Changes in Shareholders’ Equity

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of RMB Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	Share capital	Capital surplus	Specific reserve	Surplus profits	Undistributed reserve	Total shareholders’ equity
Balance at 1 January 2013		7,200,000	2,914,763	—	5,151,770	677,535	15,944,068
Movements for the year ended 31 December 2013
Total comprehensive income
Net profit for the year		—	—	—	—	2,012,192	2,012,192
Appropriation of profits
Appropriation to surplus reserves		—	—	—	201,220	(201,220)	—
Distributions to shareholders		—	—	—	—	(360,000)	(360,000)
Transfer within shareholders’ equity
Share premium converted into share capital		2,420,841	(2,420,841)	—	—	—	—
Surplus reserves converted into share capital		1,179,159	—	—	(1,179,159)	—	—
Specific reserve
Accrued		—	—	118,309	—	—	118,309
Utilised		—	—	(118,309)	—	—	(118,309)
Balance at 31 December 2013		10,800,000	493,922	—	4,173,831	2,128,507	17,596,260
Balance at 1 January 2014		10,800,000	493,922	—	4,173,831	2,128,507	17,596,260
Movements for the year ended 31 December 2014
Total comprehensive income
Net loss for the year		—	—	—	—	(649,684)	(649,684)
Appropriation of profits
Distributions to shareholders		—	—	—	—	(540,000)	(540,000)
Specific reserve
Accrued		—	—	163,333	—	—	163,333
Utilised		—	—	(163,333)	—	—	(163,333)
Balance at 31 December 2014		10,800,000	493,922	—	4,173,831	938,823	16,406,576

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

Notes to the Financial Statements

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. Shanghai Petrochemical Complex was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) in the establishment.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000. Sinopec Corp.

became the largest shareholder of the Company.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp. , offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013(“the circulation date”), aggregating 360,000,000 A shares. From 20 August 2013, all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of the Company’s total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong Tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 20 March 2015. As at 31 December 2014, total shares of the Company were 10,800,000 thousands.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information (continued)

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres,

resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5. A subsidiary, Shanghai Jinshan Trading Corporation, was established during the year and consolidated by the Group accordingly (Note 5(2)). Another subsidiary, Chen Shan Oil Depot Management Corporation, was closed during the year and not consolidated by the Group anymore (Note 5(1)).

These financial statements were authorised for issue by the Board of Directors on 20 March 2015.

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision method for receivables(Notes2(10)), provision for decline in the value of inventories(Note2 (11)), depreciation of fixed assets(Note2(14)), impairment of long-term assets (Note2(19)), revenue recognition (Note2(24)) and income tax(Note2(26)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2(31).

(1)	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises—Basic

Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on

15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 31 December 2014 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 31 December 2014 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

(4)	Recording currency

The recording currency is Renminbi (RMB).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments

(a)	Financial Assets

(i)	Financial assets classification

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

Gains or losses arising from change in fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current year.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, the Group shall determine the amount of impairment loss.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iii)	Impairment of financial assets (continued)

A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognized if the fair value of investments in equity instruments is less than 50%(50% inclusive) of its initial investment cost or in the case that the fair value has been less than the initial investment cost for more than one year (one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the previously recognised impairment loss is reversed and recognized in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

If an impairment loss on an available-for-sale financial asset measured at cost incurs, the amount of loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. The previously recognised impairment loss will not be reversed in subsequent periods.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iv)	Derecognition of financial assets

A financial asset is derecognised when it meets one of the following conditions:

•	If the Group’s contractual rights to the cash flows from the financial asset expire.

•	Or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•	Or if the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but the Group has ceased the control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the aggregate consideration received and the accumulative amount of the changes of fair value originally recorded in the shareholders’ equity is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group mainly comprise of other financial liabilities, including payables and borrowings.

Payables include accounts payable, notes payable and other payables, etc, which are initially recorded at fair value and measured subsequently at amortised cost using the effective interest method subsequently.

Borrowings and notes payable are recorded initially at fair value, net of transaction costs incurred, and subsequently carried at amortised cost using the effective interest method.

Other financial liabilities with maturities no more than one year (including one year) are classified as current liabilities. Other financial liabilities with maturity over one year but are due within one year (including one year) at balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability shall be derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the derecognised portion of the financial liability and the consideration paid shall be recognised in profit or loss.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information. Valuation techniques mainly include market approach and income approach.

When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

(10)	Receivables

Receivables comprise accounts receivable and other receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables that are individually significant and subject to separate provision

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for bad debts of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB 10,000 thousands.

Provision for bad debts for receivables that are individually significant and assessed individually is made at the difference between its carrying amount and the present value of its estimated future cash flows.

(b)	Receivables that are combined into certain groups and subject to provision by groups

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables (continued)

(b)	Receivables that are combined into certain groups and subject to provision by groups (continued)

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics

Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision,

Method for provision by groups are summarised as followed:

Group Name	Method for provision
Group 1	Ageing analysis method

Group 2	Percentage of bad debt provision is 0%

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of	Provisions as a percentage of
	accounts receivable	other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

If there exists objective evidence that the Group will not be able to collect the amount under the original terms.

The impairment loss and the provision for bad debts are determined based on the amount of the present value of the future cash flows expected to be derived from the asset below the carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments (continued)

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments (continued)

(c)	Definition of control, joint control or significant influence over the investees (continued)

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(19)).

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

		Estimated net	Annual depreciation
	Estimated useful lives	residual values	rates
Buildings	30-40 years	3%	2.43%-3.23%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Investment properties (continued)

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(14)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles and other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets (continued)

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)	When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets (continued)

(d)	Research and development (continued)

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No. 16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(21)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Employee benefits (continued)

(b)	Post-employment benefits (continued)

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

(22)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(24)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place and confirmed receipt by customers according to the terms of contract.

(b)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(24)	Revenue recognition (continued)

(c)	Transfer of asset use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund and financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately.

A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

(28)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties (continued)

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(29)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Changes in significant accounting policies

In 2014, the Ministry of Finance of the PRC issued CAS 39 “Fair Value Measurement”, CAS 40 “Joint arrangement”, CAS 41 “Disclosure of Interests in Other Entities”, and CAS 2 “Long-Term Equity Investments”(revised), CAS 9 “Employee Benefits” (revised), CAS 30 “Presentation of Financial Statements” (revised), CAS 33 “Consolidated Financial Statements” (revised) and CAS 37 “Presentation of Financial Instrument” (revised) should be applied from

1 July 2014 other than CAS 37 “Presentation of Financial Instrument” (revised) being required to be implemented for financial statements of annual 2014 and ever since.

The Group has adopted the above new standards to prepare the financial statements for the year ended 31 December 2014. The above new standards have no impact on the Group except for CAS 30 “Presentation of Financial Statements” (revised) and CAS 41 “Disclosure of Interests in Other Entities”, and the major impacts are as follows:

Details and reasons for changes of accounting policies	Financial statement items affected

Several items on the face of the financial statements have	Refer to the table below
been revised or added and the comparative financial information has been adjusted accordingly in compliance with the above prescribed standards.

Disclosure in relation to the interests of the Group in other entities has been prepared under the Accounting Standard for Business Enterprises No. 41 - Disclosure of Interests in Other Entities. The financial information of the comparative period has been adjusted accordingly.	Refer to Note 6

As at 31 December 2013, the influenced financial item and the related amount of the first item mentioned above is as follows:

	Before adjustment	After adjustment
Deferred income	—	180,000
Other non-current liabilities	180,000	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Impairment for bad debts

Management estimates impairment losses for bad debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If a change in the estimated recoverable amount, impairment losses would be adjusted.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(iv)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(v)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2014, the Group would need to generate future taxable income of at least RMB 3,660 million, of which RMB 2,371 million is required to be generated by 2017, prior to the expiration of the unused tax losses generated in 2012. In addition, further taxable income of RMB 833 million is required to be generated by the Company by 2019, prior to the expiration of the unused tax losses generated in 2014. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value added tax (“VAT”) (a)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	6%, 11%,13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB
		1,388~1,943 per ton;
		Diesel oil: RMB
		940.8~1,294 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)	Pursuant to the Circular on the Pilot Plan for Levying VAT in Place of Business Tax (Caishui No.110, 2011) and the Circular on the Pilot Practice of Levying VAT in Place of Business Tax for the Transportation Industry and Some Modern Service Industries in Shanghai (Caishui No.111, 2011) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from transportation industry, modern service industries tangible asset’s rental income, port service and warehousing service are subject to VAT since 1 January 2012, the applicable tax rate of tangible assets’ rental income is 17%, revenue from transportation industry is 11%, modern service, port service and warehousing service income is 6%.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	31 December 2014	31 December 2013
Cash on hand	14	23
Cash at bank	277,056	131,377
Other monetary funds	2,128	1,856
	279,198	133,256

(2)	Notes receivable

	31 December 2014	31 December 2013
Trade acceptance notes	7,065	6,911
Bank acceptance notes	1,365,212	2,977,534
	1,372,277	2,984,445

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were pledged or transferred to accounts receivable due to non-performance of the issuers in 2014.

(a)	As at 31 December 2014, the Group pledged bank acceptance notes with amount of RMB 80,669 thousands to issue letters of credit (31 December 2013: Nil).

(b)	As at 31 December 2014, unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	1,204,577	—

(3)	Dividends receivable

	31 December 2014	31 December 2013
BOC-SPC Gases Company Limited	19,372	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable

	31 December 2014	31 December 2013
Amounts due from related parties (Note 8(6))	997,238	1,828,689
Amounts due from third parties	630,931	147,855
	1,628,169	1,976,544
Less: provision for bad debts	(48)	(48)
	1,628,121	1,976,496

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2014	31 December 2013
Within one year	1,628,093	1,976,476
Over one year but within two years	36	27
Over two years but within three years	8	6
Over three years	32	35
	1,628,169	1,976,544
Less: provision for bad debts	(48)	(48)
	1,628,121	1,976,496

(b)	Accounts receivable by categories are analysed as follows:

	31 December 2014				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
		Percentage		Percentage		Percentage		Percentage
	Amount	(%)	Amount	(%)	Amount	(%)	Amount	(%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	630,931	38.75	48	0.01	147,855	7.48	48	0.03
-group 2	997,238	61.25	—	—	1,828,689	92.52	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	1,628,169	100.00	48	—	1,976,544	100.00	48	—

Classification of accounts receivable, refer to Note2(10(b)).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(c)	Subject to provision by group 1 are as follows:

	31 December 2014			31 December 2013
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
			Percentage			Percentage
	Amount	Amount	(%)	Amount	Amount	(%)
Within one year	630,855	—	—	147,787	—	—
Over one year but within two years	36	11	30.00	27	9	30.00
Over two years but within three years	8	5	60.00	6	4	60.00
Over three years	32	32	100.00	35	35	100.00
	630,931	48	—	147,855	48	—

There are no collateral over the above accounts receivable with provision for bad debts.

(d)	In 2014, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2014, the Group had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	The Group had no material accounts receivable that are written off during the year.

(g)	As at 31 December 2014, the top five accounts receivable are summarized as follows:

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total amount of the top five accounts receivable	1,154,922	—	70.93%

(h)	Accounts receivable derecognized due to the transfer of financial assets this year amounted to RMB 352,753 thousands (2013: RMB 686,774 thousands), the relating amount recorded in financial expenses was RMB 2, 372 thousands (2013: RMB 4,087 thousands).

(i)	As at 31 December 2014, the Group pledged accounts receivable with amount of RMB 76,711 thousands to issue letters of credit (31 December 2013: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables

	31 December 2014	31 December 2013
Amounts due from related parties(Note8(6))	2,800	6,896
Amounts due from third parties	50,179	42,931
	52,979	49,827
Less: provision for bad debts	(1,208)	(944)
	51,771	48,883

(a)	The ageing of other receivables is analysed as follows:

	31 December 2014	31 December 2013
Within one year	51,703	48,519
Over one year but within two years	—	169
Over two years but within three years	168	612
Over three years	1,108	527
	52,979	49,827
Less: provision for bad debts	(1,208)	(944)
	51,771	48,883

(b)	Other receivables by categories are analysed as follows

	31 December 2014				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
		Percentage		Percentage		Percentage		Percentage
	Amount	(%)	Amount	(%)	Amount	(%)	Amount	(%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	50,179	94.71	1,208	2.41	42,931	86.16	944	2.20
-group 2	2,800	5.29	—	—	6,896	13.84	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	52,979	100.00	1,208	—	49,827	100.00	944	—

Classification of other receivable, refer to Note2(10(b)).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivable (continued)

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows

	31 December 2014			31 December 2013
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
			Percentage			Percentage
	Amount	Amount	(%)	Amount	Amount	(%)
Within one year	48,903	—	—	41,623	—	—
Over one year but within two years	—	—	30.00	169	50	30.00
Over two years but within three years	168	100	60.00	612	367	60.00
Over three years	1,108	1,108	100.00	527	527	100.00
	50,179	1,208	—	42,931	944	—

(d)	In 2014, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for other receivables that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2014, the Group had no material other receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	The Group had no material other receivable that are written off during the year.

(g)	As at 31 December 2014, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivable (%)	Provision for bad debts
Jinshan Customs	Export tax refund	24,875	Within one year	46.95%	—
Shanghai Jinshan petrochemical logistics
Company Limited	Deposit	5,872	Within one year	11.08%	—
BOC-SPC Gases Company Limited	Business transaction	1,746	Within one year	3.30%	—
Shanghai Yali Industrial Development Co., Ltd.	Deposit	1,551	Within one year	2.93%	—
Shanghai Haiwan Petrochemical Co., Ltd.	Deposit	909	Within one year	1.72%	—
		34,953		65.98%	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(6)	Advances to suppliers

	31 December 2014	31 December 2013
Amounts advance to related parties (Note 8(6))	28,447	1
Amounts advance to third parties	2,651	5,929
	31,098	5,930

(a)	The ageing of advances to suppliers is analysed as follows:

	31 December 2014		31 December 2013
	Amount	% of total balance	Amount	% of total balance
Within one year	31,098	100%	5,930	100%

As at 31 December 2014 and 31 December 2013, all advances to suppliers were aged within one year.

(b)	As at 31 December 2014, the total amount of the top five advances to suppliers are summarized as follows:

	Amount	Percentage of total advances to suppliers (%)
Total amount of the top five advances to suppliers	29,591	95.16%

(7)	Inventories

(a)	Inventories by categories are as follows:

	31 December 2014			31 December 2013
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	3,385,898	50,625	3,335,273	5,730,660	1,117	5,729,543
Work in progress	1,541,624	87,714	1,453,910	1,790,706	8,365	1,782,341
Finished goods	902,807	80,166	822,641	1,199,971	38,045	1,161,926
Spare parts and consumables	395,145	76,266	318,879	419,003	53,574	365,429
	6,225,474	294,771	5,930,703	9,140,340	101,101	9,039,239

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(7)	Inventories (continued)

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2013	Increases	Decreases		31 December 2014
			Reversal	Sold/ write-off
Raw materials	1,117	49,791	283	—	50,625
Work in progress	8,365	81,013	—	1,664	87,714
Finished goods	38,045	55,937	555	13,261	80,166
Spare parts and consumables	53,574	27,697	—	5,005	76,266
	101,101	214,438	838	19,930	294,771

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.	Increase in market price

Work in progress	Same as above	Sold in current year

Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale and related taxes.	Disposal in current year

Finished goods	Same as above	Increase in market price/sold in current year

(8)	Other current assets

	31 December 2014	31 December 2013
Catalyst - the current part (Note 4(14))	85,458	69,951
Entrusted lendings due within one year	82,000	70,000
VAT deductible	30,341	157,828
	197,799	297,779

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments

	31 December 2014	31 December 2013
Joint Ventures (a)	216,128	266,024
Associates (b)	2,890,134	2,907,570
	3,106,262	3,173,594
Less: provision for impairment of long-term equity investment	—	—
	3,106,262	3,173,594

There are no significant restrictions over the realization of the Group’s long-term equity investment.

(a)	Joint Ventures

	31 December 2013	Current year movement				31 December 2014	Impairment provision
		Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision
Joint ventures of the Company
BOC-SPC Gases Company Limited [BOC](i)	148,040	(110,697)	15,778	(53,121)	—	—	—
Joint ventures of subsidiaries
Shanghai Jinpu Plastic Packing Materials Company Limited [Jinpu]	65,465	—	(13,377)	—	—	52,088	—
Shanghai Petrochemical Yangu Gas Development Company Limited [Yangu Gas]	52,519	—	698	(1,000)	—	52,217	—
BOC-SPC Gases Company Limited [BOC]	—	110,697	1,126	—	—	111,823	—
	266,024	—	4,225	(54,121)	—	216,128	—

(i)	As at 29 October 2014, the Company transferred all its 50% equity interest in BOC to a subsidiary of the Company, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), with the transfer price of RMB 135,219 thousands.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments (continued)

(b)	Associates

	31 December 2013	Current year movement				31 December 2014	Impairment provision
		Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision
Associates of the Company
Shanghai Secco Petrochemical Company Limited [Shanghai Secco]	1,554,055	11,541	(67,890)	—	—	1,497,706	—
Shanghai Chemical Industry Park Development Company Limited [Chemical Industry]	1,159,681	—	65,061	(11,478)		1,213,264	—
Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited [Jinsen]	82,334	—	4,971	(4,847)	—	82,458	—
Shanghai Azbil Automation Company Limited [Azbil]	48,662	—	12,061	(12,000)	—	48,723	—
Others	62,838	(8,331)	29,226	(35,750)	—	47,983	—
	2,907,570	3,210	43,429	(64,075)	—	2,890,134	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(10)	Investment properties

Buildings
Cost
31 December 2013 and 31 December 2014	552,534
Accumulated depreciation
31 December 2013	(123,242)
Depreciation charged in current year	(13,450)
31 December 2014	(136,692)
Carrying amount
31 December 2014	415,842
31 December 2013	429,292

In 2014, depreciation charges amounted to RMB 13,450 thousands (2013: RMB 13,245 thousands), without impairment provided (2013: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2013	3,729,414	40,497,296	1,936,944	46,163,654
Reclassification in current year	21,919	(27,093)	5,174	—
Increase in current year	700	103,500	16,349	120,549
Transfer from construction in progress (Note4(12))	36,240	668,152	31,914	736,306
Decrease in current year	(28,749)	(478,159)	(58,590)	(565,498)
31 December 2014	3,759,524	40,763,696	1,931,791	46,455,011
Accumulated depreciation
31 December 2013	2,028,690	24,884,952	1,500,487	28,414,129
Reclassification in current year	2,651	934	(3,585)	—
Current year charges	94,648	1,793,346	67,109	1,955,103
Decrease in current year	(16,449)	(379,471)	(56,746)	(452,666)
31 December 2014	2,109,540	26,299,761	1,507,265	29,916,566
Provision for impairment
31 December 2013	279,099	647,656	54,168	980,923
Reclassification in current year	—	—	—	—
Current year charges	—	—	—	—
Decrease in current year	—	(54,308)	(96)	(54,404)
31 December 2014	279,099	593,348	54,072	926,519
Carrying amount
31 December 2014	1,370,885	13,870,587	370,454	15,611,926
31 December 2013	1,421,625	14,964,688	382,289	16,768,602

In 2014, the depreciation expenses amounted to RMB 1,955,103 thousands (2013: RMB 2,127,316 thousands). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 1,863,267 thousands, RMB 75 thousands, and RMB 91,761 thousands, respectively (2013: RMB 2,055,702 thousands, RMB 143 thousands, and RMB 71,471 thousands, respectively).

The amount of fixed assets transferred from construction in progress was RMB 736,306 thousands (2013: RMB 1,334,736 thousands).

As at 31 December 2014 and 31 December 2013, the Group had no pledged fixed assets.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress

	31 December 2014			31 December 2013
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	553,053	(10,175)	542,878	456,823	—	456,823

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2013	Increase in current year	Transferred to fixed assets in current year (Note4(11))	Provision for impairment in current year	31 December 2014	Percentage of actual cost to budget (%)	Project progress	Source of funds
100,000 tons / year EVA production plant	1,131,520	—	42,723	—	—	42,723	3.78%	3.78%	Equity funds and borrowings
1 # ~ 6 # boiler desulphurization project of Thermoelectricity Department	164,050	—	10,751	—	—	10,751	6.55%	6.55%	Equity funds
Upgrading sewage effluent project of Sinopec Shanghai Petrochemical	134,300	—	55,050	—	—	55,050	40.99%	40.99%	Equity funds and borrowings
Chemical Terminal 4 # 5 # berth expansion	81,590	—	59,885	—	—	59,885	73.40%	73.40%	Equity funds and borrowings
Asphalt storage and blending system improvement project of Sinopec Shanghai Petrochemical	23,000	4,787	4,086	—	—	8,873	38.58%	38.58%	Equity funds
Environmental transformation about wet oxidation plant exhaust gas treatment system of Environmental Water Department	19,550	—	14,984	—	—	14,984	76.64%	76.64%	Equity funds
2 oxidation combined unit exhaust system risk management	17,160	—	9,841	—	—	9,841	57.35%	57.35%	Equity funds
Unit 2 # boiler fuel optimization and denitration transformation of Thermoelectricity Department	14,000	—	11,064	—	—	11,064	79.03%	79.03%	Equity funds
Three top gas desulfurization of atmospheric and vacuum distillation unit of Refining Department	8,980	6,912	2,068	(8,980)	—	—	100.00%	100.00%	Equity funds
Renovation of 2 # and 4 # high temperature furnace economizer of Thermoelectricity Department	8,804	8,804	—	(8,804)	—	—	100.00%	100.00%	Equity funds
On-line cleaning of the gas cooler reactor of Acrylonitrile unit	7,363	6,362	1,001	(7,363)	—	—	100.00%	100.00%	Equity funds
Renovation of air compression station and air compressor of western Polyester Department	6,661	6,466	195	(6,661)	—	—	100.00%	100.00%	Equity funds
Other Business Unit Minor Project	—	423,492	620,888	(704,498)	(10,175)	329,707
		456,823	832,536	(736,306)	(10,175)	542,878

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

In 2014, the Group has capitalised borrowing costs amounted to RMB 1,208 thousands (2013: Nil) on qualifying assets.

In 2014, the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB 10,175 thousands (2013: Nil).

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
31 December 2013	708,752	95,370	804,122
Increase in current year	220	—	220
31 December 2014	708,972	95,370	804,342
Accumulated amortization
31 December 2013	285,397	60,193	345,590
Charge in current year	14,690	2,922	17,612
31 December 2014	300,087	63,115	363,202
Carrying amount
31 December 2014	408,885	32,255	441,140
31 December 2013	423,355	35,177	458,532

In 2014, amortization expenses of intangible assets amounted to RMB 17,612 thousands (2013: RMB 18,266 thousands).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(14)	Long-term prepaid expenses

	31 December 2013	Increase in current year	Amortisation in current year	Other decrease in current year (Note4(8))	31 December 2014	Reason for other decrease
Catalysts	440,433	558,536	(327,340)	(85,458)	586,171	Reclassification to other current assets
Leaseholding improvements	16,327	—	(1,724)	—	14,603
Others	1,703	442	(468)	—	1,677
	458,463	558,978	(329,532)	(85,458)	602,451

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	31 December 2014		31 December 2013
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory provision	199,384	49,846	54,494	13,624
Provision for impairment of fixed assets and depreciation difference	204,698	51,174	297,089	74,272
Provision for impairment of construction in progress	10,175	2,544	—	—
Investment with fixed assets and sales of fixed assets to a joint ventures	22,770	5,693	26,273	6,568
Employee benefits payable	38,849	9,712	36,107	9,027
Other deferred tax assets	16,524	4,131	335	83
Deductible tax losses	3,214,237	803,559	2,382,015	595,504
	3,706,637	926,659	2,796,313	699,078
Including:
To be recovered within 12 months		449,980		22,734
To be recovered over 12 months		476,679		676,344
		926,659		699,078

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	31 December 2014		31 December 2013
	Taxable temporary differences	Deferred Tax liabilities	Taxable temporary differences	Deferred Tax liabilities
Capitalized borrowing costs	(46,358)	(11,590)	(57,916)	(14,479)
Including:
To be recovered within 12 months		(2,889)		(2,889)
To be recovered over 12 months		(8,701)		(11,590)
		(11,590)		(14,479)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	31 December 2014	31 December 2013
Deductible temporary differences	530,061	481,015
Deductible losses	353,952	402,138
	884,013	883,153

As accounting policies stated in Note 2(26), as it is not probable that future taxable income against which the losses can be utilised will be available in a subsidiary of the Company, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”) and Shanghai Golden Conti Petrochemical Company Limited (“Jindi”). The Group has not recognised deferred tax assets in respect of Jinyong’s impairment loss on fixed assets of RMB 432,579 thousands (31 December 2013: RMB 432,579 thousands), provision for decline in value of inventories of RMB 46,190 thousands (31 December 2013: RMB 46,190 thousands), and Jindi’s provision for decline in value of inventories of RMB 48,750 thousands (31 December 2013: Nil).

As accounting policies stated in Note 2(26), the Group has not recognised deferred tax assets in respect of Jinyong’s accumulated losses of RMB 187,599 thousands (31 December 2013: RMB 261,381 thousands), Toufa’s accumulated losses of RMB 88,034 thousands (31 December 2013: RMB 90,179 thousands), Jindi’s accumulated losses of RMB 47,061 thousands (31 December 2013: RMB 25,452 thousands) and Jinshan Hotel’s accumulated losses of RMB 31,258 thousands (31 December 2013:RMB 25,126 thousands). As it is not probable that future taxable profit against which the losses can be utilised will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2015 to 2019.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	31 December 2014	31 December 2013
2014	—	116,764
2015	71,759	73,904
2016	79,526	79,526
2017	68,211	68,211
2018	63,733	63,733
2019	70,723	—
	353,952	402,138

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	31 December 2014		31 December 2013
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(11,590)	915,069	(14,479)	684,599
Deferred tax liabilities	11,590	—	14,479	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(16)	Provision for assets impairment

	31	Increase in	Decrease in current year		31
	December	current		Sold/ write-off	December
	2013	year	Reversal		2014
Bad-debt provision	992	305	(41)	—	1,256
Including: Accounts receivable bad debts (Note4(4))	48	11	(11)	—	48
Other receivable bad debts (Note4(5))	944	294	(30)	—	1,208
Provision for declines in value of inventories (Note4(7))	101,101	214,438	(838)	(19,930)	294,771
Impairment provision for fixed assets (Note4(11))	980,923	—	—	(54,404)	926,519
Impairment provision for construction in progress (Note4(12))	—	10,175	—	—	10,175
	1,083,016	224,918	(879)	(74,334)	1,232,721

(17)	Short-term borrowings

	Currency	31 December 2014	31 December 2013
Unsecured
- bank borrowings	RMB	965,638	2,087,000
	USD	1,617,578	4,327,336
	EUR	424,979	—
- borrowings from related party (Note8(6))	RMB	1,070,000	70,000
		4,078,195	6,484,336

As at 31 December 2014, the weighted average interest rate of short-term borrowings ranged from 1.16% to 6.00% per annum (31 December 2013: from 1.68% to 6.00% per annum).

As at 31 December 2014 and 31 December 2013, there are no short-term borrowings which are due but have not been repaid.

(18)	Notes payable

	31 December 2014	31 December 2013
Bank acceptance notes	11,714	12,680

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(19)	Accounts payable

	31 December 2014	31 December 2013
Related parties (Note 8(6))	3,003,576	6,613,523
Third parties	2,920,459	2,238,409
	5,924,035	8,851,932

As at 31 December 2014 and 31 December 2013, there are no individually significant accounts payable aged over one year.

(20)	Advance from customers

	31 December 2014	31 December 2013
Related parties (Note 8(6))	21,514	6,416
Third parties	591,059	501,544
	612,573	507,960

Advances from customers are mainly advances on sales.

As at 31 December 2014 and 31 December 2013, there are no advances from customers that are individually significant aged over one year.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable

	31 December 2014	31 December 2013
Short-term employee benefits payable	20,255	18,222
Defined contribution plans payable	24,209	23,196
	44,464	41,418

(a)	Short-term employee benefits payable

	31 December 2013	Increase in current year	Decrease in current year	31 December 2014
Wages and salaries, bonuses, allowances and subsidies	—	1,440,588	(1,440,588)	—
Staff welfare	—	286,186	(286,186)	—
Social insurances	12,280	171,545	(171,271)	12,554
Including: Medical insurance	10,730	145,794	(145,587)	10,937
Work injury insurance	516	6,708	(6,686)	538
Maternity insurance	1,034	13,198	(13,153)	1,079
Supplementary medical insurance	—	5,845	(5,845)	—
Housing funds	—	155,263	(155,263)	—
Compensation for lay-off	—	4,684	(4,684)	—
Others	5,942	198,974	(197,215)	7,701
	18,222	2,257,240	(2,255,207)	20,255

In accordance with the Group voluntary employee reduction plan, employee reduction expenses amounted to RMB 4,684 thousands in 2014 (2013: RMB 2,463 thousands).

(b)	Defined contribution plans payable

	31 December 2013	Increase in current year	Decrease in current year	31 December 2014
Basic pensions	21,652	277,167	(276,221)	22,598
Unemployment insurance	1,544	19,952	(19,885)	1,611
Supplemental basic pensions	—	72,998	(72,998)	—
	23,196	370,117	(369,104)	24,209

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

(b)	Defined contribution plans payable (continued)

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. In 2014, the Group’s contribution to the above two plans amounted to RMB 277,167 thousands and RMB 72,998 thousands respectively (2013: RMB 277,253 thousands and RMB 69,735 thousands, respectively).

(22)	Taxes payable

	31 December 2014	31 December 2013
Consumption tax payable	900,665	691,449
Value added tax payable	161,333	1,669
City maintenance and construction tax payable	74,381	39,174
Educational surcharge payable	53,131	28,046
Land use tax payable	21,766	22,687
Housing property tax payable	17,999	16,082
Enterprise income tax payable	9,962	3,773
Individual income tax payable	7,558	5,900
Business tax payable	844	1,300
Land value added tax payable	—	14,941
Others	29,235	15,661
	1,276,874	840,682

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(23)	Interest payable

	31 December 2014	31 December 2013
Interest payable for short-term borrowings	7,316	7,379
Interest payable for long-term borrowings with interest paid in installments	1,283	1,056
- RMB	438	2,305
- USD	9,037	10,740

(24)	Dividends payable

	31 December 2014	31 December 2013
A share dividends	19,406	20,918

(25)	Other payables

	31 December 2014	31 December 2013
Related parties (Note 8(6))	15,787	39,620
Third parties	492,764	597,478
	508,551	637,098

(a)	As at 31 December 2014, there are no other payables that are individually significant aged over 1 year besides unpaid project guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	31 December 2014	31 December 2013
Equipment project	223,061	342,754
Guaranty deposit	47,799	45,354
Payable to related parties (Note8(6))	15,787	39,620
Sales discount	31,533	38,774
Accrued expenses	37,917	36,748
Deposits	11,534	10,438
Social insurance withholding	10,421	10,183
Others	130,499	113,227
	508,551	637,098

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(26)	Current portion of non-current liabilities

	Currency	31 December 2014	31 December 2013
Current portion of long-term Borrowings
- Unsecured	USD	—	609,690

(27)	Deferred income

	31 December 2013	Increase in current year	Decrease in current year	31 December 2014
Government grants	180,000	35,000	(28,564)	186,436

Government grants project	31 December 2013	Increase in current year	Recognized in non-operating income in current year	31 December 2014	related to assets / related to income
Investment subsidies for Chemical Industry	180,000	—	(10,000)	170,000	related to assets
1# ethylene equipment demolition project	—	35,000	(18,564)	16,436	related to income
	180,000	35,000	(28,564)	186,436

(28)	Long-term borrowings

	Currency	31 December 2014	31 December 2013
Unsecured	RMB	1,020,780	627,800
- Bank borrowings	USD	611,900	—
		1,632,680	627,800

As at 31 December 2014, the weighted average interest rate of long-term borrowings ranged from 1.84% to 6.40% per annum (31 December 2013: from 1.44% to 6.40% per annum).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Share capital

		Increase or decrease in current year
	31 December 2013	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2014
Restricted Shares -
Domestic legal persons shares	5,685,000	—	—	—	(765,000)	(765,000)	4,920,000
Non-restricted Shares -
RMB ordinary A shares listed in PRC	1,620,000	—	—	—	765,000	765,000	2,385,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000
	10,800,000	—	—	—	—	—	10,800,000

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB 4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York, Shanghai and Shenzhen to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB 1 each at an issuing price of RMB 2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Share capital (continued)

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994, 15 September 1996 and 20 March 1997 accordingly.

Pursuant to the “Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited” issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of “Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)” (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Notes to the Consolidated Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Share capital (continued)

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong Tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued. As at 31 December 2014, total shares of the Company were 10,800,000 thousands.

Since the implementation of share segregation reform resolution on 20 August 2013, the Company’s non-circulating A shares had been granted circulating rights. As part of the restricted conditions, 540,000,000 A shares (equivalent to five percent of the total number of Sinopec Shanghai Petrochemical Company’s shares) held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had achieved circulation as at 31 December 2014.

		Increase or decrease in current year
	31 December 2012	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2013
Non-circulation Shares -
Domestic legal persons shares	4,150,000	—	(360,000)	1,895,000	(5,685,000)	(4,150,000)	—
Restricted Shares -
Domestic legal persons shares	—	—	—	—	5,685,000	5,685,000	5,685,000
Non-restricted Shares -
RMB ordinary A shares listed in PRC	720,000	—	360,000	540,000	—	900,000	1,620,000
Foreign investment H shared listed overseas	2,330,000	—	—	1,165,000	—	1,165,000	3,495,000
	7,200,000	—	—	3,600,000	—	3,600,000	10,800,000

Notes to the Consolidated Financial Statement (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(30)	Capital surplus

	31 December 2013	Increase in current year	Decrease in current year	31 December 2014
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067
	493,922	—	—	493,922

	31 December 2012	Increase in current year	Decrease in current year (note 4(29))	31 December 2013
Share premium	2,420,841	—	(2,420,841)	—
Government grants	412,370	—	—	412,370
Refund of harbour construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067
	2,914,763	—	(2,420,841)	493,922

(31)	Specific reserve

	31 December 2013	Accrued during the year	Utilised during the year	31 December 2014
Safety production costs	5,832	167,732	(172,299)	1,265

	31 December 2012	Accrued during the year	Utilised during the year	31 December 2013
Safety production costs	8,179	123,749	(126,096)	5,832

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2 (20)).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(32)	Surplus reserve

	31 December	Increase in	Decrease in	31 December
	2013	current year	current year	2014
Statutory surplus reserve	4,072,476	—	—	4,072,476
Discretionary surplus reserve	101,355	—	—	101,355
	4,173,831	—	—	4,173,831

	31 December 2012	Increase in current year	Decrease in current year (note 4(29))	31 December 2013
Statutory surplus reserve	3,871,256	201,220	—	4,072,476
Discretionary surplus reserve	1,280,514	—	(1,179,159)	101,355
	5,151,770	201,220	(1,179,159)	4,173,831

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No statutory surplus reserve was provided in current year (2013: RMB 201,220 thousands ).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (2013: Nil).

(33)	Undistributed profits

	2014	2013
Undistributed profits at the beginning of the year	2,358,032	915,707
Add: Net (loss)/profit attributable to equity shareholders of the Company	(716,427)	2,003,545
Less: Appropriation to statutory reserve (Note4(32))	—	(201,220)
Less: Ordinary shares dividend payable	(540,000)	(360,000)
Undistributed profits at the end of the year	1,101,605	2,358,032

As at 31 December 2014, surplus reserves of the Company’s subsidiaries amounting to RMB 154,650 thousands is included in undistributed profits (as at 31 December 2013: RMB 139,663 thousands). Surplus reserve attributable to the Company which is made by the subsidiaries during the year is RMB 14,987 thousands (2013: RMB 10,872 thousands).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(33)	Undistributed profits (continued)

The proposal of cash dividends distribution of RMB 0.5(tax included) for every ten shares for 2013 (totaling RMB 540,000 thousands) was approved at the Board of Directors held on 18 June 2014 (2013: RMB 360,000 thousands).

The Company has not declared dividends after the balance sheet date.

(34)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	31 December 2014	31 December 2013
Shanghai Golden Phillips Petrochemical Company Limited [Jinfei]	179,471	172,875
China Jinshan Associated Trading Corporation	60,367	56,272
Shanghai Jinchang Engineering Plastics Company Limited [Jinchang]	31,557	29,915
	271,395	259,062

(35)	Revenue and cost of sales

	2014
	Revenue	Cost of sales
Main operations	101,674,687	89,691,905
Other operations	508,174	354,985
	102,182,861	90,046,890

	2013
	Revenue	Cost of sales
Main operations	114,963,153	100,144,795
Other operations	576,676	332,205
	115,539,829	100,477,000

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(35)	Revenue and cost of sales (continued)

(a)	Main operations revenue and main operations cost

Analysis by product is as follows:

	2014		2013
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	2,935,540	3,131,196	3,264,518	3,496,104
Resins and plastics	12,654,400	11,992,851	14,440,279	14,220,894
Intermediate petrochemicals	12,579,993	11,094,167	18,682,958	15,967,952
Petroleum products	58,243,904	48,604,614	66,920,837	55,161,875
Trading of petrochemical products	14,792,432	14,585,761	11,159,112	10,970,379
All others	468,418	283,316	495,449	327,591
	101,674,687	89,691,905	114,963,153	100,144,795

(36)	Taxes and surcharges

	2014	2013	Tax base and rate
Consumption tax	8,121,778	8,604,667	According to relevant PRC tax regulations, since 1 January 2009, the Group is required to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3 (1))
City maintenance and construction tax	740,615	800,866	1% or 7% of actual payments of consumption, business tax and VAT during the year
Educational surcharge and others	530,327	573,231	5% of actual payments of consumption, business tax and VAT during the year
Business tax	8,563	8,384	5% of taxable turnover amount
	9,401,283	9,987,148

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(37)	Selling and distribution expenses

	2014	2013
Transportation fee	286,846	379,354
Sales commission	113,162	152,331
Storage and logistics expenses	67,889	72,537
Staff costs	55,992	59,199
Others	20,338	27,599
	544,227	691,020

(38)	General and administrative expenses

	2014	2013
Repair and maintenance expense	1,088,314	1,126,828
Staff costs	916,114	896,983
Administrative expenses	114,082	122,639
Taxation charges	111,533	115,058
Depreciation and amortisation	111,565	91,754
Security and fire extinguishment expenses	76,858	60,931
Research and development costs	43,569	67,315
Others	204,562	250,847
	2,666,597	2,732,355

(39)	Financial expenses/(income) - net

	2014	2013
Interest expenses	374,600	376,696
Less: Interest income	(64,673)	(90,484)
Exchange losses/(gains)-net	71,939	(487,173)
Others	9,759	11,937
	391,625	(189,024)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(40)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses in the income statements are listed as follows by nature:

	2014	2013
Changes in inventories of finished goods and work in progress	(546,246)	124,799
Consumed raw materials and low value consumables, etc.	71,501,827	84,148,090
Cost of trading products	14,585,761	10,970,379
Employee benefits	2,627,357	2,652,768
Depreciation and amortization expenses	2,315,697	2,582,632
Repair and maintenance expenses	1,088,314	1,126,828
Transportation expenses	354,735	451,891
Agency commission	113,162	152,331
Audit fee	7,800	7,800
Others	1,209,307	1,682,857
	93,257,714	103,900,375

(41)	Investment income

	2014	2013
Investment accounted for using the equity method	47,654	120,667
Investment income on disposal of long-term equity investment	6,491	—
	54,145	120,667

There are no severe restrictions on the investee’s ability to transfer investment income to the Group.

(42)	Asset impairment losses

	2014	2013
Accounts receivable	—	14
Other receivables	264	(341)
Inventories	213,600	40,165
Construction in progress	10,175	—
	224,039	39,838

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(43)	Non-operating income

	2014	2013	Recognized as extraordinary profit and loss of current year
Government grants(a)	182,829	59,658	182,829
Gains on disposal of fixed assets	13,297	444,672	13,297
Others	12,354	38,812	12,354
	208,480	543,142	208,480

(a)	Government grants mainly include:

	2014	2013
Local education surcharges refund	124,619	17,636
Amortization of deferred income (Note4(27))	28,564	10,000
Fiscal subsidy for incurred scientific research expenditure, energy saving and environmental protection	24,600	29,749
Others	5,046	2,273
	182,829	59,658

(44)	Non-operating expenses

	2014	2013	Recognized as extraordinary profit and loss of current year
Loss on disposal of fixed assets	47,263	27,392	47,263
Allowances	35,700	41,574	35,700
Others	2,011	3,465	2,011
	84,974	72,431	84,974

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(45)	Income tax expenses

	2014	2013
Current tax expense for the year based on tax law and regulations	16,286	11,177
Movement of deferred tax	(230,470)	367,974
	(214,184)	379,151

The reconciliation from income tax calculated based on the applicable tax rates and total (loss)/profit presented in the consolidated financial statements to the income tax expenses is listed below:

	2014	2013
Total (loss)/profit	(914,149)	2,392,870
Income tax expenses calculated at applicable tax rates	(228,537)	598,218
Tax effect of share of profit of investments accounted for using the equity method	(11,913)	(30,167)
Other non-taxable profit	(10,913)	(9,918)
Tax effect of non-deductible expenses	4,266	4,609
Under provision for income tax expense in respect of preceding years	11	3,138
Income from disposal of joint ventures and associates	3,496	—
Utilisation of previously unrecognized tax losses	(536)	(202,721)
Temporary differences for which no deferred income tax asset was recognized in the year	12,261	59
Tax losses for which no deferred income tax asset was recognized in the year	17,681	15,933
Income tax expenses	(214,184)	379,151

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(46)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net (loss)/profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	2014	2013
Consolidated net (loss)/profit attributable to ordinary shareholders of the Company	(716,427)	2,003,545
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Basic (loss) /earnings per share	(0.066)	0.186

(b)	Diluted earnings per share:

As there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(47)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	2014	2013
Subsidy income	189,265	49,658
Others	9,966	14,968
	199,231	64,626

(b)	Cash paid relating to other operating activities

	2014	2013
Administrative expenses	114,082	122,639
Sales commission	113,162	152,331
Security and fire extinguishment expenses	76,858	60,931
Storage and logistics expenses	67,889	72,537
Research and development costs	43,569	67,315
Information system operation and maintenance expenses	35,191	33,295
Others	122,961	102,267
	573,712	611,315

(c)	Cash received relation to other investment activities

	2014	2013
Interest income	64,597	90,484

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(48)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net (loss)/profit to cash flows from operating activities

	2014	2013
Net (loss)/profit	(699,965)	2,013,719
Add: Provisions for assets impairment	224,039	39,838
Depreciation of investment properties	13,450	13,245
Depreciation of fixed assets	1,955,103	2,127,316
Amortisation of intangible assets	17,612	18,266
Amortisation of long-term prepaid expenses	329,532	423,805
Losses/(gains) on disposal of fixed assets	33,966	(417,280)
Financial expenses/(income) - net	359,698	(131,398)
Investment income	(54,145)	(120,667)
(Increase)/decrease in deferred tax assets	(230,470)	367,974
Decrease/(Increase) in inventories	2,894,936	(141,327)
Decrease/(Increase) in operating receivables	1,570,682	(1,769,539)
(Decrease)/Increase in operating payables	(2,369,952)	3,059,064
Decrease in specific reserve	(4,567)	(2,347)
Net cash flows generated from operating activities	4,039,919	5,480,669

(b)	Net increase/(decrease) in cash and cash equivalents

	2014	2013
Cash and cash equivalents at the end of the year	279,198	133,256
Less: cash and cash equivalents at the beginning of the year	133,256	160,962
Net increase/(decrease) in cash and cash equivalents	145,942	(27,706)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(48)	Supplementary materials to consolidated cash flow statement (continued)

(c)	Cash and cash equivalents

	31 December 2014	31 December 2013
Cash
Including: Cash on hand	14	23
Bank deposits available on demand	277,056	131,377
Other monetary fund available on demand	2,128	1,856
		133,256
Cash and cash equivalents at the end of the year	279,198

(49)	Foreign monetary items

	31 December 2014
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand —
USD	5,298	6.1190	32,418
HKD	1,255	0.7889	990
Account receivables —
USD	86,126	6.1190	527,006
Short-term borrowings —
USD	(264,353)	6.1190	(1,617,578)
EUR	(57,001)	7.4556	(424,979)
Account payables —
USD	(125,736)	6.1190	(769,378)
Interest payables —
USD	(72)	6.1190	(438)
Long-term borrowings —
USD	(100,000)	6.1190	(611,900)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Change of consolidation scope

(1)	Disposal of subsidiary

(a)	Information of annual disposal of subsidiaries are summarized as follows:

Name of subsidiary	Disposal amount	Disposal proportion	Disposal methods	Loss of control point	Basis for loss of control	Net assets of the subsidiary
Chen Shan Oil Depot Management Corporation	—	100%	Closed	24 June 2014	Closed	RMB 270 thousands

As the Company sold its assets located in Chen Shan depot to China Petrochemical Sales Co., Ltd. in 2013, Chen Shan Oil Depot Management Corporation was legally closed by the Company during the year. Therefore, Chen Shan Oil Depot Management Corporation was not consolidated into the Group anymore since the closing date.

(2)	Other

As at 7 July 2014, China Jinshan Associated Trading Corporation, a subsidiary of the Company, incorporated a wholly owned subsidiary, Shanghai Jinshan Trading Corporation with registered capital of RMB 20,000 thousands. Accordingly, Shanghai Jinshan Trading Corporation was consolidated by the Group. Shanghai Jinshan Trading Corporation was incorporated in China Shanghai Pilot Free Trade Zone and was engaged in import and export of petrochemical products.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group

	Main business	Place of	Principal	Registered		Percentage of equity		Way of	Corporate
	area	registry	activities	capital		directly held	indirectly	acqusition	representative
Toufa	Shanghai	Shanghai	Investment	RMB	1,000,000	100.00%	—	Establish	Gu Chaoran
Jinmao Company	Shanghai	Shanghai	Trading	RMB	25,000	67.33%	—	Establish	Wang Zhiqing
Jinchang	Shanghai	Shanghai	Manufacturing	USD	9,153,800	—	74.25%	Establish	Lu Huihui
Jinfei	Shanghai	Shanghai	Manufacturing	USD	50,000,000	—	60.00%	Establish	Gu Chaoran
Jinyong	Ningbo	Ningbo	Manufacturing	RMB	250,000	75.00%	—	Investment	Gu Chaoran
Jindi	Shanghai	Shanghai	Manufacturing	RMB	545,776	—	100.00%	Establish	Lu Huihui
Jinmao international	Shanghai	Shanghai	Trading	RMB	20,000	—	67.33%	Establish	He Jiming

As at 31 December 2014 and 31 December 2013, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(34)).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Interests in other entities (continued)

(2)	Interests in joint ventures and associates

(a)	Nature of interest in major joint ventures and associates

	Place of main	Place of		% of ownership interest		Whether it is strategic to
	business	registry	Principal activities	Directly	Indirectly	group activities
Joint ventures -
BOC	Shanghai	Shanghai	Production and sales of industrial gases	—	50.00%	Yes
Jinpu	Shanghai	Shanghai	Production of polypropylene film	—	50.00%	Yes
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	—	50.00%	Yes
Associates -
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	20.00%	—	Yes
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	38.26%	—	Yes
Jinsen	Shanghai	Shanghai	Production of resins products	—	40.00%	Yes
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	—	40.00%	Yes

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures

	At 31 December 2014			At 31 December 2013
	BOC	Jinpu	Yangu Gas	BOC	Jinpu	Yangu Gas
Current Assets	67,556	44,518	27,827	71,666	80,933	30,042
Including: Cash and cash equivalents	12,636	2,976	11,540	16,832	11,845	9,027
Non-current Assets	357,525	91,964	90,381	403,439	101,535	103,451
Total Assets	425,081	136,482	118,208	475,105	182,468	133,493
Current Liabilities	(155,895)	(32,306)	(8,374)	(126,477)	(51,539)	(19,456)
Non-current liabilities	—	—	(5,400)	—	—	(9,000)
Total liabilities	(155,895)	(32,306)	(13,774)	(126,477)	(51,539)	(28,456)
Net Assets	269,186	104,176	104,434	348,628	130,929	105,037
Net assets calculated by proportion of shareholding (i)	134,593	52,088	52,217	174,314	65,465	52,519
Adjustment-unrealized downstream transactions	(22,770)	—	—	(26,274)	—	—
Book value of joint ventures	111,823	52,088	52,217	148,040	65,465	52,519

	At 31 December 2014			At 31 December 2013
	BOC	Jinpu	Yangu Gas	BOC	Jinpu	Yangu Gas
Revenue	388,391	226,221	75,342	72,675	388,968	253,971
Financial expense	(5,162)	(2,252)	(798)	(1,643)	(7,350)	(1,412)
Income tax	(14,545)	—	—	226	(11,723)	—
Net profit/(loss)	26,800	(26,753)	1,397	3,617	35,197	(18,147)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/(loss)	26,800	(26,753)	1,397	3,617	35,197	(18,147)
Dividends declared by joint venture	53,121	—	1,000	2,400	—	—

(i)	The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates

	As at 31 December 2014				As at 31 December 2013
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Current Assets	4,367,559	2,465,826	124,136	173,827	4,600,981	3,093,527	123,548	175,236
Including: Cash and cash equivalents	725,639	558,495	75,078	95,093	520,106	668,732	79,116	108,561
Non-current Assets	9,472,760	3,263,037	94,060	4,538	9,295,519	3,071,418	96,344	3,793
Total Assets	13,840,319	5,728,863	218,196	178,365	13,896,500	6,164,945	219,892	179,029
Current Liabilities	(2,545,646)	(639,628)	(12,050)	(56,557)	(2,700,388)	(1,182,769)	(14,057)	(57,374)
Non-current liabilities	(3,806,143)	(1,043,192)	—	—	(3,425,837)	(1,101,536)	—	—
Total liabilities	(6,351,789)	(1,682,820)	(12,050)	(56,557)	(6,126,225)	(2,284,305)	(14,057)	(57,374)
Net Assets	7,488,530	4,046,043	206,146	121,808	7,770,275	3,880,640	205,835	121,655
Net assets calculated by proportion of shareholding (i)	1,497,706	1,548,016	82,458	48,723	1,554,055	1,484,733	82,334	48,662
Adjustment (ii)	—	(334,752)	—	—	—	(325,052)	—	—
Book value of associates	1,497,706	1,213,264	82,458	48,723	1,554,055	1,159,681	82,334	48,662

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates (continued)

	2014				2013
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Revenue	26,131,711	566	266,556	276,665	29,369,585	5,960	307,067	257,762
Net (loss)/profit	(339,450)	170,050	12,426	30,153	199,820	100,065	10,868	30,047
Other comprehensive income	—	—	—	—	—	—	—	—
Total comprehensive (loss)/income	(339,450)	170,050	12,426	30,153	199,820	100,065	10,868	30,047
Dividends declared by associates	—	11,478	4,847	12,000	—	15,304	5,035	36,000

(i)	The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(d)	Summarised financial information for immaterial associates

	2014	2013
Total net book value of long-term investment as at 31 December 2014
Total amount calculated by proportion of shareholding	47,983	62,838
Net profit (i)	29,226	10,413
Other comprehensive income (i)	—	—
Total comprehensive income	29,226	10,413

(i)	Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

7	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Segment information (continued)

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Segment information (continued)

(a)	Segment information as at and for the year ended 31 December 2014 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	2,935,540	12,654,400	12,579,993	58,243,904	14,792,432	976,592	—	—	102,182,861
Inter-segment revenue	—	241,131	15,408,977	5,266,442	2,820,482	1,054,951	—	(24,791,983)	—
Cost of sales	(3,131,196)	(11,992,851)	(11,094,167)	(48,604,614)	(14,585,761)	(638,301)	—	—	(90,046,890)
Interest income	—	—	—	—	—	—	64,673	—	64,673
Interest expenses	—	—	—	—	—	—	(374,600)	—	(374,600)
Investment income from associates and joint ventures	—	—	—	—	—	—	54,145	—	54,145
Asset impairment losses	(28,942)	(114)	(25,018)	(138,624)	(3,630)	(27,711)	—	—	(224,039)
Depreciation and amortisation	(187,215)	(233,014)	(648,305)	(1,009,986)	(227)	(223,500)	(13,450)	—	(2,315,697)
Total (loss)/profit	(583,929)	(331,540)	105,070	(29,295)	66,106	73,412	(213,973)	—	(914,149)
Income tax expenses	—	—	—	—	—	—	214,184	—	214,184
Net (loss)/profit	(583,929)	(331,540)	105,070	(29,295)	66,106	73,412	211	—	(699,965)
Total assets	1,782,581	1,714,407	5,389,731	13,856,803	1,312,503	2,156,341	4,933,617	—	31,145,983
Total liabilities	340,837	947,649	1,028,939	4,812,737	1,172,575	120,353	5,880,875	—	14,303,965

(b)	Segment information as at and for the year ended 31 December 2013 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	3,264,518	14,440,279	18,682,958	66,920,837	11,159,112	1,072,125	—	—	115,539,829
Inter-segment revenue	—	244,977	19,437,514	6,133,970	3,344,902	1,268,716	—	(30,430,079)	—
Cost of sales	(3,496,104)	(14,220,894)	(15,967,952)	(55,161,875)	(10,970,379)	(659,796)	—	—	(100,477,000)
Interest income	—	—	—	—	—	—	90,484	—	90,484
Interest expenses	—	—	—	—	—	—	(376,696)	—	(376,696)
Investment income from associates and joint ventures	—	—	—	—	—	—	120,667	—	120,667
Asset impairment losses	(26,469)	(744)	(5,629)	—	—	(6,996)	—	—	(39,838)
Depreciation and amortisation	(185,924)	(304,972)	(792,545)	(1,070,880)	(234)	(214,831)	(13,246)	—	(2,582,632)
Total (loss)/profit	(604,913)	(766,311)	1,054,241	2,175,334	38,214	157,409	338,896	—	2,392,870
Income tax expenses	—	—	—	—	—	—	(379,151)	—	(379,151)
Net (loss)/profit	(604,913)	(766,311)	1,054,241	2,175,334	38,214	157,409	(40,255)	—	2,013,719
Total assets	1,964,603	2,160,187	6,680,569	18,333,316	743,409	2,315,330	4,718,519	—	36,915,933
Total liabilities	320,028	1,390,864	1,773,355	6,363,608	972,403	103,170	7,901,826	—	18,825,254

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

In 2014, revenue from the same customer accounted for 60% of total Group revenue (2013: 61%). The revenue from the customer derived from the following segments: intermediate petrochemicals, petroleum products, trading of petrochemical products and other segment.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2013	Increase in current year	Decrease in current year	31 December 2014
China Petroleum & Chemical Corporation	RMB 116.6 billion	RMB 1.7 billion	—	RMB 118.3 billion

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	31 December 2014		31 December 2013
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.56%	50.56%	50.56%	50.56%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 6.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 6(2), related transactions between the Group and other associates are as follows:

	Place of main	Place of		% of ownership interest		Whether it is strategic to
	business	registry	Business nature	Directly	Indirectly	group activities
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	—	35%	Yes
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	—	25%	Yes
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	—	33.33%	Yes

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Company
China Petrochemical Corporation	The ultimate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(5)	Major related party transactions

In addition to the related transaction disclosed in Note4(3), Note4(9), Note4(24) and Note4(33), other major related transactions between the Group and its related parties are as follows:

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services

The Group

			2014		2013
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	36,160,187	52.92%	58,745,898	70.84%
Sinopec Group and its subsidiaries	Purchases	Trade	1,251,143	1.83%	12,280	0.01%
Associates of the Company	Purchases	Trade	3,410,569	4.99%	3,559,042	4.29%
Joint ventures of the Company	Purchases	Trade	362,034	0.53%	364,178	0.44%
Key management personnel	Short-term employee benefits	Compensation for services	7,668	0.37%	6,603	0.34%
Key management personnel	Retirement scheme contributions	Compensation for services	170	0.03%	181	0.03%

Sales of goods, rendering services:

The Group

			2014		2013
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	60,835,010	59.55%	70,670,009	61.17%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	298,190	0.29%	347,176	0.30%
Associates of the Company	Sales/Service income	Trade	2,020,797	1.98%	2,262,374	1.96%
Joint ventures of the Company	Sales	Trade	435,032	0.43%	449,490	0.39%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(b)	Related party funding

In 2014, the Group and the Company borrowed from Sinopec Finance Company Limited amounting to RMB 7,070,000 thousands (2013: RMB 3,374,845 thousands). The interest rate of RMB dominated borrowings ranged from 5.04% to 5.40% (2013: RMB 5.40%, USD 1.47%).

In 2014, the Group and the Company repaid to Sinopec Finance Company Limited amounting to RMB 6, 070,000 thousands (2013: RMB 3,524,845 thousands).

(c)	Other related transactions

The Group

	Transaction Type	2014	2013
Sinopec Group and its subsidiaries	Insurance premiums	117,896	146,176
Sinopec Finance Company Limited	Interests received and receivable	1,057	943
Sinopec Finance Company Limited	Interests paid and payable	59,939	20,762
Sinopec Group and its subsidiaries	Construction and installation cost	144,248	287,988
Sinopec Chemical Commercial Holding Company Limited	Sales commission	113,162	152,331
Sinopec Corp. and its subsidiaries	Rental income	28,871	25,602

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		31 December 2014		31 December 2013
		Amount	Bad-debt provision	Amount	Bad-debt provision
Cash at bank and on hand	Sinopec Group and its subsidiaries	5,179	—	7,109	—
Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	6,600	—	295,548	—
Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	967,220	—	1,612,575	—
	Sinopec Group and its subsidiaries	3,617	—	2,074	—
	Associates of the Group	1,829	—	191,432	—
	Joint ventures of the Group	24,572	—	22,608	—
		997,238	—	1,828,689	—
Other receivables	Sinopec Corp., its subsidiaries and joint ventures	574	—	4,477	—
	Associates of the Group	480	—	291	—
	Joint ventures of the Group	1,746	—	2,128	—
		2,800	—	6,896	—
Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	28,447	—	1	—

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

The Group

		31 December 2014	31 December 2013
Short-term borrowings	Sinopec Group and its subsidiaries	1,070,000	70,000
Interest payable	Sinopec Group and its subsidiaries	1,320	—
Notes payable	Sinopec Corp., its subsidiaries and joint ventures	—	4,000
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	2,830,073	6,221,139
	Sinopec Group and its subsidiaries	2,064	351
	Associates of the Group	137,112	355,840
	Joint ventures of the Group	34,327	36,193
		3,003,576	6,613,523
Other payables	Sinopec Corp., its subsidiaries and joint ventures	10,056	11,315
	Sinopec Group and its subsidiaries	5,731	28,305
		15,787	39,620
Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	19,798	6,385
	Sinopec Group and its subsidiaries	27	31
	Associates of the Group	1,685	—
	Joint ventures of the Group	4	—
		21,514	6,416

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(i)	Construction and installation cost:

	31 December 2014	31 December 2013
Sinopec Group and its subsidiaries	65,319	48,661

(ii)	Investment commitments with related parties

	31 December 2014	31 December 2013
Capital contribution to Shanghai Secco	111,263	122,804

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project”(“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. The Capital Verification report of the above contribution has already been issued by PricewaterhouseCoopers Zhong Tian LLP(PwC ZT Yan Zi (2013) No. 872) on 19 December 2013.

As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project (Note9 (b)). The Capital Verification report of the above contribution has already been issued by Shanghai Huayi Accounting Firm (Hua Yan Zi (2014) No.002) on 25 March 2014.

Except for the above, the Group and the Company had no other material commitments with related parties at 31 December 2014, which are contracted, but not included in the financial statements.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2014. No provision has been made in the financial statements at 31 December 2014 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007(31 December 2013: Nil).

10	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	31 December 2014	31 December 2013
Purchase of fixed assets contracted but not provided for	126,941	182,350
Purchase of fixed assets authorised but not contracted for	1,284,433	784,400
	1,411,374	966,750

(2)	Operating lease commitments

The Group had no material commitments under operating leases as at 31 December 2014 and 2013, which are contracted, but not included in the financial statements.

11	Events occurring after the balance sheet date

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the adjustment of the list of participants and the number of share options under the initial grant of the share option incentive scheme and the proposal regarding the initial grant under the share option incentive scheme were approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousands share options granted to 214 participants. Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB 4.20 under vesting conditions. The total number of underlying stock accounted for 0.359% of the Company’s total share capital when granted.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Neverthless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 31 December 2014 and 31 December 2013, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarized below:

	31 December 2014
	USD	Others	Total
Financial assets in foreign currencies-
Cash at bank and on hand	32,418	990	33,408
Accounts receivable	527,006	—	527,006
	559,424	990	560,414
Financial liabilities in foreign currencies-
Short-term borrowings	1,617,578	424,979	2,042,557
Accounts payable	769,378	—	769,378
Interest payable	438	—	438
Long-term borrowings	611,900	—	611,900
	2,999,294	424,979	3,424,273

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2013
	USD	Others	Total
Financial assets in foreign currencies-
Cash at bank and on hand	3,318	750	4,068
Accounts receivable	49,648	—	49,648
	52,966	750	53,716
Financial liabilities in foreign currencies-
Short-term borrowings	4,327,336	—	4,327,336
Accounts payable	818,327	452	818,779
Interest payable	2,305	—	2,305
Current portion of non-current liabilities	609,690	—	609,690
	5,757,658	452	5,758,110

As at 31 December 2014, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net loss for the year would have been 107,395 thousands decreased/ increased (2013: RMB 213,925 thousands increased/decreased in net profit) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD and EUR denominated short-term borrowings and trade payables.

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2014, the Group’s short-term and long-term interest bearing borrowings denominated with floating rates amounting to RMB 4,640,875 thousands (31 December 2013: RMB 7,721,826 thousands).

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the year 2014 and 2013, the Group did not enter into any interest rate swap agreements.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Financial instrument and risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk (continued)

As at 31 December 2014, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would have increased/decreased by approximately RMB 17,403 thousands (31 December 2013: RMB 28,957 thousands decreased/increased in net profit).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 31 December 2014, the Group has no significant overdue account receivables (2013: Nil).

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

At 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB 2,974,434 thousands. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank borrowings and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. At 31 December 2014, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 28,696,100 thousands, of which RMB 22,985,225 thousands was unutilised; the Group had facilities up to RMB 138,210 thousands to issue letters of credit, of which RMB 10,983 thousands was unutilised.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	31 December 2014
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	4,118,266	—	—	—	4,118,266
Notes payable	11,714	—	—	—	11,714
Accounts payable and other payables	6,432,586	—	—	—	6,432,586
Interest payable	9,037	—	—	—	9,037
Dividends payable	19,406	—	—	—	19,406
Long-term borrowings	54,555	1,648,830	—	—	1,703,385
	10,645,564	1,648,830	—	—	12,294,394

	31 December 2013
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	6,523,012	—	—	—	6,523,012
Notes payable	12,680	—	—	—	12,680
Accounts payable and other payables	9,489,030	—	—	—	9,489,030
Interest payable	10,740	—	—	—	10,740
Dividends payable	20,918	—	—	—	20,918
Long-term borrowings	36,339	36,339	664,746	—	737,424
Current portion of non-current liabilities	616,270	—	—	—	616,270
	16,708,989	36,339	664,746	—	17,410,074

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	The Group does not have assets measured at fair value on a recurring or non-recurring basis.

(2)	Financial assets and financial liabilities not measured at fair value but disclosed it

Financial assets and liabilities measured at amortised cost mainly include notes receivable, trade receivables and other receivables, current portion of entrust lendings, short-term borrowings, trade and other payables, notes payable, current portion of non-current liabilities borrowings and long-term borrowings.

As at 31 December 2014, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

14	Offsetting financial assets and financial liabilities

(a)	Financial assets

The following financial assets are subject to offsetting arrangements:

	31 December 2014	31 December 2013
Gross amounts of recognised amounts due from related parties	1,675,594	1,976,496
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(47,473)	—
Net amounts of amounts due from related parties presented in the balance sheet	1,628,121	1,976,496

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Offsetting financial assets and financial liabilities (continued)

(b)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	31 December 2014	31 December 2013
Gross amounts of recognised amounts due to related parties	5,971,508	8,851,932
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(47,473)	—
Net amounts of amounts due to related parties presented in the balance sheet	5,924,035	8,851,932

For the financial assets and liabilities subject to the offsetting arrangements above, the relevant financial assets and liabilities of each operating agreement between the Group and the counterparty, Shanghai Secco Petrochemical Company Limited, are settled on a net basis.

15	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders,

return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as shareholder’s equity and total liabilities as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and manages capital using gearing ratio.

The gearing ratios at 31 December 2014 and 31 December 2013 were as follows:

	31 December 2014	31 December 2013
Short-term borrowings (Note 4(17))	4,078,195	6,484,336
Current portion of non-current liabilities (Note 4(26))	—	609,690
Long-term borrowings (Note 4(28))	1,632,680	627,800
Less: cash and cash equivalents (Note 4(1))	(279,198)	(133,256)
Net debt	5,431,677	7,588,570
Add: total Equity	16,842,018	18,090,679
Total Capital	22,273,695	25,679,249
Gearing ratio	24.39%	29.55%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	31 December 2014	31 December 2013
Amounts due from related parties	845,197	1,539,697
Amounts due from third parties	11,049	8,082
Less: provision for bad debts	(48)	(48)
	856,198	1,547,731

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2014	31 December 2013
Within one year	856,170	1,547,711
Over one year but within two years	36	27
Over two years but within three years	8	6
Over three years	32	35
	856,246	1,547,779
Less: Provision for bad debts	(48)	(48)
	856,198	1,547,731

(b)	Accounts receivable are analysed by categories as follows:

	31 December 2014				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-Group 1	11,049	1.29	48	0.43	8,082	0.52	48	0.59
-Group 2	845,197	98.71	—	—	1,539,697	99.48	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	856,246	100.00	48	—	1,547,779	100.00	48	—

Classification of accounts receivable: refer to Note2(10)(b)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(c)	Subject to provision by group 1 are as follows:

	31 December 2014			31 December 2013
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	10,973	—	—	8,014	—	—
Over one year but within two years	36	11	30.00	27	9	30.00
Over two years but within three years	8	5	60.00	6	4	60.00
Over three years	32	32	100.00	35	35	100.00
	11,049	48	—	8,082	48	—

There are no collateral over the above accounts receivable with provision for bad debts.

(d)	In 2014, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2014, the Company had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	In 2014, the Company had no significant accounts receivable that are written off.

(g)	As at 31 December 2014, top five accounts receivable are summarized as follows:

	Amount	Bad debt	Percentage of total accounts receivable
Total amount of top five accounts receivable	829,365	—	96.86%

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(h)	Accounts receivable from related parties are analysed as below:

	31 December 2014			31 December 2013
	Amount	Percentage of total accounts receivable	Provision for bad debts	Amount	Percentage of total accounts receivable	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	760,391	88.81	—	1,293,498	83.57	—
Sinopec Group and its subsidiaries	3,617	0.42	—	2,074	0.13	—
Subsidiaries of the Company	56,364	6.58	—	30,083	1.94	—
Associates of the Company	253	0.03	—	191,432	12.37	—
Joint ventures of the Company	24,572	2.87	—	22,610	1.47	—
	845,197	98.71	—	1,539,697	99.48	—

(i)	There are no accounts receivables derecognized due to the transfer of financial assets during the current year.

(j)	As at 31 December 2014, there are no accounts receivables pledged (31 December 2013: Nil).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables

	31 December 2014	31 December 2013
Amounts due from related parties	769,591	742,807
Amounts due from third parties	13,919	18,597
	783,510	761,404
Less: provision for bad debts	(767,042)	(736,122)
	16,468	25,282

(a)	The ageing of other receivables is analysed as follows:

	31 December 2014	31 December 2013
Within one year	47,418	56,512
Over one year but within two years	31,230	31,150
Over two years but within three years	31,150	242,382
Over three years	673,712	431,360
Less: provision for bad debts	(767,042)	(736,122)
	16,468	25,282

(b)	Other receivables by categories are analysed as follows:

	31 December 2014				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	766,862	97.88	766,862	100.00	735,912	96.65	735,912	100.00
Subject to provision by groups :
-Group 1	13,919	1.78	180	1.29	18,597	2.44	210	1.13
-Group 2	2,729	0.34	—	—	6,895	0.91	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	783,510	100.00	767,042	—	761,404	100.00	736,122	—

Classification of other receivable : refer to Note2(10)(b)

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(c)	Subject to provision by group 1 are as follows:

	31 December 2014			31 December 2013
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	13,739	—	—	18,387	—	—
Over one year but within two years	—	—	—	—	—	—
Over two years but within three years	—	—	—	—	—	—
Over three years	180	180	100.00	210	210	100.00
	13,919	180	—	18,597	210	—

(d)	As accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision in this year, an accumulated bad debt provision for other receivables from the Company’s consolidated subsidiary Jinyong was RMB 766,862 thousands (31 December 2013: RMB 735,912 thousands). Jinyong stopped production till now since August 2008. The additions in this year included labor cost, tax expenses and other fixed expenditures, which were paid by the Company on behalf of Jinyong. The Company provided a full bad debt provision based on the assessment on the possibility of recovery of other receivables. No provision was recognised for other receivables which were not individually significant but subject to bad debt provision.

(e)	In 2014, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	In 2014, the Company had no significant other receivable that are written off.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(g)	As at 31 December 2014, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Bad debts
Zhejiang Jinyong	Disbursement fee	766,862	Partially over 3 years	97.88%	766,862
China petroleum and chemical Company Limited pipleline storage and transport branch	Deposit	5,872	Within 1 year	0.75%	—
BOC-SPC Gases Company Limited	Business transaction	1,746	Within 1 year	0.22%	—
Shanghai Yali Industrial Development Co., Ltd.	Deposit	1,551	Within 1 year	0.20%	—
Shanghai Haiwan Petrochemical Co., Ltd.	Deposit	909	Within 1 year	0.12%	—
		776,940		99.17%	766,862

(3)	Long-term equity investments

	31 December 2014	31 December 2013
Subsidiaries (a)	1,718,007	1,582,788
Joint ventures (b)	—	148,040
Associates (b)	2,710,969	2,713,736
	4,428,976	4,444,564
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)
	4,201,476	4,217,064

As at 31 December 2014, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounted to RMB 227,500 thousands (31 December 2013: RMB 227,500 thousands). Jinyong stopped production periodically till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investment (continued)

(a)	Subsidiaries

	Accounting method	lnvestment cost		31 December 2013	Additional/ negative investment	31 December 2014	Share holding	Voting rights	Explanation for the difference between share holding and voting rights	Impairment provision	Impairment provided in current year	Cash dividends declared in current year
Toufa	Cost method	RMB	1,473,675	1,338,456	135,219	1,473,675	100.00%	100.00%	No difference	—	—	17,000
Jinyong	Cost method	RMB	227,500	227,500	—	227,500	75.00%	75.00%	No difference	227,500	—	—
Jinmao Company	Cost method	RMB	16,832	16,832	—	16,832	67.33%	67.33%	No difference	—	—	8,080
				1,582,788	135,219	1,718,007				227,500	—	25,080

(b)	Joint ventures

					Changes in current year
	Accounting method	Investment cost		31 December 2013	Additional/ negative investment	Share of net profit/ loss) under equity method	Profit/Cash dividends declared by associates	Share of other changes in equity	31 December 2014	Share holding	Voting rights	Explanation of the difference between share holding and voting rights	Impairment provision	Impairment provided in current year
BOC	Equity method	RMB	127,992	148,040	(110,697)	15,778	(53,121)	—	—	—	—	No difference	—	—

As disclosed in Note 4(9)(i), the investment income from transferring equity interest of BOC amounted to RMB 24,522 thousands.

(c)	Associates

The information relating to the material associates of the Company is disclosed in Note 4(9)(b).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2013	3,148,597	38,495,358	1,703,008	43,346,963
Reclassification in current year	21,919	(27,093)	5,174	—
Increase in current year	700	98,295	16,231	115,226
Transfer from construction in progress	36,240	662,011	31,614	729,865
Decrease in current year	(28,749)	(477,097)	(56,080)	(561,926)
31 December 2014	3,178,707	38,751,474	1,699,947	43,630,128
Accumulated depreciation
31 December 2013	1,771,006	23,345,674	1,341,200	26,457,880
Reclassification in current year	2,651	934	(3,585)	—
Current year charges	89,985	1,755,936	60,171	1,906,092
Decrease in current year	(16,449)	(378,441)	(54,312)	(449,202)
31 December 2014	1,847,193	24,724,103	1,343,474	27,914,770
Provision for impairment
31 December 2013	50,785	491,296	6,263	548,344
Reclassification in current year	—	—	—	—
Current year charges	—	—	—	—
Decrease in current year	—	(54,308)	(96)	(54,404)
31 December 2014	50,785	436,988	6,167	493,940
Carrying amount
31 December 2014	1,280,729	13,590,383	350,306	15,221,418
31 December 2013	1,326,806	14,658,388	355,545	16,340,739

At 31 December 2014 and 31 December 2013, the Company had no pledged fixed assets.

In 2014, the depreciation expenses amounted to RMB 1,906,092 thousands (2013: RMB 2,031,654 thousands). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 1,817,404 thousands, RMB 40 thousands and RMB 88,648 thousands, respectively (2013: were RMB 1,965,972 thousands, RMB 66 thousands and RMB 65,616 thousands, respectively).

In 2014, the fixed assets with a carrying amount of RMB 729,865 thousands (2013: RMB 1,325,946 thousands) was transferred from construction in progress.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(5)	Revenue and cost of sales

	2014		2013
	Revenue	Cost of sales	Revenue	Cost of sales
Main operations	84,331,489	72,645,257	101,499,275	86,928,588
Other operations	608,752	474,638	573,587	326,107
	84,940,241	73,119,895	102,072,862	87,254,695

(6)	Investment income

	2014	2013
Investment accounted for using the cost method (a)	25,080	8,080
Investment income generated by the disposal of long-term equity investments	24,522	—
Investment accounted for using the equity method (b)	12,949	102,477
	62,551	110,557

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the cost method is as follow:

	2014	2013
Shanghai Petrochemical Investment Development Company Limited	17,000	—
China Jinshan Associated Trading Corporation	8,080	8,080
	25,080	8,080

(b)	Income from long-term equity investments accounted for using the equity method is as follow:

	2014	2013
Shanghai Secco Petrochemical Company Limited	(67,890)	39,964
Shanghai Chemical Industrial Park Development Company Limited	65,061	37,378
BOC-SPC Gases Company Limited	15,778	25,135
	12,949	102,477

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 31 December 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

16	Notes to major items of the Company’s financial statements (continued)

(7)	Supplementary information on cash flow statements

(a)	Reconciliation from net (loss)/profit to cash flow from operating activities

		2014	2013
Net (loss)/profit		(649,684)	2,012,192
Add:	Provisions for assets impairment	201,946	69,963
	Depreciation of investment properties	13,245	13,245
	Depreciation of fixed assets	1,906,092	2,031,654
	Amortisation of intangible assets	12,317	12,972
	Amortization of long-term deferred expense	327,955	422,403
	Losses/(Gains) on disposal of fixed assets	34,279	(417,158)
	Financial expenses/(income)—net	360,796	(153,631)
	Investment income	(62,551)	(110,557)
	(Increase)/Decrease in deferred tax assets	(223,893)	371,045
	Decrease/(increase) in inventories	3,008,806	(58,601)
	Decrease/(increase) in operating receivables	1,621,849	(1,123,247)
	(Decrease)/increase in operating payables	(2,930,918)	2,420,739
Net cash inflow generated from operating activities		3,620,239	5,491,019

(b)	Net increase/(decrease) in cash and cash equivalents

	2014	2013
Cash and cash equivalents balance at the end of the year	186,348	78,448
Less: cash and cash equivalents balance at the beginning of the year	78,448	119,148
Net increase/(decrease) in cash and cash equivalents	107,900	(40,700)

C.	Supplementary Information to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	2014	2013
Gains/(Losses) on disposal of non-current assets	(33,966)	417,280
Government grants recognised through profit or loss	182,829	59,658
Employee reduction expenses	(4,684)	(2,463)
Income from external entrusted lendings	2,299	2,202
Other non-operating (expenses)/income other than those mentioned above	(25,357)	(6,227)
Tax effect for the above items	(30,280)	(116,483)
Effect on non-controlling interests after tax	(1,240)	(1,143)
	89,601	352,824

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net (loss)/profit (Consolidated)		Net assets (Consolidated)
	2014	2013	31 December 2014	31 December 2013
Under CAS	(716,427)	2,003,545	16,570,623	17,831,617
Adjustments under IFRS:
Government grants(a)	28,772	54,130	(70,351)	(99,123)
Safety production costs(b)	(4,567)	(2,347)	—	—
Under IFRS	(692,222)	2,055,328	16,500,272	17,732,494

C.	Supplementary Information to the Financial Statements (continued)

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS (continued)

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return on		(Loss)/Earnings per share
	net assets (%)		Basic (RMB)		Diluted(RMB)
	2014	2013	2014	2013	2014	2013
Net (loss)/profit attributable to shareholders of the Company	(4.165)	11.778	(0.066)	0.186	(0.066)	0.186
Net (loss)/profit attributable to shareholders of the Company excluding non-recurring items	(4.686)	9.704	(0.075)	0.153	(0.075)	0.153

4	Additional information related to changes in accounting standards

The Group has changed accounting policies according to the CAS 2 “Long-Term Equity Investments”(revised) and other eight accounting standards issued by the Ministry of Finance of the PRC. The Group has adopted the above new standards to prepare the financial statements for the year ended 31 December 2014. The above new standards have no impact on the Group except for CAS 30 “Presentation of Financial Statements” (revised) and CAS 41 “Disclosure of Interests in Other Entities”(Note 2(30)).

Written Confirmation Issued by Directors, Supervisors and Senior Management

Pursuant to the requirements of Article 68 of the Securities Law and Regulation on the Preparation of Information Disclosure Contents and Format of Companies Issuing Public Shares, No. 2 revised by the China Securities Regulatory Commission (CSRC) in 2012, we, being Directors, Supervisors and the Senior Management of the Company, having carefully studied and reviewed the Company’s 2014 annual report, are in the opinion that: the Company was in strict compliance with the standardised operation of financial system operation of joint stock companies and the 2014 annual report gave a true and fair view of the financial position and operating results of the Company. The unqualified auditors’ reports of the Company issued by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively, were true and fair. We warrant that the information contained in the 2014 annual report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

Wang Zhiqing	Wu Haijun	Gao Jinping	Ye Guohua

Jin Qiang	Guo xiaojun	Lei Dianwu	Mo Zhenglin

Shen Liqulang	Jin Mingda	Cai Tingji	Zhang Yimin

Supervisors:

Zhang Jianbo	Zhuo Qiang	Li Xiaoxia	Zhai Yalin

Wang Liqun	Zeng Yunrui

Senior Management:

Tang Weizhong

Corporate Information

(1)	Company Information

Legal Chinese Name of the Company:
Abbreviation for Legal Chinese Name of the Company:
Legal English Name of the Company :	Sinopec Shanghai Petrochemical Company Limited
Abbreviation for Legal English Name of the Company:	SPC
Legal Representative of the Company:	Wang Zhiqing

(2)	Contact Persons and Contact Methods

Company Secretary		Securities Affairs Representative
Name:	Tang Weizhong	Wu Yuhong
Address:	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, PRC	Shanghai, PRC
Postal Code:	200540	200540
Tel:	8621-57943143	8621-57933728
Fax:	8621-57940050	8621-57940050
E-mail:	spc@spc.com.cn	wuyh@spc.com.cn

(3)	Basic Information

Registered address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

Newspapers designated for publication of announcements of the Company:
“Shanghai Securities News”, “China Securities Journal” and “Securities Time”
Websites for the publication of the Company’s annual reports:
Shanghai Stock Exchange website (www.sse.com.cn); Hong Kong Stock Exchange website (www.hkex.com.hk); and the website of the Company (www.spc.com.cn)
Place for access to the Company’s annual reports:
Board Secretariat Office, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock abbreviation	Stock Code	Stock abbreviation before change
A Shares	Shanghai Stock Exchange		600688	—
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338	—
ADR	New York Stock Exchange	SHI	—	—

(6)	Changes in Registration during the Reporting Period

1.	Basic Information

There were no changes in registration during the Reporting Period. The basic information did not change.

2.	Query Indices for the Initial Registration of the Company

Date of the Company’s initial registration:	29 June 1993
Initial registered address of the Company:	Jinshan Wei, Shanghai, PRC
First time:
Date of change of the Company’s registration:	12 October 2000
Change of the registered address of the Company:	48 Jinyi Road, Jinshan District, Shanghai, PRC
SAIC registration number of the Company:	310000000021453
Tax registration number of the Company:	310228132212291
Company and Organization Code:	13221229-1

Corporate Information (continued)

3.	Changes in Major Business since listing

There were no changes in the major business of the Company since its listing.

4.	Changes in Controlling Shareholders since listing

At the time of the Company’s listing in 1993, the controlling shareholder of the Company was China National Petrochemical Corporation, which underwent reorganization and was renamed China Petrochemical Corporation in 1998. In 2000, China Petrochemical Corporation established China Petroleum & Chemical Corporation, and the controlling shareholder of the Company changed to China Petroleum & Chemical Corporation thereafter.

(7)	Other Information

Auditor engaged by the Company (domestic):

Name:	PricewaterhouseCoopers Zhong Tian LLP
Address:	11/F., PricewaterhouseCoopers Center, 2 Corporate Avenue,
202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Signing Auditors:	Xu Hong, Huang Zhejun

Auditor engaged by the Company (international):

Name:	PricewaterhouseCoopers
Address:	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong
Signing Auditors:	Han Zongqing

Legal advisors:

PRC Law: Haiwen & Partners

20th Floor, Fortune & Finance Center

No.5 Dong San Huan Central Road

Chaoyang District, Beijing, PRC

Postal Code: 100020

Hong Kong Law: Freshfields Bruckhaus Deringer

11th Floor, Two Exchange Square

Central, Hong Kong

United States Law: Morrison & Foerster

425 Market Street

San Francisco, California 94105-2482

U.S.A

Share Registrar:

Hong Kong Registrars Limited

17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Shareowner Services

P.O. Box 358516

Pittsburgh, PA 15252-8516

Toll Free Number for Domestic Calls: 1-888-BNY-ADRS

Number for International Calls: 201-680-6825

Email: shareowners@bankofny.com

Website: www.stockbny.com

Documents for Inspection

1.	Financial statements signed and sealed by the Company’s Chairman, Chief Financial Officer and Deputy CFO cum Director of the Finance Department;

2.	Original copies of auditor’s reports signed by the auditors;

3.	Original copies of all documents and announcements of the Company which were disclosed in newspapers designated by CSRC during the Reporting Period; and

4.	The written confirmation issued by the Directors, Supervisors and Senior Management.

Chairman: Wang Zhiqing

Sinopec Shanghai Petrochemical Company Limited

20 March 2015

This annual report is published in both Chinese and English. Should any conflict regarding meaning arises, the Chinese version shall prevail (unless otherwise provided).